Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: [redacted]74576

RECEIVED

2006 NOV 27 P 12:1

06018795

Date: 21 Nov 2006

…national Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*19/11/06*	*1*
2.	*Holding(s) in Company*	*20/11/06*	*2*
3.	*Dividend*	*21/11/06*	*3*
4.	*Financial Statements*	*21/11/06*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

082-34955

bank hapoalim

Schedule 1

Date: 19 November 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to immediate reports of 13th September, 2005, 14th December, 2005 and 29th October, 2006, Bank Hapoalim B.M. (hereinafter – "the Bank") hereby notifies that on 17th November, 2006, at about noon, shortly after receiving all of the approvals required from the competent authorities, the Bank completed the main phase of the transaction for purchasing 57.55% of the means of control of Bank Pozitif Credi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter – "Bank Pozitif"), through Tarshish – Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary of the Bank, and became the controlling party of Bank Pozitif.

Yours faithfully,
Bank Hapoalim B.M.

(-) (-)

Alberto Garfunkel
Member of the Board of Management

Moriah Hoftman-Doron, Adv.
Deputy Chief Legal Adviser

Schedule 2

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 20/11/2006
Reference: 2006-01-138109

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	122,773,620	9.74	9.74	9.65	9.65

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *122,686,935*
Change in Quantity of Securities: *86,685*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 89,027,551 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 3

RECEIVED

Date: November 21, 2006
Reference: 802/06

2006 NOV 27 P 12:13

To : The London Stock Exchange

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pay dividend**

1. a. We respectfully advise you that at its meeting of November 20, 2006, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 353,000,900.

   b. The dividend in the sum of NIS 353,000,900 constitutes 28% on the issued and paid-up share capital of the Bank, namely 28 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine November 29, 2006, as the record date for the purpose of paying the dividend, with the "*ex*" date being November 30, 2006 and the payment date to be December 14, 2006.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on November 21, 2006, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Ofer Levy
Chief Accountant
Senior Deputy Managing Director

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *November 20, 2006*, the Board of Directors of the body corporate resolved to distribute a dividend.

2. The dividend amount payable is *NIS 353,000,900*
   The dividend is *28%* of the issued and paid-up share capital.

3. Operative date (cum date): *November 29, 2006.*
   Ex-date: *November 30, 2006.*
   Dividend distribution date: *December 14, 2006.*

4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.

5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 7,069,000,000.*

6. Approval process for distribution of the dividend ________________.

7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.28	*NIS*	________________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on November 20, 2006 at 16:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

G:\WORD\Immediate Reports\21.11.06.doc

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 4

Date: November 21, 2006
Our reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report regarding the Approval of the Financial Statements as at September 30, 2006

1. We wish to inform you that at its meeting held at 16:30 on November 20, 2006, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at September 30, 2006.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on November 21, 2006, and has been sent to the Bank of Israel and the Registrar of Companies in Israel

3. Enclosed is a summary of the Financial Statements of the Bank as at September 30, 2006. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ofer Levy
Chief Accountant
Senior Deputy Managing Director

Yoram Weissbrem
Secretary of the Bank

Press Release

November 21, 2006

Bank Hapoalim Group
Financial Statements for the Third Quarter of 2006

- **Bank Hapoalim today published its financial statements for the third quarter and first nine months of 2006. The Bank Group reported Net profit of NIS 2,610 million in the first nine months, an increase of 14.8%** compared to NIS 2,274 million in the same period last year. Profit for the third quarter of 2006 totaled NIS 768 million, an increase of 2.1% compared to the same quarter last year.

- **Net Return on Equity** for the first nine months of 2006 was 22.0% in annual terms, compared to 20.5% for the same period in 2005 and 19.0% for the year 2005.

- **Net Operating Profit** for the first nine months of 2006 totaled NIS 1,859 million, compared to NIS 1,681 million in the same period last year. Net Operating Profit for the third quarter of 2006 totaled NIS 576 million, a decrease of 19.0% compared to NIS 711 million in the same quarter last year.

- **Net Profits from Extraordinary Transactions** for the third quarter of 2006 were NIS 192 million, mainly as a result of the sale of the Bank's holdings in Bank Otsar HaHayal. Net Profits from Extraordinary Transactions for the first 9 months of the year were NIS 751 million and included proceeds from the sales of the P.K.N. Mutual Funds.

- **Dividend Payment** declared of NIS 353 million, representing 28 agorot per NIS 1 par value share,

- **The ratio of tier-1 capital to risk assets** increased to 7.37%, versus 7.02% at the end of 2005 and 7.13% for the previous quarter.

Profit and Profitability	**For the three months ended September 30**			**For the nine months ended September 30**		
	2006	**2005**		**2006**	**2005**	
	NIS Millions		Change %	NIS Millions		Change %
Net Profit	**768**	**752**	**2.1**	**2,610**	**2,274**	**14.8**
Profit from Financing Activity, Before provisions	2,013	1,999	0.7	5,956	5,632	5.8
Provision for Doubtful Debts	273	222	23.0	811	1,016	-20.2
Operating and Other Income	1,162	1,227	-5.3	3,744	3,412	9.7
Operating and Other Expenses	1,877	1,771	6.0	5,610	5,176	8.4
Operating Profit before taxes	1,025	1,233	-16.9	3,279	2,852	15.0
Net Operating Profit	576	711	-19.0	1,859	1,681	10.6

The Chairman of the Board of Directors, Mr. Shlomo Nehama, commented:

"Although the developments in the third quarter took place under the shadow of the war in Lebanon, the economic activity in Israel recovered promptly due to the resilience and strength of the Israel economy. The healthy economic fundamentals such as the Current Account surplus, the low inflation, the decrease in the ratio of government debt to GDP, provide the right conditions for the Israeli economy to continue to grow at a high rate of 4% or more next year as well.

The Bank continues to implement its multiyear strategy, with which it seeks to attain the standards of top international banks and to provide its customers banking and financial services of the highest professional standards.

Bank Hapoalim continues to deliver on the goals outlined in our multi year strategic plan. We are on track to meet the annual ROE target of 15% for regular banking activity.

The Board of Directors remains committed to maximizing shareholder value and has decided to distribute a dividend payment of 28 agorot per NIS 1 par value share. During the year 2006, the Bank will have paid out a total dividend of 1.44 NIS per share compared with 1.31 NIS per share in the year 2005. The dividend yield for 2006 reached 6.8%."

The following are the main highlights of the financial statements:

- **Net Return on Equity** for the first nine months of 2006 was 22.0% in annual terms, compared to 20.5% for the same period in 2005 and 19.0% for the year 2005. Net return on equity for third quarter of 2006 was 19.0% compared to 20.2% for the same quarter in 2005.

- **Net Return of Operating Profit on Equity**, after taxes, for the first nine months of 2006 was 15.5% in annual terms compared to 15.0% in the same period in 2005 and 15.2% for the year 2005. Net Return of Operating Profit on Equity, after taxes, for the third quarter was 14.0% in annual terms compared to 19.1% in the same quarter in 2005.

- **Profit from financing activity**, before provisions for doubtful debts, continued to increase, totaling NIS 5,956 million, in the first nine months of 2006 compared to NIS 5,632 million in the same period last year, an increase of 5.8%.

- **Provisions for doubtful debts** decreased by 20.2% and totaled NIS 811 million in the first nine months of 2006, compared to NIS 1,016 million in the same period last year.

- The ratio of specific provision for doubtful debts, relative to the overall balance of credit to the public (balance-sheet) at the Group's risk was 0.55% in annual terms, in the first nine months of 2006, compared with 0.73% in the first nine months of 2005 and 0.71% for the year 2005.
- The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk was 0.31% in the first nine months of 2006, compared with 0.42% in the same period last year and in the year 2005.

- **Operating income** totaled NIS 3,744 million in the first nine months of 2006 compared to NIS 3,412 million in the same period last year, an increase of 9.7%.
- **Operating and other expenses** totaled NIS 5,610 million in the first nine months of 2006 compared to NIS 5,176 million in the same period in 2005, an increase of 8.4%. The increase was mainly due to a higher provision for employee bonuses as a result of improved profitability and from increased expenses for IT, marketing and advertising as well as a contribution to the community of NIS 39 million for the first nine months of 2006.
- The Bank declared a **dividend** of NIS 353 million, representing 28 agorot per NIS 1 par value share. November 29, 2006 is the date of record, November 30, 2006 is the ex-date and December 14, 2006 is the date of payment.

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

"The Bank's results confirm that the war in the North during the summer, did not have a significant impact on our performance. Overall, financial results for the first nine months of 2006 have been solid, supported by strong growth in the corporate and household segments offsetting reductions in private banking and financial management income. Yet, operating conditions were somewhat tougher in the third quarter than in the earlier part of the year. The war had an impact on capital market activities, and treasury business was lower due to CPI exposure.

We are not seeing any significant change in provisioning trends. Provisions were flat sequentially and for the nine-month period, were well down on the comparable period last year. In fact, the Bank's improved resilience can be seen by the continued reduction in problematic debt, which again this quarter saw a reduction of 6.8% compared to the previous quarter, and of 14% since the beginning of the year.

Our recently announced sale of the Lahak mutual funds and the Kovetz Provident Funds, bring us very close to completing all of the changes required under Israel's capital market reforms. Bank Hapoalim continues to

actively prepare for the next stage of the reform when we will be able to advise our customers on a wide range of investment, savings and financial products in accordance with their preferences and requirements.

We remain confident that Bank Hapoalim will deliver on its stated financial goals for 2006."

The increase in the Bank's profit in the first nine months of 2006 derived mainly from the following developments:

- Profit from financing activity before provision for doubtful debts continued to increase. The growth resulted mainly from growth in the volume of the Bank Group's finance activity both on balance sheet and in derivative financial instruments, from an increase in financial capital and from an increase in income from interest on problematic debt not previously recorded.

- Operating income continued to increase, mainly due to the growth in income from capital market activity as a result of the substantial increase in the volume of activity on the Tel Aviv Stock Exchange, which during the third quarter was mostly driven by institutions; as well as growth of credit card activity.

- A decrease in the provision for doubtful debts that reflects the continued strengthening of the domestic economy. The specific provision for doubtful debts decreased by 23.8% compared with the first nine months of 2005. The decrease was notable in almost all sectors of the economy, especially industry, and construction and real estate.

- International activity focused on global private banking (GPB) and corporate finance and was marked by continued impressive growth. Net profit in the international segment totaled USD 54 million compared with USD 39 million in the same period last year.

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 273.1 billion on September 30, 2006, similar to the balance on December 31, 2005, but now excludes the NIS 8.9 billion balances of Bank Otsar HaHayal.

- The ratio of capital to risk assets was 10.62%, similar to the ratio on December 31, 2005. The ratio of tier-1 capital to risk assets was 7.37%, versus 7.02% at the end of 2005.

Segments of activity

The Group operates in Israel and abroad, providing a broad range of banking and financial services to its customers, and engages in investments, primarily in Israel, in the areas of insurance and real estate, by means of equity-based investee companies.

The Group's activity is managed through six segments.

The following is a summary of the development of net profit, by segments of activity:

	Net Operating Profit in NIS Millions For the nine months ended September 30			**Net Profit** in NIS Millions For the nine months ended September 30		
	2006	2005	Change %	**2006**	2005	Change %
Private Banking Segment*	**365**	376	-2.9	**778**	927	-16.1
Households Segment	**278**	237	17.3	**495**	237	108.9
Small Business Segment	**123**	103	19.4	**165**	103	60.2
Corporate Segment	**571**	383	49.1	**571**	383	49.1
Commercial Segment	**62**	60	3.3	**92**	60	53.3
Financial Management Segment	**434**	512	-15.2	**482**	552	-12.7
Others and Adjustments	**26**	10	160.0	**27**	12	125.0
Total	**1,859**	**1,681**	**10.6**	**2,610**	**2,274**	**14.8**

For further information please contact the Bank's Spokesperson:

Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Principal Data of the Bank Hapoalim Group

(In millions of NIS)

Profit and profitability	For the 3 months ending on September 30		Change	For the 9 months ending on September 30		Change
	2006	2005		**2006**	2005	
Profit from financing activities before provision for doubtful debts	**2,013**	1,999	0.7%	**5,956**	5,632	5.8%
Provision for doubtful debts	**273**	222	23.0%	**811**	1,016	(20.2%)
Operating and other income	**1,162**	1,227	(5.3%)	**3,744**	3,412	9.7%
Operating and other expenses	**1,877**	1,771	6.0%	**5,610**	5,176	8.4%
Operating profit before taxes	**1,025**	1,233	(16.9%)	**3,279**	2,852	15.0%
Operating profit after taxes	**560**	696	(19.5%)	**1,827**	1,661	10.0%
Net profit from extraordinary transactions, after taxes	**192**	41	368.3%	**751**	593	26.6%
Net profit	**768**	752	2.1%	**2,610**	2,274	14.8%

Balance Sheet – Principal Items

				Change compared with	
	30.9.2006	30.9.2005	31.12.2005	30.9.2005	31.12.2005
Total balance sheet	**273,098**	260,462	273,307	4.9%	(1.0%)
Credit to the public	**180,034**	180,101	185,133	(0.0%)	(2.8%)
Securities	**43,348**	31,843	33,813	36.1%	28.2%
Deposits from the public	**216,872**	202,790	213,892	6.9%	1.4%
Debentures and subordinated notes	**19,226**	20,681	21,361	(7.0%)	(10.0%)
Shareholders' equity	**17,742**	16,436	16,237	8.0%	9.3%

Principal financial ratios

	30.9.2006	30.9.2005	31.12.2005
Shareholders' equity to total assets	**6.5%**	6.3%	5.9%
Tier 1 capital to total assets	**7.4%**	7.4%	7.0%
Capital to risk assets	**10.62%**	10.95%	10.62%
Credit to the public to total assets	**65.9%**	69.1%	67.7%
Deposits from the public to total assets	**79.4%**	77.9%	78.3%
Operating income to operating expenses	**66.7%**	65.9%	65.4%
Operating expenses to total income	**57.8%**	57.2%	57.6%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.4%**	0.4%	0.4%
Rate of provision for taxes	**44.3%**	41.8%	41.8%
Return of operating profit on equity, net [(a)]	**15.5%**	15.0%	15.2%
Return of net profit on equity [(a)]	**22.0%**	20.5%	19.0%
Return of net profit on total assets [(a)]	**1.3%**	1.2%	1.1%

(a) Annualized.

RECEIVED
2006 NOV 27 P 12: 43
FFICE OF INTERNAT.
CORPORATE FI...

re de 2006 **Bank Hapoalim** | Condensed Financial Statement as at September 30, 2006 **Bank Hap**
idos em 30 de Setembro de 2006 **Banque Hapoalim** Résumé de l'état financier au 30 septemb
к "**Апоалим**" выписка из финансовых отчетов на 30 сентября 2006 **Bank Hapoalim** Estados F

bank hapoalim

ים תמצית דוחות כספיים רבעוניים **בנק הפועלים** Bank Hapoalim Estados Financieros Condensados al 3(
2006 أيلول 30 ليوم المالية الفصلية التقارير ملخص بنك هبوعليم Bank Hapoalim Relatórios Finar
ed Financial Statement as at September 30, 2006 **לים** תמצית דוחות כספיים רבעוניים ליום 30 בספטמבר

pigment

Hapoalim Relatorio financeiro de 30 de Setembro de 2006 **Bank Hapoalim** | Financial Data as at September 30, 2006
בספטמבר 30 נתונים פיננסיים ליום **בנק הפועלים** **Банк** "**Апоалим**" финансовые показатели на 30 сентября 2006 **Bank H**
Septiembre de 2006 أيلول 30 بيان المعطيات المالية ليوم **بنك هبوعليم** **Bank Hapoalim** Données financières au 30 sep

BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX.972 3 5607028
WWW.BANKHAPOALIM.COM

bank hapoalim

bank hapoalim

Bank Hapoalim B.M.
Financial Data
As at September 30, 2006

082-34955

Reported amounts
US$ in Millions

	Total Share Capital and Capital Reserves	Dividend that was declared after the balance sheet date	Surplus**	Total Shareholders' Equity
	Unaudited			
	1,692	**32**	**2,050**	**3,774**
			607	**607**
	5			**5**
			(21)	**(21)**
			9	**9**
		(32)	**(223)**	**(255)**
		82	**(82)**	**-**
	7			**7**
			(3)	**(3)**
			1	**1**
	1,704	**82**	******2,338**	**4,124**
	1,702	**79**	**2,232**	**4,013**
			179	**179**
	-			**-**
			42	**42**
			(17)	**(17)**
		(79)	**-**	**(79)**
		82	**(82)**	**-**
	2			**2**
			(27)	**(27)**
			11	**11**
	1,704	**82**	******2,338**	**4,124**

Note:
The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on September 30, 2006
NIS 4.302=US$ 1.00.

Condensed Statement of Changes in Shareholders' Equity

For the Periods Ended September 30, 2006

Balance at January 1, 2006
Net profit for the nine months ended September 30, 2006
Share issue
Adjustments in respect of presentation of securities 'available for sale' at fair-value
Related tax effect
Dividend paid
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Net profits from cash flow hedging
Related tax effect
Balance at September 30, 2006
Balance at July 1, 2006
Net profit for the three months ended September 30, 2006
Share issue
Adjustments in respect of presentation of securities 'available for sale' at fair-value
Related tax effect
Dividend paid
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Net profits from cash flow hedging
Related tax effect
Balance at September 30, 2006

* Restated.

** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 215 Million; US$ 50 Million (September 30, 2005: NIS 331 Million; US$ 77 Million; December 31, 2005 264 Million; US$ 62 Million).

*** Adjustments for translation of financial statements of autonomous units held by affiliated companies.

**** Including NIS 2,776 Million; US$ 645 Million that cannot be distributed as dividend.

Bank Hapoalim's financial statements show continued profitability for the first nine months of 2006.

Net profit for January to September 2006 rose 14.8% to NIS 2,610 million ($606.7 million) as compared to NIS 2,274 million ($528.6 million) in the same period last year.

Net return on equity for the first nine months of 2006 was 22.0% in annual terms, compared to 20.5% for the same period in 2005 and 19% for the whole of 2005.

Net return of Operating Profit on equity, after taxes, for the first nine months was 15.5% compared to 15.0% in the same period in 2005 and 15.2% for the whole of 2005.

Shareholders' equity for the Group was NIS 17.7 billion ($4.1 billion) as of September 30, 2006.

Total consolidated assets of the Bank amounted to NIS 273.1 billion ($63.5 billion) similar to December 31, 2005. Credit to the public decreased by 2.8% to NIS180.0 billion ($41.8 billion) and deposits from the public increased by 1.4% to NIS 216.9 billion ($50.4 billion).
The Bank declared a dividend in the amount of NIS 353 million ($82.1 million), representing 28% of issued share capital of the Bank or 28 agorot per NIS 1 par value share.
November 29, 2006 is the date of record, November 30, 2006 is the ex-date and December14, 2006 is the date of payment.

Reported amounts
NIS in Millions

Net profit per share of NIS 1 par value of share capital amounted to NIS 2.07 for the nine month period ending September 30,2006 compared with NIS 1.81 in the same period last year.

The increase in the Bank's profit in the first nine months of 2006 derived mainly from a NIS 324 million ($75.3 million) increase in profit from financing activity before provision for doubtful debts, a NIS 205 million ($47.7 million) decrease in the provision for doubtful debts, and a NIS 332 million ($77.2 million) increase in operating and other income. Offsetting these factors was a NIS 434 million ($100.9 million) increase in operating and other expenses, and a NIS 261 million ($60.7 million) increase in tax expenses.

Profit from financing activities before provision for doubtful debts totaled NIS 5,956 million ($1,384.5 million) in the first nine months of 2006, an increase of 5.8% over the same period last year. The increase resulted mainly from a growth in the volume of the Bank Group's financial activity - both balance sheet activity and activity in derivative financial instruments.

The provision for doubtful debts totaled NIS 811 million ($188.5 million) for the first nine months of 2006, compared with NIS 1,016 million ($236.2 million) for the corresponding period last year, a decrease of 18.4%.

Total Share Capital and Capital Reserves	Dividend that was declared after the balance sheet date	Surplus**	Total Shareholders' Equity
Unaudited			
7,262	390	*8,298	*15,950
		*752	*752
5			5
		189	189
		(76)	(76)
	(390)	-	(390)
	390	(390)	-
6			6
7,273	390	*8,773	*16,436
7,321	**340**	**9,605**	**17,266**
		768	**768**
-			**-**
		180	**180**
		(71)	**(71)**
	(340)	**-**	**(340)**
	353	**(353)**	**-**
9			**9**
		(118)	**(118)**
		48	**48**
7,330	**353**	******10,059**	**17,742**

Note:
The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on September 30, 2006
NIS 4.302=US$ 1.00.

Condensed Statement of Changes in Shareholders' Equity
For the Three Months Ended September 30, 2006

Balance at July 1, 2005
Net profit for the three months ended September 30, 2005
Share issue
Adjustment in respect of presentation of securities
'available for sale' at fair-value
The tax influence as regards to the above securities
Dividend paid
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Balance at September 30, 2005
Balance at July 1, 2006
Net profit for the three months ended September 30, 2006
Share issue
Adjustment in respect of presentation of securities
'available for sale' at fair-value
Related tax effect
Dividend paid
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of
share options to employees
Net profits from cash flow hedging
Related tax effect
Balance at September 30, 2006

The specific provision for doubtful debts for the first nine months of 2006 totaled NIS 752 million ($174.8 million), compared with NIS 987 million ($229.4 million) in the same period in 2005, a decrease of 16.0%. The ratio of specific provision for doubtful debts, relative to the overall (balance-sheet) balance of credit to the public at the Group's risk, reached 0.55% in annual terms, for the first nine months of 2006, compared with 0.73% in the first nine months of 2005 and 0.71% for all of 2005. The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk, reached 0.31% in the first nine months of 2006, compared with 0.42% in the same period last year and in the whole of 2005. The decrease in the specific provision for doubtful debts was mainly in the Corporate Segment.

The supplementary provision for doubtful debts which is based on unidentified risks in customer portfolios increased by NIS 59 million ($13.7 million) in the first nine months of 2006, and the balance for supplementary provision totaled NIS 514 million ($119.5 million) on September 30, 2006. The balance of the general provision for doubtful debts amounted to NIS 694 million ($161.3 million) on September 30, 2006. Since the cumulative balance of the general provision and the supplementary provision for doubtful debts totaled NIS 1,208 million ($280.8 million) on September 30, 2006. Since the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of approximately NIS 2.2 billion and accounted for 0.68% of total credit to the public (balance-sheet and off-balance sheet).

Reported amounts
NIS in Millions

Operating and other income for January-September 2006 totaled NIS 3,744 million ($870.3 million), compared with NIS 3,412 million ($793.1 million) in the same period last year, an increase of 9.7%. Income from capital market activity in the first nine months of 2006 increased by 3.6%, and totaled NIS 1,224 million ($284.5 million) compared with NIS 1,181 million ($274.5 million) in the same period last year. The increase largely derived from a substantial increase in fees from securities activity and from an increase in the volume of activity.

Net profit of NIS 180 million ($41.8 million) was recorded from investments in shares during the first nine months of 2006, due mainly to dividend income from securities held in receivership and as credit collateral which are included in the Bank's securities portfolio.

Operating and other income not deriving from capital market activity rose by 7.3% in the first nine months of 2006, and totaled NIS 2,340 million ($543.9 million).
The contribution of the credit card companies to the Bank Group's net operating profit (before deduction of related expenses) totaled NIS 847 million ($196.9 million), compared with NIS 756 million ($175.7 million) in the same period last year, an increase of 12.0%.

Operating and other expenses from January to September 2006 totaled NIS 5,610 million ($1304.0 million), compared to NIS 5,176 million ($1203.2 million), in the same period in 2005, an increase of 8.4%.

Total Share Capital and Capital Reserves	Dividend that was declared after the balance sheet date	Surplus**	Total Shareholders' Equity
Unaudited			
7,225	339	*7,581	*15,145
		*2,274	*2,274
33			33
		384	384
		(159)	(159)
	(339)	(918)	(1,257)
	390	(390)	-
15			15
		1	1
7,273	390	*8,773	*16,436
7,281	**139**	**8,817**	**16,237**
		2,610	**2,610**
21			**21**
		(89)	**(89)**
		40	**40**
	(139)	**(958)**	**(1,097)**
	353	**(353)**	**-**
28			**28**
		(13)	**(13)**
		5	**5**
7,330	**353**	******10,059**	**17,742**

Note:
The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on September 30, 2006
NIS 4.302=US$ 1.00.

Condensed Statement of Changes in Shareholders' Equity

For the Nine Months Ended September 30, 2006

Balance at January 1, 2005
Net profit for the nine months ended September 30, 2005
Share issue
Adjustment in respect of presentation of securities 'available for sale' at fair-value
The tax influence as regards to the above securities
Dividend paid
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Translation adjustments***
Balance at September 30, 2005
Balance at January 1, 2006
Net profit for the nine months ended September 30, 2006
Share issue
Adjustment in respect of presentation of 'available for sale securities' at fair-value
The tax influence as regards to the above securities
Dividend paid
Dividend that was declared after the balance sheet date
Benefit inherent in the allotment of share options to employees
Net profits from cash flow hedging
Related tax effect
Balance at September 30, 2006

Salary expenses totaled NIS 3,297 million ($ 766.4 million) compared to NIS 3,049 million ($ 708.7 million) in the first nine months of 2005. The increase was mainly due to a higher provision for employee bonuses as a result of improved profitability and from ranking and promotion of employees as well as recruitment of new employees.

The operational coverage ratio, measuring operating and other expenses by operating and other income, reached 66.7% in the first nine months of 2006 compared with 65.9% in the first nine months of 2005 and 65.4% for the whole of 2005.

The Cost-Income ratio (calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and operating and other income), reached 57.8% for the first nine months of 2006, compared with 57.2% in the first nine months of 2005, and 57.6% in the whole of 2005.

The Bank's share in the net operating results of equity-basis investee companies after taxes, totaled NIS 81 million ($18.8 million) in the first nine months of 2006, similar to the contribution in the same period last year.

An extraordinary one-time gain was recorded in the amount of NIS 751 million ($174.6 million) from the sale of the PKN mutual funds management rights and the Bank's holdings in Bank Otsar Hahayal and Industrial Buildings during the first nine months of 2006.

Reported amounts
NIS/US$ in Millions

The ratio of capital to risk weighted assets on September 30, 2006 reached 10.62%, similar to the ratio at the end of 2005. The ratio of core (Tier 1) capital to risk assets was 7.37% compared with 7.02% at the end of 2005.

Banking subsidiaries in Israel contributed a total of NIS 59 million ($13.7 million) in the first nine months of 2006 compared with NIS 53 million ($12.3 million) in the first nine months of 2005. The Bank's return on its investments in banking subsidiaries in Israel reached 10.5% in the first nine months of 2006, compared with 10.3% in the same period last year. The transaction in which the Bank's full holdings in Bank Otsar Hahayal were sold was completed on August 17, 2006. Upon completion of the transaction, the Bank recorded a total net profit of approximately NIS 183 million ($42.5 million) in its financial statements for the third quarter of 2006, which was included under the item net profit from extraordinary transactions, after taxes.

Subsidiaries abroad, ended the first nine months of 2006 with a *profit of NIS 257 million* ($59.7 million) compared with NIS 112 million ($26.0 million) in the first nine months of 2005 (on the basis of their foreign currency statements of profit and loss translated into shekels according to the exchange rate on the report date). The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 69 million ($16.0 million) compared with NIS 222 million ($51.6 million) in the same period last year. The main difference in the contribution between the periods results from the influence of changes in the exchange rates of the shekel against the various currencies and from the cessation of the consolidation of Signature Bank in New York during 2005.

three months ended September 30			nine months ended September 30		
2006	2005	**2006**	**2006**	2005	**2006**
NIS	NIS	US$	NIS	NIS	US$
Unaudited					
2,013	1,999	**467**	**5,956**	5,632	**1,385**
273	222	**63**	**811**	1,016	**189**
1,740	1,777	**404**	**5,145**	4,616	**1,196**
1,162	*1,227	**270**	**3,744**	*3,412	**870**
1,877	**1,771	**436**	**5,610**	**5,176	**1,304**
1,025	**1,233	**238**	**3,279**	**2,852	**762**
465	**537	**108**	**1,452**	**1,191	**338**
560	**696	**130**	**1,827**	**1,661	**424**
31	32	**7**	**81**	84	**19**
(15)	(17)	**(3)**	**(49)**	(64)	**(11)**
576	**711	**134**	**1,859**	**1,681	**432**
192	41	**45**	**751**	593	**175**
768	**752	**179**	**2,610**	**2,274	**607**
0.46	**0.57	**0.11**	**1.47**	**1.34	**0.34**
0.15	**0.03	**0.03**	**0.60**	**0.47	**0.14**
0.61	**0.60	**0.14**	**2.07**	**1.81	**0.48**

Note:
The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on September 30, 2006
NIS 4.302=US$ 1.00.

Condensed Consolidated Statement of Profit and Loss

For the Periods Ended September 30, 2006

Financing profit:
Profit from financing activities before provision for doubtful debts
Provison for doubtful debts
Profit from financing activities after provision for doubtful debts
Operating and other income
Operating and other expenses
Operating profit before taxes
Provision for taxes on operating profit
Operating profit after taxes
The share in net, after tax operating profit of equity-basis investees
Minority interests in net, after tax operating profits of subsidiary companies
Net operating profit
Net profit from extraordinary transactions, after taxes
Net profit
Profit per Share:
Net operating profit
Profit from extraordinary transactions after taxes
Total net profit per share

* Reclassified.

** Restated.

The Bank's subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, and Hapoalim Securities U.S.A. Inc. On December 13, 2005, an agreement was signed under which the Bank will acquire 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking. The Bank completed the acquisition in early November.

On November 3, 2006, Bank Pozitif entered into an agreement for the purchase of full means of control of Demir Kazakhstan Bank, a bank incorporated and operating in Kazakhstan, engaged in the provision of banking services to corporate and retail customers.

As part of its vision and corporate values, Bank Hapoalim is committed to playing an active role in the community. The Bank conducts a varied and extensive range of community-oriented activities in the form of social involvement and financial contributions, and encourages voluntary activities in which both management and staff. In this spirit, during the fighting in northern and southern Israel, Bank Hapoalim employees volunteered to distribute hundreds of "shelter kits" each day to residents in the north and south who were forced to remain in bomb shelters and protected areas. In addition, under the "Read & Succeed" project, the Bank distributed tens of thousands of books to people staying in shelters, and a specially trained team held dozens of story hours in shelters in the conflict zones.

The full financial statements for the first nine months of 2006 are available upon request, and can be accessed on the Bank's Internet site www.bankhapoalim.com.

Condensed Consolidated Balance Sheet
As at September 30, 2006

Reported amounts
NIS/US$ in Millions

	Sept. 30 2006	Sept. 30 2005	Dec. 31 2005	Sept. 30 2006
	NIS	NIS	NIS	US$
	Unaudited		Audited	Unaudited
Assets				
Cash on hand and deposits with banks	**36,261**	36,128	41,062	**8,429**
Securities	**43,348**	*31,843	33,813	**10,076**
Credit to the public	**180,034**	*180,101	185,133	**41,849**
Credit to governments	**794**	1,339	1,193	**185**
Investment in equity-basis investees	**769**	628	662	**179**
Buildings and equipment	**3,650**	3,590	3,729	**848**
Other assets	**8,242**	**6,833	**7,715	**1,916**
Total assets	**273,098**	**260,462	**273,307	**63,482**
Liabilities & shareholders' equity				
Deposits from the public	**216,872**	202,790	213,892	**50,412**
Deposits from banks	**4,924**	6,310	6,424	**1,145**
Deposits from the government	**2,815**	3,137	3,363	**654**
Debentures and subordinated notes	**19,226**	20,681	21,361	**4,469**
Other liabilities	**11,136**	**10,553	**11,483	**2,589**
Total liabilities	**254,973**	**243,471	**256,523	**59,269**
Minority interests	**383**	555	547	**89**
Shareholders' equity	**17,742**	**16,436	**16,237	**4,124**
Total liabilities & shareholders' equity	**273,098**	**260,462	**273,307	**63,482**

* Reclassified.
** Restated.

Tel-Aviv, November 20, 2006

Note:
The US$ column has been converted from NIS into US$ at the representative exchange rate prevailing on September 30, 2006
NIS 4.302=US$ 1.00.

082-34955

Q3|06

›re de 2006 **Bank Hapoalim** | Condensed Financial Statement as at September 30, 2006 **Bank Ha**

ıidos em 30 de Setembro de 2006 **Banque Hapoalim** Résumé de l'état financier au 30 septemb

к **"Апоалим"** выписка из финансовых отчетов на 30 сентября 2006 **Bank Hapoalim** Estados F

בנק הפועלים תמצית דוחות כספיים רבעוניים Bank Hapoalim Estados Financieros Condensados al 3(

بنك هبوعليم ملخص التقارير المالية الفصلية ليوم 30 أيلول 2006 Bank Hapoalim Relatórios Finar

ed Financial Statement as at September 30. 2006 לים תמצית דוחות כספיים רבעוניים ליום 30 בספטמבר 2006

Contents

בנק הפועלים תמצית דוחות כספיים רבעוניים Bank Hapoalim Estados Financieros Condensados al 30 d

بنك هبوعليم ملخص التقارير المالية الفصلية ليوم 30 أيلول 2006 Bank Hapoalim Relatórios Finance

ed Financial Statement as at September 30, 2006 פועלים תמצית דוחות כספיים רבעוניים ליום 30 בספטמבר

Board of Directors' Report on the Financial Statements
As at September 30, 2006

At the meeting of the Board of Directors held on November 20, 2006, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-September 2006.

The following are details of the principal changes and developments that occurred during the reported period:

Economic Activity

Developments in the third quarter took place under the shadow of the war that started on July 12 with the Hezbollah attack on IDF troops and the abduction of two soldiers. During the fighting, communities in northern Israel, including Haifa, came under missile attacks that caused casualties as well as damage to property and interrupted economic activity. The ceasefire agreement took effect on August 14, and the IDF gradually withdrew from Lebanese territory by the beginning of October. Some 20% of Israel's population lives within range of the missiles. Some residents evacuated, while those who remained were forced to stay in protected areas. Despite all of this, it appears that the effect of the war on economic activity was mainly limited to the period of the war itself, and that the main sector expected to sustain long-term damage is foreign tourism. Upon analysis of the indicators, it appears that the war is hardly felt in the economic indicators, except for those related to tourism. During the months July-September the average amount of incoming tourists dropped by 35% compared to the first half of the year. We estimate that at the end of the war, the economy returned to a growth trajectory; this is reflected in the Central Bureau of Statistics' growth forecasts for the full year of 2006, which stand at approximately 4.5%.

The war also passed without shocks in the foreign currency and capital markets; this can be attributed to the economy's strong fundamentals: a surplus in the current account of the balance of payments, low inflation, accumulated surpluses in the State budget, and a decrease in the ratio of government debt to the GDP. We estimate that these conditions, along with continued strong growth of the global economy, will allow the Israeli economy to grow at a high rate of 4% or more next year as well.

The main risk factor continues to be the security situation. Armed conflict with the Palestinians in the Gaza Strip continues, while dialogue with the Palestinian Authority ceased after Hamas came to power. The economic situation in the Palestinian Authority has deteriorated greatly, and there are concerns that the conflict may escalate. The Iranian threat has also grown, as Iran's efforts to develop nuclear weapons continue and diplomatic efforts to halt this process have failed so far.

Developments in the Global Economy

Growth rates in the global economy remain high, mainly due to the contribution of the developing countries. These countries' weight in the global economy is rising steadily, and their influence can be felt on both the supply and demand sides in products and services. The International Monetary Fund estimates the growth rate of the global economy at 5% in 2006 and 2007, higher than the historical average. However, growth rates are expected to moderate in the developed countries, especially the United States. Factors contributing to the moderation of growth in these countries include the sharp increase in prices of oil and raw materials, and interest rate increases aimed at coping with inflationary pressures. In the United States, the main concern is a negative effect on growth caused by the emerging slowdown in the housing market. In response to several indicators pointing to a slowdown in growth in the United States, the Federal Reserve stopped the sequence of interest rate increases in July, at 5.25%. In the euro bloc, the interest rate continued to rise, reaching 3.25%, while in Japan the interest rate increased for the first time in years, to 0.25%.

Inflation and Exchange Rates

The Consumer Price Index decreased by 0.8% in the third quarter, and increased by 0.8% from the beginning of the year. The September CPI dropped sharply, by 0.9%. The steep decline in the inflation rate stemmed from two factors: a 3.1% appreciation of the shekel against the dollar in the third quarter; and oil prices, which fell from a peak of USD 77 per barrel in July to about USD 60 during the month of September. These factors are likely to cause inflation in 2006 to fall below the lower limit of the target range, which is 1%.

The shekel continued to gain strength during the third quarter, as noted, appreciating 6.5% against the dollar and 4.5% against the currency basket from the beginning of the year. Factors contributing to the shekel's gain in strength include the surplus in the current account of the balance of payments, the moderation in financial investments by Israelis abroad, and foreign investors' return to emerging markets, including Israel.

Fiscal and Monetary Policy

On the eve of the war, it appeared that this year's State budget would be near-balanced, versus a deficit target of 3% of the GDP. The far better than planned figures resulted from a sharp increase in tax revenues as well as underperformance on the expenditure side. The ratio of government debt to GDP dropped significantly, to 89% in mid-year. These strong data boosted the economy during the war period and prevented shocks to the financial markets.

The war exacted a high price in terms of budgetary spending, estimated by the Finance Ministry at NIS 13-14.5 billion. The expenses are expected to be spread over the current year and 2007. The budget deficit target for 2007 was therefore raised to 2.9% of the GDP, instead of 2% in the original planning. Budget data for September continue to indicate the economy's robustness; this year's budget deficit is likely to be considerably lower than the target. The main risk to the budget is that new evaluations of geopolitical risks might necessitate a large, permanent increase in the defense budget, which would be difficult for the economy to deal with.

The interest increase process that began in the fourth quarter of 2005 was halted during the third quarter this year, but during the month of November was reduced by 0.25 basis points to 5.25%. The financial markets reflect anticipation of an additional reduction in the interest rate by the end of the year. The sharp decline in the inflation rate, resulting from the strengthening of the shekel and the decrease in oil prices, along with the stabilization of the U.S. interest rate, led to a change in the direction of monetary policy. The interest rate in Israel in November was comparable with the U.S.; -an additional indication of the strength of the local economy.

Financial and Capital Markets

The war in Lebanon left no mark on the capital market. The TA-100 Index posted a return of 6.6% for the third quarter, and an increase of 2.8% from the beginning of the year. Note that most world stock markets were characterized by rising prices during this period. The bond market also benefited from the expectations that the U.S. interest rate would stop rising, or even decrease. The CPI-linked government bond index increased by 0.9% in the third quarter, while the unlinked bond index increased by 2.0%.

Set out below is data on changes in the CPI and Exchange Rates:

	For the three months ended September 30		For the nine months ended September 30		For the year
	2006	2005	**2006**	2005	2005
			In percent		
Rate of increase in "known" CPI	**0.2**	1.4	**1.5**	1.9	2.7
Rate of increase (decrease) in USD exchange rate	**(3.1)**	0.5	**(6.5)**	6.7	6.8
Rate of increase (decrease) in CHF exchange rate	**(4.5)**	(0.4)	**(1.7)**	(6.6)	(8.1)
Rate of increase (decrease) in EUR exchange rate	**(3.3)**	0.0	**0.2**	(5.9)	(7.3)

Forward-Looking Information

The information contained in this report, with regard to the description of the Bank's business, its financial status, and the results of its operations, may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe", "expect", "plan", "should", "estimate", "forecast" and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Profit and Profitability

The net profit of the Bank Group totaled NIS 2,610 million in the first nine months of 2006, compared with NIS 2,274 million in the same period last year, an increase of 14.8%.

Net return on equity amounted to 22.0%, in annual terms, in the first nine months of 2006, compared with 20.5% in the same period last year and 19.0% in the whole of 2005.

Net operating profit totaled NIS 1,859 million, compared with NIS 1,681 million in the same period last year, an increase of 10.6%.

Net return of operating profit on equity in the first nine months of 2006 reached 15.5%, in annual terms, compared with 15.0% in the same period last year and 15.2% in the whole of 2005.

Set out below is the changes in profitability in January-September:

	2006	2005	Change	%
		In NIS millions		
Net profit	**2,610**	2,274	336	14.8
Net operating profit	**1,859**	1,681	178	10.6
Net profit from extraordinary transactions, after taxes	**751**	593	158	26.6

The increase in the Group's net profit, compared with the same period last year, resulted mainly from the following factors:

1. An NIS 324 million increase in profit from financing activities before provision for doubtful debts.

2. An NIS 205 million decrease in the provision for doubtful debts.

3. An NIS 332 million increase in operating and other income.

4. An NIS 158 million increase in net profit from extraordinary transactions.

However, the following factors had the effect of reducing net profit:

1. An NIS 434 million increase in operating and other expenses.

2. An NIS 261 million increase in tax expenses on operating profit.

Net profit in the third quarter of the year totaled NIS 768 million, compared with NIS 752 million in the same period last year, an increase of 2.1%.

Net return on equity amounted to 19.0%, in annual terms, in the third quarter, compared with 20.2% in the same period last year.

Net operating profit totaled NIS 576 million in the third quarter of 2006, compared with NIS 711 million in the same period last year, a decrease of 19.0%.

Net return of operating profit on equity in the third quarter reached 14.0%, in annual terms, compared with 19.1% in the same period last year.

Set out below is the changes in profitability in the third quarter:

	2006	2005	Change	%
		In NIS millions		
Net profit	**768**	752	16	2.1
Net operating profit	**576**	711	(135)	(19.0)
Net profit from extraordinary transactions, after taxes	**192**	41	151	368.3

The increase in the Group's net profit, compared with the third quarter last year, resulted mainly from the following factors:

1. An NIS 14 million increase in profit from financing activities before provision for doubtful debts, effected mostly by the influence of the indexes.
2. An NIS 72 million decrease in tax expenses.
3. An NIS 151 million increase in net profit from extraordinary transactions.

However, the following factors had the effect of reducing net profit:

1. An NIS 51 million increase in the provisions for doubtful debts.
2. An NIS 65 million decrease in operating and other income, stemming from the decrease in management fees from mutual funds as a result of the sale of the management rights in PKN.
3. An NIS 106 million increase in operating expenses.

The financial statements for previous periods have been adjusted, by restatement, in order to retroactively reflect an amendment of the accounting treatment resulting from the adoption of the Israeli Accounting Standard Board's Accounting Standard No. 24, "Share-Based Payment". For further details, see Note 2 to the Financial Statements.

Developments in Income and Expenses

Profit from financing activities before provision for doubtful debts totaled NIS 5,956 million in the first nine months of 2006, compared with NIS 5,632 million in the same period last year, an increase of 5.8%.

The following are the main factors for the increase in profit from financing activities in the first nine months of 2006:

An increase of about NIS 340 million, as a result of an increase in the volume of the Bank Group's financial activity - both balance sheet activity and activity in derivative financial instruments.

This increase was offset by a decrease of about NIS 56 million in financing income from the financial capital invested in the different linkage segments, resulting from changes in the CPI, changes in the exchange rates and changes in the allocation of financial capital between the periods.

The overall interest spread during the period of January-September 2006 stood at 1.37% compared to 1.55% in the same period last year. The decrease in the overall interest spread mainly resulted from the decrease in the spread in the foreign currency segment that stood at 0.62% compared with 0.99% in the same period last year.

The decrease in the overall interest spread, particularly in the foreign currency segment, mainly resulted from the significant increase in the volume of off-balance sheet activity in derivative financial instruments, and its increasing weight in the overall financial activity, which involves lower spreads compared to balance sheet activity.

Likewise, the decrease in the spread stems from the non-inclusion of the calculation of the interest spread in exchange-rate options activity. During the period of January-September 2006 this activity contributed NIS 158 million to profit compared with a loss of NIS 66 million in the same period last year.

In the third quarter of the year, profit from financing activity totaled NIS 2,013 million, compared with NIS 1,999 million in the same period last year, an increase of 0.7%. Profit grew at a more moderate rate in the third quarter of 2006, compared to the same quarter last year, mainly due to a 0.2% increase in the "known" CPI, versus a 1.4% increase in the same period last year.

Set out below is the contribution of the different linkage segments to profit from financing activity:

	For the nine months ended September 30					
	2006			2005		
	Volume of activity	Contribution to profit, including effect of derivatives		Volume of activity	Contribution to profit, including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**26.1**	**2,812**	**47.2**	28.4	2,328	41.3
CPI-linked	**13.6**	**803**	**13.5**	16.3	905	16.1
Foreign currency (including f.c. linked)	**60.3**	**1,253**	**21.0**	55.3	1,583	28.1
Other derivative financial instruments, net (non-ALM)	**-**	**238**	**4.0**	-	44	0.8
Other Financing income, net	**-**	**850**	**14.3**	-	772	13.7
Total	**100.0**	**5,956**	**100.0**	100.0	5,632	100.0

Set out below is the development of financing profit by principal segments of activity:

	For the nine months ended September 30			For the three months ended September 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**1,500**	1,242	20.8	**522**	433	20.6
Private Banking Segment	**1,018**	963	5.7	**329**	311	5.8
Small Business Segment	**756**	662	14.2	**252**	227	11.0
Commercial Segment	**367**	327	12.2	**119**	112	6.3
Corporate Segment	**1,551**	1,562	(0.7)	**497**	542	(8.3)
Financial Management Segment	**764**	876	(12.8)	**294**	374	(21.4)
Total	**5,956**	5,632	5.8	**2,013**	1,999	0.7

The provision for doubtful debts was made on a conservative basis and with due regard for assessments of the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 811 million in the first nine months of 2006, compared with NIS 1,016 million in the same period last year, a decrease of 20.2%.

The decrease in provisions in the first nine months of 2006 as compared to the same period last year mainly occurred in the industry, construction and real estate sectors and hotels, as a result of an improvement in the repayment capability of borrowers. Conversely, provisions increased in the financial services sector and private individuals.

In the third quarter, the provision for doubtful debts totaled NIS 273 million, compared with NIS 222 million in the same period last year, an increase of 23.0%, as a result of a decrease in the provision for doubtful debts in respect of several major borrowers in the same quarter last year.

See Appendix 2 to the Financial Statement for the Composition of the Provision for Doutbful Debts.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the nine months ended September 30			For the three months ended September 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**97**	62	56.5	**36**	18	100.0
Private Banking Segment	**15**	8	87.5	**3**	3	-
Small Business Segment	**151**	139	8.6	**44**	31	41.9
Commercial Segment	**134**	132	1.5	**49**	26	88.5
Corporate Segment	**404**	671	(39.8)	**141**	144	(2.1)
Others and Adjustments	**10**	4	-	**-**	-	-
Total	**811**	1,016	(20.2)	**273**	222	23.0

Set out below is the development of the provision for doubtful debts by quarter:

	2006			2005			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	NIS millions						
Specific provision	**260**	244	248	328	203	276	508
Supplementary provision	**13**	52	(6)	(76)	19	57	(47)
Total	**273**	296	242	252	222	333	461
Ratio of specific provision to total credit to the public:							
Balance sheet*	**0.58%**	0.52%	0.53%	0.71%	0.45%	0.61%	1.15%
Balance sheet and off-balance sheet*	**0.32%**	0.30%	0.31%	0.42%	0.26%	0.37%	0.71%

* In annual terms.

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 0.55%, in annual terms, in the first nine months of 2006, compared with 0.73% in the same period last year and 0.71% in the whole of 2005. The ratio to the overall balance of (balance-sheet and off-balance sheet) credit risk to the public reached 0.31% in the first nine months of 2006, compared with 0.42% in the same period last year and in the whole of 2005.

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in customer indebtedness portfolios, increased by a total of NIS 59 million in the first nine months of 2006, compared with an increase of NIS 29 million in the same period last year. During the first nine months of 2005, the Supervisor of Banks approved the cancellation of a provision in the amount of NIS 29 million carried out in the past in respect of credit granted to finance shares tradable on the stock exchange for which a receiver had been appointed.

The balance of the supplementary provision for doubtful debts totaled NIS 514 million on September 30, 2006.

The balance of the general provision totaled NIS 694 million on September 30, 2006. Since the cumulative balance of the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of approximately NIS 2.2 billion, and accounted for approximately 0.68% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 5,145 million in the first nine months of 2006, compared with NIS 4,616 million in the same period last year, an increase of 11.5%.
In the third quarter, this profit totaled NIS 1,740 million, compared with NIS 1,777 million in the same period last year.

Operating and other income totaled NIS 3,744 million in the first nine months of 2006, compared with NIS 3,412 million in the same period last year, an increase of 9.7%.
Income from capital market activity increased by 3.6% in the first nine months of 2006 and totaled NIS 1,224 million, compared with NIS 1,181 million in the same period last year. Most of the increase resulted from income from fees in securities, which totaled NIS 654 million, compared with NIS 530 million in the same period last year, an increase of 23.4% as a result of a substantial increase in the volume of activity.
Income from provident fund management fees totaled NIS 304 million, compared with NIS 282 million, an increase of 7.8%. Income from mutual funds totaled NIS 266 million in the first nine months of 2006 (including NIS 57 million from distribution fees), compared with NIS 369 million, a decrease of 27.9%.The decrease mainly resulted from the effect of the sale of the PKN mutual funds at the end of the first quarter of 2006.
As of the second quarter of 2006, the Bank charges a distribution fee in respect of mutual funds distributed by the Bank, which totaled, as mentioned above, NIS 57 million in April-September 2006.
A net profit of NIS 180 million was recorded from investments in shares in the first nine months of 2006, compared with a net profit of NIS 50 million in the same period last year. Most of the increase in profit originated from dividend income from securities held in receivership, which based on the directive of the Supervisor of Banks, is included in the Bank's securities portfolio, and from profits from the redemption of MasterCard shares.
Operating and other income not derived from capital market activity and investment in shares amounted to NIS 2,340 million in the first nine months of 2006, compared with NIS 2,181 million in the same period last year, an increase of 7.3%. Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 847 million, compared with NIS 756 million in the same period last year, an increase of 12.0%; and an increase in income from handling credit and contracts, which totaled NIS 291 million, compared with NIS 244 million in the same period last year, an increase of 19.3%, which derived mainly from the establishment of approved credit facilities in accordance with Proper Conduct of Banking Business Directive No. 325.These increases were offset by a decrease in account management fees which totaled NIS 384 million in the first nine months of 2006, compared with NIS 406 million in the same period last year.

In the third quarter of 2006, income totaled NIS 1,162 million compared with NIS 1,227 million in the same period last year, a decrease of 5.3% mainly a result of the decline in mutual fund management fees.

Operating and other expenses totaled NIS 5,610 million in the first nine months of 2006, compared with NIS 5,176 million in the same period last year, an increase of 8.4%.

Salary expenses totaled NIS 3,297 million in the first nine months of 2006, compared with NIS 3,049 million in the same period last year, an increase of 8.1%, mostly due to an increase in the provision for employee bonuses, as a result of the increase in profitability; and ranking and promotion of employees and from the recruitment of new employees.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 948 million, compared with NIS 877 million in the same period last year, an increase of 8.1%, mainly due to an increase in expenses, depreciation on computer software and an increase in building maintenance expenses.

Other expenses totaled NIS 1,365 million, compared with NIS 1,250 million in the same period last year, an increase of 9.2%, mainly due to an increase in expenses on computers, expenses for marketing and advertising, professional services, fees and contributions to the community. This increase was offset by a decrease in expenses for legal claims.

The coverage rate of operating and other expenses by operating and other income reached 66.7%, compared with 65.9% in the same period last year; and 65.4% in the whole of 2005 (neutralizing expenses related to bonuses for profits from extraordinary activity, the coverage ratio reached 68.2%, compared with 67.5% in the same period last year and 66.9% in the whole of 2005).

The ratio of expenses to income, calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, reached 57.8%, compared with 57.2% in the same period last year, and 57.6% in the whole of 2005 (neutralizing expenses related to bonuses for profits from extraordinary activity, the ratio of expenses to income reached 56.6%, compared with 55.9% in the same period last year and 56.3% in the whole of 2005).

In the third quarter, these expenses totaled NIS 1,877 million, compared with NIS 1,771 million in the same period last year, an increase of 6.0%.

Operating profit before taxes totaled NIS 3,279 million, compared with NIS 2,852 million in the same period last year, an increase of 15.0%.

In the third quarter, this profit totaled NIS 1,025 million, compared with NIS 1,233 million in the same period last year, a decrease of 16.9%.

The return of operating profit before taxes on equity[(1)] reached 28.0%, in annual terms, compared with 25.3% in the same period last year.

The provision for taxes on operating profit totaled NIS 1,452 million in the first nine months of 2006, compared with NIS 1,191 million in the same period last year. The effective tax rate as a percentage of operating profit before taxes reached 44.3%, compared to the statutory tax rate of 40.7%.

The expense for the supplementary provision for doubtful debts which is not recognized as an expense for tax purposes, adjustment of taxes for previous years, and the effects of the appreciation of foreign currencies on investments in subsidiaries abroad not included in the tax base increased the tax expense. Conversely, the effect of the positive CPI and the low statutory tax rate in consolidated companies offset this influence.

In the third quarter, the provision for taxes totaled NIS 465 million, compared with NIS 537 million in the same period last year. The effective tax rate as a percentage of operating profit before taxes reached 45.4%, especially as a result of the appreciation of the shekel against various currencies.

Operating profit after taxes totaled NIS 1,827 million in the first nine months of 2006, compared with NIS 1,661 million in the same period last year, an increase of 10.0%.

In the third quarter, this profit totaled NIS 560 million, compared with NIS 696 million in the same period last year, a decrease of 19.5%.

The return of operating profit after taxes on equity[(1)] reached 15.4%, in annual terms, in the first nine months of 2006, compared with 14.6% in the same period last year.

In the third quarter, the return reached 13.8%, in annual terms, compared with 18.6% in the same period last year.

The Bank's share in the net operating profits of equity-basis investees after taxes totaled NIS 81 million in the first nine months of 2006, similar to the contribution in the same period last year.

In the third quarter, the Bank's share in profits totaled NIS 31 million, similar to the contribution in the same period last year.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 49 million in the first nine months of 2006, compared with NIS 64 million in the same period last year, a decrease of 23.4%.

In the third quarter, minority interests' share in profits totaled NIS 15 million, compared with NIS 17 million in the same period last year, a decrease of 11.8%.

Net operating profit totaled NIS 1,859 million in the first nine months of 2006, compared with NIS 1,681 million in the same period last year, an increase of 10.6%.

In the third quarter, net operating profit totaled NIS 576 million, compared with NIS 711 million in the same period last year, a decrease of 19.0%.

Net profit from extraordinary transactions after taxes amounted to NIS 751 million in the first nine months of 2006, mainly due to the sale of the management rights of PKN mutual funds, the sale of Bank Otsar Hahayal, and the sale of shares of Industrial Buildings. In the same period in 2005, profit totaled NIS 593 million, mainly as a result of the sale of most of the Bank's holdings in Signature Bank.

In the third quarter, this profit totaled NIS 192 million, mainly resulting from the sale of shares of Bank Otsar Hahayal, compared with a profit in the amount of NIS 41 million in the same period last year, mainly resulting from the sale of shares of Amot.

---

(1) Shareholders' equity, adding minority interests' rights, and deducting investments in equity-basis investees.

Net profit of the Bank Group for the first nine months of 2006 totaled NIS 2,610 million, compared with NIS 2,274 million in the same period last year, an increase of 14.8%.

In the third quarter of 2006, net profit totaled NIS 768 million, compared with NIS 752 million in the same period last year, an increase of 2.1%.

Net profit per share amounted to NIS 2.07, compared with NIS 1.81 in the same period last year.

Set out below are details regarding return on equity, in annual terms:

	For the nine months ended September 30	
	2006	2005
	%	
Net return on equity	**22.0**	20.5
Net return of operating profit on equity	**15.5**	15.0

	2006			2005			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net return on equity	**19.0**	16.3	32.3	15.8	20.2	15.9	26.7
Net return of operating profit on equity	**14.0**	16.3	16.1	15.9	19.1	15.6	10.8

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 273.1 billion, similar to the balance on December 31, 2005. In the consolidated balance sheet for September 30, 2006, the inclusion of the balance sheet balances of Bank Otsar Hahayal ceased, following the sale of the Bank's full holdings in Bank Otsar Hahayal in August 2006. For details regarding the sale of the Bank's holdings in Bank Otsar Hahayal, see Note 8 to the Condensed Financial Statements.

Set out below is the developments in the main balance sheet items:

					Neutralizing Otsar Hahayal data		
	Sept. 30, 2006	Dec. 31, 2005	Change		Dec. 31, 2005	Change	
		NIS millions		%	NIS millions		%
Total balance sheet	**273,098**	273,307	(209)	(0.1)	264,161	8,937	3.4
Credit to the public	**180,034**	185,133	(5,099)	(2.8)	178,196	1,838	1.0
Cash on hand and deposits with banks	**36,261**	41,062	(4,801)	(11.7)	39,603	(3,342)	(8.4)
Securities	**43,348**	33,813	9,535	28.2	33,260	10,088	30.3
Deposits from the public	**216,872**	213,892	2,980	1.4	204,955	11,917	5.8
Bonds and subordinated notes	**19,226**	21,361	(2,135)	(10.0)	21,006	(1,780)	(8.5)
Shareholders' equity	**17,742**	16,237	1,505	9.3	16,237	1,505	9.3

Credit to the public amounted to NIS 180.0 billion, compared with NIS 185.1 billion on December 31, 2005, a decrease of 2.8%.The decrease mainly resulted from the cessation of inclusion of the balance sheet balances of Bank Otsar Hahayal, due to the sale of the Bank's full holdings in Bank Otsar Hahayal in August 2006 and the influence of the appreciation of the shekel exchange rate against the dollar. Neutralizing Bank Otsar Hahayal data, there was an increase of 1.0%.

Set out below is the development in overall credit risk* to the public by principal sectors of the economy:

	September 30, 2006		December 31, 2005		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic Sectors	NIS millions	%	NIS millions	%	%
Agriculture	**1,445**	0.4	1,791	0.5	(19.3)
Industry	**46,266**	13.4	45,191	13.8	2.4
Construction & real estate	**45,472**	13.2	45,400	13.8	0.2
Electricity & water	**6,642**	1.9	5,953	1.8	11.6
Commerce	**23,054**	6.7	20,659	6.3	11.6
Hotels, hospitality & food services	**5,559**	1.6	6,553	2.0	(15.2)
Transportation & storage	**8,211**	2.4	9,121	2.8	(10.0)
Communications & computer services	**7,920**	2.3	7,487	2.3	5.8
Financial services	**61,803**	18.0	51,928	15.8	19.0
Business & other services	**12,586**	3.7	12,276	3.7	2.5
Public & community services	**10,074**	2.9	10,503	3.2	(4.1)
Private individuals - housing loans	**39,202**	11.4	33,882	10.3	15.7
Private individuals - other(1)	**75,933**	22.1	77,250	23.6	(1.7)
Total	**344,167**	100	327,994	100	4.9

(1) Neutralizing Bank Otsar Hahayal data, there was an increase of 7.6%.
* Including off-balance sheet credit risk, the public's investments in bonds, and assets resulting from derivative instruments executed against the public.

The value of securities held by the Bank Group totaled NIS 43.3 billion, compared with NIS 33.8 billion at the end of 2005, an increase of 28.2%. The increase mainly resulted from additional investments of the Bank's U.S. branches in mortgage-backed securities (bonds), at a total value of USD 1.2 billion, and from additional investments by Bank Hapoalim (Switzerland) Ltd. in the amount of USD 0.6 billion.

The Bank is a member of the TASE Clearing House Ltd. and the Maof Clearing House Ltd.

On September 30, 2006, the Bank had pledged bonds in the amount of NIS 97 million to the TASE Clearing House, and bonds in the amount of NIS 1,855 million to the Maof Clearing House, in order to secure its clients' activity and for the mutual guarantee of the clearing house members.

On February 23, 2006, the Bank signed a certificate of debt in favor of the Bank of Israel as collateral for credit the Bank received or will receive from the Bank of Israel. To guarantee the above, the Bank pledged its inventory of Gilon and Shahar bonds in favor of the Bank of Israel, up to an amount of NIS 3 billion, as a concurrent lien.

As at September 30, 2006, there was no credit taken from the Bank of Israel. On the other hand, the balance of the Bank's deposits with the Bank of Israel totaled NIS 2.2 billion.

Total deposits amounted to NIS 224.6 billion, compared with NIS 223.7 billion at the end of 2005. These deposits include deposits from the public, deposits from the government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 216.9 billion, compared with NIS 213.9 billion at the end of 2005, an increase of 1.4%. The increase resulted from the raising of funds through callable CDs at the New York branch in the amount of USD 1.6 billion, in order to finance purchases of mortgage-backed securities, and from an increase in deposits at Bank Hapoalim Switzerland. This increase was offset by the cessation of inclusion of the balance sheet balances of Bank Otsar Hahayal, due to the sale of the Bank's full holdings in Bank Otsar Hahayal in August 2006, and the influence of the appreciation of the shekel exchange rate against the dollar.

Bonds and subordinated notes totaled NIS 19.2 billion, compared with NIS 21.4 billion at the end of 2005, a decrease of 10.0%, mainly resulting from the redemption of subordinated notes.

Off-balance sheet activity

Set out below is the development in balances of off-balance sheet financial assets of the Bank Group's customers [(1)]:

	September 30 2006	December 31 2005	Change	
	NIS millions		NIS millions	%
Mutual funds[(2)]*	**41,651**	54,004	(12,353)	(22.9)
Provident funds and advanced study funds[(2)]**	**92,941**	96,135	(3,194)	(3.3)
Customers' securities portfolios	**342,234**	315,323	26,911	8.5
Total[(1)]	**476,826**	465,462	11,364	2.4

(1) Including customer assets for which the Bank Group provides management, operational, and custody services, including funds managed by the Bank.

(2) For further details regarding the sale of the management rights of provident and mutual funds, see Notes 7 and 13 to the Condensed Financial Statements.

* Of which, mutual funds assets under the management of the Bank Group, designated for sale: NIS 11,750 million, as noted in the "Capital Market Activity" section below.

** Of which, provident funds assets managed by the Bank, designated for sale: NIS 64,976 million, as noted in the "Capital Market Activity" section below.

Shareholders' equity totaled NIS 17.7 billion, compared with NIS 16.2 billion at the end of 2005, an increase of 9.3%. The increase is attributable mainly to the increase in net profit in the period, which was offset by dividends totaling NIS 1,097 million.

The ratio of shareholders' equity to total assets reached 6.5%, similar to the ratio at the end of 2005.

The ratio of capital to risk assets reached 10.62%, similar to the end of 2005. The ratio of core (Tier 1) capital to risk assets was 7.37%, compared with 7.02% at the end of 2005.

Tier 1 capital includes subordinated capital notes in the amount of NIS 488 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments".

The ratio of supplementary (Tier 2) capital to risk assets was 3.26%, compared with 3.62% at the end of 2005.

Tier 2 capital includes upper Tier 2 capital (subordinated notes and general provisions for doubtful debts), which totaled NIS 1,474 million on September 30, 2006, and contributed 0.60 percentage points to the overall capital ratio.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via seven main segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2005.

Set out below is the results of operations of the Bank Group, by segments:

A. Net Operating Profit

	For the nine months ended September 30			For the three months ended September 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**278**	237	17.3	**89**	87	2.3
Private Banking Segment	**365**	376	(2.9)	**82**	140	(41.4)
Small Business Segment	**123**	103	19.4	**43**	46	(6.5)
Commercial Segment	**62**	60	3.3	**13**	30	(56.7)
Corporate Segment	**571**	383	49.1	**168**	182	(7.7)
Financial Management Segment	**434**	512	(15.2)	**164**	225	(27.1)
Others and Adjustments	**26**	10	160.0	**17**	1	
Total	**1,859**	1,681	10.6	**576**	711	(19.0)

B. Net Profit*

	For the nine months ended September 30			For the three months ended September 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**495**	237	108.9	**246**	87	182.8
Private Banking Segment	**778**	927	(16.1)	**82**	140	(41.4)
Small Business Segment	**165**	103	60.2	**54**	46	17.4
Commercial Segment	**92**	60	53.3	**37**	30	23.3
Corporate Segment	**571**	383	49.1	**168**	182	(7.7)
Financial Management Segment	**482**	552	(12.7)	**163**	266	(38.7)
Others and Adjustments	**27**	12	125.0	**18**	1	
Total	**2,610**	2,274	14.8	**768**	752	2.1

* Net profit also includes the results of the sale of subsidiaries and other assets that are included in the Net Profit from Extraordinary Transactions After Taxes item totaling NIS 751 million. Most of the increase in profit stemmed from the sale of PKN mutual funds management rights and Bank Otsar Hahayal. Most of the contribution was accredited to the Private Banking Segment in the amount of NIS 413 million and to the Househoulds segment in the amount of NIS 217 million.

C. Balance Sheet Balances

In August 2006, the Bank sold its full holdings in Bank Otsar Hahayal. For details, see Note 8 to the Condensed Financial Statements. The cessation of inclusion of the balance sheet financial data of Otsar Hahayal in the financial statements of the Bank Group offset the increase in balance sheet balances. This effect mainly applied to the Households Segment.

	Deposits from the public			Credit to the public		
	Sept. 30 2006	Dec. 31 2005	Change	**Sept. 30 2006**	Dec. 31 2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**35,467**	37,474	(5.4)	**35,791**	37,258	(3.9)
Private Banking Segment	**108,710**	107,428	1.2	**16,922**	17,521	(3.4)
Small Business Segment	**14,886**	13,841	7.6	**16,028**	16,480	(2.7)
Commercial Segment	**5,783**	6,751	(14.3)	**14,810**	15,734	(5.9)
Corporate Segment	**26,522**	28,868	(8.1)	**95,196**	97,416	(2.3)
Financial Management Segment	**25,504**	19,530	30.6	**1,287**	724	77.8
Total	**216,872**	213,892	1.4	**180,034**	185,133	(2.8)

Following are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net profit from regular activity in the Households Segment totaled NIS 278 million, versus NIS 237 million in the same period last year, an increase of 17.3%.

The segment's income totaled NIS 2,660 million in the first nine months of 2006, compared with NIS 2,329 million in the same period last year, an increase of 14.2%. Most of the increase stems from financing income resulting from growth in the volume of consumer credit and an increase in deposits, compared to average balances in the same period last year. In addition, income from credit cards also contributed to the increase.

Furthermore, the segment's results includes extraordinary profit related to the segment's portion in the profit from the sale of PKN mutual funds management rights and from the sale of Bank Otsar Hahayal which totaled NIS 217 million during the period of January-September 2006. The provision for doubtful debts totaled NIS 97 million in the first nine months of 2006, compared with NIS 62 million in the same period last year.

The segment's expenses increased by 11.8% and amounted to NIS 1,997 million, compared with NIS 1,788 million in the same period last year. Most of the increase occurred in payroll expenses, due to the larger provision for the bonus to employees as a result of the increase in profitability, and as a result of employee promotions.

Net profit of the Households Segment totaled NIS 495 million, compared with NIS 237 million in the same period last year, an increase of 108.9%.

Credit to the public totaled NIS 35.8 billion on September 30, 2006, compared with NIS 37.3 billion at the end of 2005. The decrease in credit balances resulted from the sale of the Bank's full holdings in Bank Otsar Hahayal and was offset by an increase in consumer credit, including housing fianance. Neutralizing Bank Otsar Hahayal data, there was an increase of 6.4%.

Deposits from the public totaled NIS 35.5 billion on September 30, 2006, compared with NIS 37.5 billion at the end of 2005. The decrease resulted from a decrease in balances following the sale of the Bank's full holdings in Bank Otsar Hahayal. Neutralizing Bank Otsar Hahayal data, there was an increase of 2.6%.

The following are data regarding new loans granted and refinancing of loans, in all segments of activity, for purchases of homes and via mortgages of homes:

	For the nine months ended September 30	
	2006	2005
	NIS millions	
From Finance Ministry funds:		
Loans	**332**	320
Grants	**5**	11
Total from Finance Ministry funds	**337**	331
Loans from Bank funds:	**3,491**	3,380
Total new loans	**3,828**	3,711
Old loans refinanced from Bank funds	**526**	1,678
Total loans granted	**4,354**	5,389

Set out below are the condensed results of operations of the Households Segment:

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
			NIS millions		
For the nine months ended September 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**977**	**-**	**6**	**1,047**	**2,030**
- Intersegmental	**372**	**-**	**-**	**(902)**	**(530)**
Operating and other income:					
- From externals	**505**	**445**	**183**	**92**	**1,225**
- Intersegmental	**(49)**	**-**	**(16)**	**-**	**(65)**
Total income	**1,805**	**445**	**173**	**237**	**2,660**
Provision for doubtful debts	**61**	**-**	**-**	**36**	**97**
Operating and other expenses:					
- From externals	**1,704**	**266**	**91**	**103**	**2,164**
- Intersegmental	**(167)**	**-**	**-**	**-**	**(167)**
Operating profit before taxes	**207**	**179**	**82**	**98**	**566**
Provision for taxes on operating profit	**101**	**73**	**33**	**40**	**247**
Operating profit after taxes	**106**	**106**	**49**	**58**	**319**
Minority interests' share in (profits) losses of consolidated companies	**(13)**	**(16)**	**(12)**	**-**	**(41)**
Net operating profit	**93**	**90**	**37**	**58**	**278**
Net profit from extraordinary transactions, after taxes[2]	**157**	**-**	**60**	**-**	**217**
Net profit	**250**	**90**	**97**	**58**	**495**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Mainly includes profit attributed to the segment in the sale of PKN mutual funds management rights and the sale of Bank Otsar Hahayal.

Set out below are the condensed results of operations of the Households Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
For the nine months ended September 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	600	-	4	1,269	1,873
- Intersegmental	502	-	-	(1,133)	(631)
Operating and other income:					
- From externals	481	393	173	95	1,142
- Intersegmental	(42)	-	(13)	-	(55)
Total income	1,541	393	164	231	2,329
Provision for doubtful debts	31	-	-	31	62
Operating and other expenses:					
- From externals	1,524	228	88	103	1,943
- Intersegmental	(155)	-	-	-	(155)
Operating profit before taxes	141	165	76	97	479
Provision for taxes on operating profit	55	72	33	42	202
Operating profit after taxes	86	93	43	55	277
Minority interests' share in (profits) losses of consolidated companies	(14)	(14)	(12)	-	(40)
Net profit	72	79	31	55	237

(1) Management fees for provident funds, mutual funds, and securities activity.

Set out below are the condensed results of operations of the Households Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
For the three months ended September 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**411**	**-**	**3**	**287**	**701**
- Intersegmental	**59**	**-**	**-**	**(238)**	**(179)**
Operating and other income:					
- From externals	**173**	**156**	**59**	**29**	**417**
- Intersegmental	**(17)**	**-**	**(5)**	**-**	**(22)**
Total income	**626**	**156**	**57**	**78**	**917**
Provision for doubtful debts	**28**	**-**	**-**	**8**	**36**
Operating and other expenses:					
- From externals	**589**	**96**	**29**	**37**	**751**
- Intersegmental	**(55)**	**-**	**-**	**-**	**(55)**
Operating profit before taxes	**64**	**60**	**28**	**33**	**185**
Provision for taxes on operating profit	**33**	**25**	**11**	**14**	**83**
Operating profit after taxes	**31**	**35**	**17**	**19**	**102**
Minority interests' share in (profits) losses of consolidated companies	**(4)**	**(6)**	**(3)**	**-**	**(13)**
Net operating profit (loss)	**27**	**29**	**14**	**19**	**89**
Net profit from extraordinary transactions, after taxes[2]	**157**	**-**	**-**	**-**	**157**
Net profit	**184**	**29**	**14**	**19**	**246**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Mainly includes profit attributed to the segment from the sale of Bank Otsar Hahayal.

Set out below are the condensed results of operations of the Households Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
For the three months ended September 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	211	-	2	522	735
- Intersegmental	172	-	-	(474)	(302)
Operating and other income:					
- From externals	150	143	60	34	387
- Intersegmental	(15)	-	(4)	-	(19)
Total income	518	143	58	82	801
Provision for doubtful debts	12	-	-	6	18
Operating and other expenses:					
- From externals	497	86	31	34	648
- Intersegmental	(52)	-	-	-	(52)
Operating profit before taxes	61	57	27	42	187
Provision for taxes on operating profit	29	28	12	18	87
Operating profit after taxes	32	29	15	24	100
Minority interests' share in (profits) losses of consolidated companies	(5)	(4)	(4)	-	(13)
Net profit	27	25	11	24	87

(1) Management fees for provident funds, mutual funds, and securities activity.

New products and services

- With regard to the deployment for pension product sales, see the section on "Capital Market Activity".
- In accordance with a directive of the Supervisor of Banks, "business day" hours were extended as of February 21, 2006, to 18:30 on weekdays and to 14:00 on Fridays and on the eve of holidays.

  As part of the preparation for the transition to a longer business day, the Bank carried out significant technological changes in the various service channels, to allow a continuous, simple transition from each business day to the next.

  The transition to a longer business day was implemented at all branches of the Bank, and as a result of the transition, the Bank's customers currently enjoy a better fit between the calendar day and the business day, enabling customers to conduct activity in their accounts during the afternoon hours without missing a business day, as was the case in the past.

The opening hours of Bank branches remained unchanged, so that on "split" work days (Monday and Thursday), when the branches are open in the afternoon, customers who come to the branches and carry out banking transactions in their accounts until 18:30 receive same-day values.

The transition to a longer business day represents a significant change for capital market customers as well, in that the longer hours enable customers to carry out buy and sell transactions in securities throughout the trading day on the TASE, while their accounts are credited or debited with same-day values.

- Products and services operated by the Bank for residents of northern Israel during the war in Lebanon:

  During the fighting in northern Israel, the Bank operated a special network of services for its customers in the north. The Bank initiated various activities and benefits in order to help residents of the conflict zone in the north and in Sderot with their banking activity.

  "Poalim Comes to You" - The Bank operated mobile branches throughout northern Israel, to serve Bank customers, due to the closure of Bank branches in the area because of the fighting.

  A special telephone line for residents of northern Israel, at *2403, was operated within the "Poalim by Telephone" service, reinforced with investment advisors from the closed branches.

  A special hotline at *2406 for soldiers (mandatory and career) and for reserve soldiers called up under emergency orders ("Tzav 8"), aimed at granting first priority in service to soldiers who calls the "Poalim by Telephone".

  Benefits were granted to private customers who are residents of northern Israel, career soldiers, reserve soldiers called up under emergency orders, and members of the defense forces: Release of deposits, under certain conditions, with no penalty; mortgage-based loans; bridge loans at a preferential interest rate; waiver of the fee for withdrawing cash from another branch for Bank customers throughout Israel; postponement of mortgage repayments for three months; direct credit in the amount of up to NIS 20,000 at an attractive interest rate; extension of the conditional period for check deposits beyond the usual three days; "Poalim On Time" service - account information through text messages free of charge for three months; retroactive refund of fees related to bounced checks from the beginning of the war to the ceasefire date.

Restrictions and supervision of the Segment's activity

The Supervisor of Banks issued Proper Conduct of Banking Business Directive No. 325 (hereafter: the "Directive"), which concerns the prohibition of deviations in excess of the approved credit limit in current accounts, and requires that current account credit limits be fixed in an agreement with the customer.

According to the Directive, charges in excess of the credit limit in the current account, or in the absence of a positive balance in current accounts without credit limits, shall not be honored.

In addition, all customers to whom the Bank is willing to allow negative current account balances must sign a preliminary agreement with regard to the credit limit in their account.

On August 17, 2005, the Supervisor eased the requirements of all the banks with regard to the implementation of the Directive. Under the eased requirements, the Bank will be permitted to continue to unilaterally grant credit limits in current accounts to customers who have not yet signed a preliminary credit limit agreement also, until December 31, 2006. In addition, as of January 1, 2007, it will be possible, under certain circumstances, for the Bank to unilaterally enlarge credit limits, only for customers who have signed a preliminary credit limit agreement. As of this date, the Directive will also apply to current accounts operated in foreign currency.

The Bank agreed to the Bank of Israel's request, received further to its notification on June 21, 2006, to allow customers an additional adjustment period in order to allow a gradual transition to implementation of the Directive.

As part of this response, in order to ensure that no damage is sustained by Bank customers as a result of the implementation of the prohibition on exceptions, on July 1, 2006, the Bank notified the Supervisor of Banks of the cancellation of application of any "automatic process" to reject exceptional debits and/or block exceptional transactions. Accordingly, the Bank will address each case of an exception from a credit limit on a case-by-case basis, using banking judgment customarily applied at the Bank until now.

The Bank is preparing to implement the Directive, as amended in the Supervisor's aforementioned letter, on several levels: On January 1, 2006, the Bank unilaterally assigned credit limits in current accounts to a predefined group of customers; concurrently, the Bank is actively inviting customers to make the transition to a credit limit in current accounts under a signed, written agreement. As part of this effort, notices were sent to customers regarding the content of the Directive, along with an invitation to their branches to arrange the credit limits in their current accounts as required.

For additional support for the preparation for the transition to credit limit agreements, the following steps were taken:

A. The Bank implemented a system of mailing credit limit agreements for current accounts to predefined populations, to be signed at home by customers, with the signed agreement to be mailed in by the customers.

B. The Bank developed an application through which credit limit agreements for current accounts were sent to predefined customer populations for signing over the Internet; alternatively, the agreement can be printed from the Internet and the signed agreement mailed in by the customer.

Additional services and products implemented by the Bank to support its customers include:

1. Bank customers and customers of other banks were invited to participate in workshops on family budget management.
2. Pamphlets and CDs were produced containing information and software for household management.
3. Marketing messages regarding the Directive were communicated to customers through direct channels (ATMs, "Adcan" information stations, check deposit machines, Internet, and others).
4. An "Open Line" was established - a special desk of bankers within the "Poalim by Telephone" system that responds to customer queries regarding the Directive and raises customers' awareness of the Directive and its consequences.

5. The "Poalim On Time" service - a service that allows real-time control over accounts by receiving information by text message or e-mail on various subjects, including near-full utilization of credit limits.
6. The "Magen Deposit" service - a service that provides a safety net for the Bank to honor debits and allow continued activity in the account for owners of daily interest time deposits, in one-time or standing order deposit tracks.

For details about the "Poalim On Time" service and the "Magen Deposit" service, see the "Households Segment" section of the Financial Statements as at December 31, 2005.

As part of the preparation, data on exceptions from credit limits in Bank customers' accounts are monitored continuously. Concurrently, the Bank is working diligently on operational preparations for implementation of the Directive, by introducing adjustments and improvements to existing systems, in order to comply with the Directive upon its full inception. Preparations towards the full inception of the Directive will continue throughout 2006.

It should also be noted that because the Directive requires a fundamental change in the basic habits of many of the Bank's customers (and customers of the banking system in general) as consumers of banking services, within a short period, it might have an impact on consumers' behavior and their ability to cope with the anticipated change.

Beyond the inputs required to adapt systems, the Directive may have an effect on the Bank's income that cannot be assessed at this time.

Note that some of the information in this section refers to actions that the Bank plans to take during 2006 and later, and constitutes forward-looking information. It is possible that due to operational, human, or other difficulties, the Bank may be unable to complete the full preparations required to implement the Directive by the date that has been set.

Material agreements

For details regarding the sale of PKN mutual funds management rights and the agreement for the sale of the activity of Lahak - Mutual Funds Management Ltd. and Kovetz - Provident Funds Management Ltd., see the section on "Capital Market Activity" below.

For details regarding the sale of the Bank's full holdings in Bank Otsar Hahayal, see Note 8 to the Condensed Financial Statements.

Legal proceedings

See Note 4 to the Condensed Financial Statements.

The Private Banking Segment

Net operating profit of the Private Banking Segment totaled NIS 365 million in the first nine months of 2006, compared with NIS 376 million in the same period last year, a decrease of 2.9%. The Segment's income in the first nine months of 2006 totaled NIS 2,084 million, compared with NIS 2,043 million in the same period last year, an increase of 2.0%, as a result of an increase in profit from financing activities in the field of Banking and Financial services.

Furthermore, the segment's results included extraordinary profit which totaled NIS 413 million during the period of January-September 2006 and is a result of the sale of PKN mutual funds management rights.

In the same period last year the segment's extraordinary income totaled NIS 551 million, stemming from the sale of most of the Bank's holdings in Signature Bank, which was attributed to this segment's activity abroad.

The provision for doubtful debts totaled NIS 15 million in the first nine months of 2006, compared with NIS 8 million in the same period last year.

Income from capital market activity in Israel, including securities activity and investments in provident and mutual funds, totaled NIS 455 million in the first nine months of 2006, compared with NIS 499 million in the same period last year, a decrease of 8.8% following implementation of the Bachar Committee recommendations and sale of mutual funds. Income from credit card activity improved, reaching a total of NIS 179 million, an increase of 12.6% compared with the same period last year.

The Segment's expenses totaled NIS 1,391 million, similar to the same period last year. The Segment's expenses in Israel increased by 9.2%, mainly due to an increase in payroll expenses, as a result of the increased provision for the bonus to Bank employees due to the increase in profitability, and from recruitment of new employees.

Net profit of the Private Banking Segment totaled NIS 778 million, compared with NIS 927 million in the same period last year, a decrease of 16.1%.

Credit to the public on September 30, 2006, totaled NIS 16.9 billion, compared with NIS 17.5 billion at the end of 2005, a decrease of 3.4%.

Deposits from the public on September 30, 2006, totaled NIS 108.7 billion, compared with NIS 107.4 billion at the end of 2005.

Net profit of the Segment's regular activity abroad totaled NIS 87 million, compared with NIS 84 million (NIS 48 million, excluding Signature Bank) in the same period last year. The increase in net profit from regular activity, excluding Signature Bank, reached a rate of 81.3%, as a result of the improvement in the contributions of Bank Hapoalim Switzerland.

Set out below is the condensed operating results of the Private Banking Segment:

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
			NIS millions			
For the nine months ended September 30, 2006						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	**(903)**	**-**	**25**	**209**	**(194)**	**(863)**
- Intersegmental	**1,687**	**-**	**-**	**(179)**	**373**	**1,881**
Operating and other income:						
- From externals	**129**	**179**	**541**	**18**	**333**	**1,200**
- Intersegmental	**(19)**	**-**	**(111)**	**-**	**(4)**	**(134)**
Total income	**894**	**179**	**455**	**48**	**508**	**2,084**
Provision for doubtful debts	**8**	**-**	**-**	**7**	**-**	**15**
Operating and other expenses:						
- From externals	**684**	**99**	**205**	**20**	**361**	**1,369**
- Intersegmental	**22**	**-**	**-**	**-**	**-**	**22**
Operating profit before taxes	**180**	**80**	**250**	**21**	**147**	**678**
Provision for taxes on operating profit	**93**	**33**	**112**	**9**	**60**	**307**
Operating profit after taxes	**87**	**47**	**138**	**12**	**87**	**371**
Minority interests' share in profits of consolidated companies	**(6)**	**-**	**-**	**-**	**-**	**(6)**
Net operating profit	**81**	**47**	**138**	**12**	**87**	**365**
Net profit from extraordinary transactions after taxes[2]	**-**	**-**	**413**	**-**	**-**	**413**
Net profit	**81**	**47**	**551**	**12**	**87**	**778**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Mainly includes profit attributed to the segment's share in the sale of PKN mutual funds management rights.

Set out below is the condensed operating results of the Private Banking Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
For the nine months ended September 30, 2005						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	(2,048)	-	23	253	(408)	(2,180)
- Intersegmental	2,692	-	-	(226)	677	3,143
Operating and other income:						
- From externals	145	159	567	19	301	1,191
- Intersegmental	(20)	-	(91)	-	-	(111)
Total income	769	159	499	46	570	2,043
Provision for doubtful debts	6	-	-	6	(4)	8
Operating and other expenses:						
- From externals	616	84	204	21	400	1,325
- Intersegmental	18	-	-	-	-	18
Operating profit before taxes	129	75	295	19	174	692
Provision for taxes on operating profit	49	33	129	8	76	295
Operating profit after taxes	80	42	166	11	98	397
Minority interests' share in profits (losses) of consolidated companies	(7)	-	-	-	(14)	(21)
Net operating profit	73	42	166	11	84	376
Net profit from extraordinary transactions after taxes[2]	-	-	-	-	551	551
Net profit	73	42	166	11	635	927

(1) Management fees for provident funds, mutual funds, and securities activity.
(2) Mainly includes profit attributed to the segment's share in the sale of Signature Bank.

Set out below is the condensed operating results of the Private Banking Segment (continued):

	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Activity abroad	Total
			NIS millions			
For the three months ended September 30, 2006						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	**69**	**-**	**10**	**58**	**(42)**	**95**
- Intersegmental	**201**	**-**	**-**	**(46)**	**79**	**234**
Operating and other income:						
- From externals	**49**	**62**	**152**	**5**	**83**	**351**
- Intersegmental	**(6)**	**-**	**(34)**	**-**	**(2)**	**(42)**
Total income	**313**	**62**	**128**	**17**	**118**	**638**
Provision for doubtful debts	**1**	**-**	**-**	**2**	**-**	**3**
Operating and other expenses:						
- From externals	**242**	**35**	**62**	**7**	**115**	**461**
- Intersegmental	**7**	**-**	**-**	**-**	**-**	**7**
Operating profit before taxes	**63**	**27**	**66**	**8**	**3**	**167**
Provision for taxes on operating profit	**37**	**11**	**30**	**4**	**2**	**84**
Operating profit after taxes	**26**	**16**	**36**	**4**	**1**	**83**
Minority interests' share in (profits) losses of consolidated companies	**(1)**	**-**	**-**	**-**	**-**	**(1)**
Net profit	**25**	**16**	**36**	**4**	**1**	**82**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.

Set out below is the condensed operating results of the Private Banking Segment (continued):

	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Activity abroad	Total
			NIS millions			
For the three months ended September 30, 2005						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	(523)	-	9	104	(160)	(570)
- Intersegmental	753	-	-	(95)	223	881
Operating and other income:						
- From externals	63	59	195	7	106	430
- Intersegmental	(7)	-	(31)	-	-	(38)
Total income	286	59	173	16	169	703
Provision for doubtful debts	4	-	-	1	(2)	3
Operating and other expenses:						
- From externals	199	31	74	7	123	434
- Intersegmental	6	-	-	-	-	6
Operating profit before taxes	77	28	99	8	48	260
Provision for taxes on operating profit	35	14	43	3	22	117
Operating profit after taxes	42	14	56	5	26	143
Minority interests' share in (profits) losses of consolidated companies	(3)	-	-	-	-	(3)
Net profit	39	14	56	5	26	140

(1) Management fees for provident funds, mutual funds, and securities activity.

New products and services

With regard to the deployment of pension product sales, see the section on "Capital Market Activity".

Restrictions and supervision of the Segment's activity

With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Material agreements

For details regarding the sale of PKN mutual funds management rights and the agreement for the sale of the activity of Lahak - Mutual Funds Management Ltd. and Kovetz - Provident Funds Management Ltd., see the section on "Capital Market Activity" below.

Legal proceedings

See Note 4 to the Financial Statements.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 165 million, compared with NIS 103 million in the same period last year, an increase of 60.2%. The Segment's income totaled NIS 1,131 million in the first nine months of 2006, compared with NIS 1,017 million in the same period last year, an increase of 11.2%.

Furthermore, the segment's net income included extraordinary profit related to its portion in the sale of PKN mutual funds management rights and from the sale of Otsar Hahayal which totaled NIS 42 million during the period of January-September 2006.

The provision for doubtful debts totaled NIS 151 million in the first nine months of 2006, compared with NIS 139 million in the same period last year.

The Segment's expenses totaled NIS 739 million, compared to NIS 693 million in the same period last year. Most of the increase occurred in payroll expenses, as a result of the increased provision for the bonus to Bank employees due to the increase in profitability.

Set out below are the condensed operating results of the Small Business Segment:

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
For the nine months ended September 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**985**	**-**	**3**	**106**	**1,094**
- Intersegmental	**(246)**	**-**	**-**	**(92)**	**(338)**
Operating and other income:					
- From externals	**269**	**71**	**60**	**9**	**409**
- Intersegmental	**(23)**	**-**	**(11)**	**-**	**(34)**
Total income	**985**	**71**	**52**	**23**	**1,131**
Provision for doubtful debts	**147**	**-**	**-**	**4**	**151**
Operating and other expenses:					
- From externals	**641**	**39**	**22**	**10**	**712**
- Intersegmental	**27**	**-**	**-**	**-**	**27**
Operating profit before taxes	**170**	**32**	**30**	**9**	**241**
Provision for taxes on operating profit	**87**	**13**	**12**	**4**	**116**
Operating profit after taxes	**83**	**19**	**18**	**5**	**125**
Minority interests' share in profits of consolidated companies	**(2)**	**-**	**-**	**-**	**(2)**
Net operating profit	**81**	**19**	**18**	**5**	**123**
Net profit from extraordinary transactions, after taxes[2]	**12**	**-**	**30**	**-**	**42**
Net profit	**93**	**19**	**48**	**5**	**165**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Mainly includes profit attributed to the segment's share in the sale of PKN mutual funds management rights and the sale of Bank Otsar Hahayal.

Set out below are the condensed operating results of the Small Business Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
For the nine months ended September 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	529	-	2	129	660
- Intersegmental	117	-	-	(115)	2
Operating and other income:					
- From externals	262	63	57	10	392
- Intersegmental	(28)	-	(9)	-	(37)
Total income	880	63	50	24	1,017
Provision for doubtful debts	136	-	-	3	139
Operating and other expenses:					
- From externals	605	34	21	10	670
- Intersegmental	23	-	-	-	23
Operating profit before taxes	116	29	29	11	185
Provision for taxes on operating profit	49	13	13	5	80
Operating profit after taxes	67	16	16	6	105
Minority interests' share in (profits) losses of consolidated companies	(2)	-	-	-	(2)
Net profit	65	16	16	6	103

(1) Management fees from provident funds, mutual funds, and securities activity.

Set out below are the condensed operating results of the Small Business Segment (continued):

	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Total
	NIS millions				
For the three months ended September 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**365**	**-**	**1**	**29**	**395**
- Intersegmental	**(118)**	**-**	**-**	**(25)**	**(143)**
Operating and other income:					
- From externals	**87**	**24**	**18**	**3**	**132**
- Intersegmental	**(8)**	**-**	**(4)**	**-**	**(12)**
Total income	**326**	**24**	**15**	**7**	**372**
Provision for doubtful debts	**43**	**-**	**-**	**1**	**44**
Operating and other expenses:					
- From externals	**215**	**15**	**7**	**3**	**240**
- Intersegmental	**9**	**-**	**-**	**-**	**9**
Operating profit before taxes	**59**	**9**	**8**	**3**	**79**
Provision for taxes on operating profit	**27**	**4**	**3**	**2**	**36**
Net operating profit	**32**	**5**	**5**	**1**	**43**
Net profit from extraordinary transactions, after taxes(2)	**11**	**-**	**-**	**-**	**11**
Net profit	**43**	**5**	**5**	**1**	**54**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Mainly includes profit attributed to the segment's share in the sale of Bank Otsar Hahayal.

Set out below are the condensed operating results of the Small Business Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
For the three months ended September 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	206	-	-	53	259
- Intersegmental	16	-	-	(48)	(32)
Operating and other income:					
- From externals	95	23	19	4	141
- Intersegmental	(12)	-	(3)	-	(15)
Total income	305	23	16	9	353
Provision for doubtful debts	31	-	-	-	31
Operating and other expenses:					
- From externals	201	13	8	3	225
- Intersegmental	8	-	-	-	8
Operating profit before taxes	65	10	8	6	89
Provision for taxes on operating profit	30	5	4	3	42
Operating profit after taxes	35	5	4	3	47
Shareholders' share in profits of consolidated companies	(1)	-	-	-	(1)
Net profit	34	5	4	3	46

(1) Management fees from provident funds, mutual funds, and securities activity.

New products and services

Services for owners of businesses in northern Israel and business owners called up for emergency military service: Loans in amounts of up to NIS 100,000 at a preferential interest rate, with the option to start repayment of the principal six months after receipt of the loan, while for the first six months only interest payments are made; bridge loans at preferential interest rates; loans partially backed by State guarantees to small businesses in northern Israel that sustained damage as a result of the fighting in Lebanon.

Restrictions and supervision of the Segment's activity

With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Material agreements

For details regarding the sale of PKN mutual funds management rights and the agreement for the sale of the activity of Lahak - Mutual Funds Management Ltd. and Kovetz - Provident Funds Management Ltd., see the section on "Capital Market Activity" below.

For details regarding the sale of the Bank's full holdings in Bank Otsar Hahayal see Note 8 to the Condensed Financial Statement.

The Commercial Segment

Net profit of the Commercial Segment totaled NIS 92 million, compared with NIS 60 million in the same period last year, an increase of 53.3%.The Segment's income totaled NIS 447 million in the first nine months of 2006, compared with NIS 399 million in the same period last year, an increase of 12.0%.

Furthermore, the segment's results included extraordinary profit related to the segment's portion in the profit from the sale of PKN mutual funds management rights and the sale of Bank Otsar Hahayal which totaled NIS 30 million during the period of January-September 2006.

The provision for doubtful debts in the first nine months of 2006 totaled NIS 134 million, compared with NIS 132 million in the same period last year.

Credit on September 30, 2006, totaled NIS 14.8 billion, compared with NIS 15.7 billion at the end of 2005, the decrease mainly results from the decrease in balances following the sale of the Bank's full holdings in Bank Otsar Hahayal and was offset by an increase in customers' credit needs.

Deposits from the public on September 30, 2006, totaled NIS 5.8 billion, compared with NIS 6.8 billion at the end of 2005, the decrease mainly a result of the decrease in balances following the sale of the Bank's full holdings in Bank Otsar Hahayal.

Set out below is the condensed operating results of the Commercial Segment:

	Banking and financial services[1]	Construction and real estate	Total
	NIS millions		
For the nine months ended September 30, 2006			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	**620**	**24**	**644**
- Intersegmental	**(259)**	**(18)**	**(277)**
Operating and other income:			
- From externals	**102**	**-**	**102**
- Intersegmental	**(22)**	**-**	**(22)**
Total income	**441**	**6**	**447**
Provision for doubtful debts	**134**	**-**	**134**
Operating and other expenses:			
- From externals	**148**	**-**	**148**
- Intersegmental	**39**	**-**	**39**
Operating profit before taxes	**120**	**6**	**126**
Provision for taxes on operating profit	**62**	**2**	**64**
Operating profit after taxes	**58**	**4**	**62**
Net profit from extraordinary transactions, after taxes[2]	**30**	**-**	**30**
Net profit	**88**	**4**	**92**

(1) Including credit card and capital market activity.
(2) Mainly includes profit attributed to the segment from the sale of PKN mutual funds management rights and the sale of Bank Otsar Hahayal.

For the nine months ended September 30, 2005			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	565	47	612
- Intersegmental	(244)	(41)	(285)
Operating and other income:			
- From externals	89	-	89
- Intersegmental	(17)	-	(17)
Total income	393	6	399
Provision for doubtful debts	128	4	132
Operating and other expenses:			
- From externals	129	-	129
- Intersegmental	33	-	33
Operating profit before taxes	103	2	105
Provision for taxes on operating profit	44	1	45
Net profit	59	1	60

(1) Including credit card and capital market activity.

Set out below is the condensed operating results of the Commercial Segment (continued):

	Banking and financial services[1]	Construction and real estate	Total
	NIS millions		
For the three months ended September 30, 2006			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	**203**	**1**	**204**
- Intersegmental	**(86)**	**1**	**(85)**
Operating and other income:			
- From externals	**34**	**-**	**34**
- Intersegmental	**(7)**	**-**	**(7)**
Total income	**144**	**2**	**146**
Provision for doubtful debts	**49**	**-**	**49**
Operating and other expenses:			
- From externals	**51**	**-**	**51**
- Intersegmental	**13**	**-**	**13**
Operating profit before taxes	**31**	**2**	**33**
Provision for taxes on operating profit	**20**	**-**	**20**
Net operating profit	**11**	**2**	**13**
Net profit from extraordinary transactions, after taxes[2]	**24**	**-**	**24**
Net profit	**35**	**2**	**37**

(1) Including credit card and capital market activity.
(2) Mainly includes profit attributed to the segment from the sale of Bank Otsar Hahayal.

	Banking and financial services[1]	Construction and real estate	Total
For the three months ended September 30, 2005			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	194	19	213
- Intersegmental	(83)	(18)	(101)
Operating and other income:			
- From externals	26	-	26
- Intersegmental	(3)	-	(3)
Total income	134	1	135
Provision for doubtful debts	30	(4)	26
Operating and other expenses:			
- From externals	43	-	43
- Intersegmental	11	-	11
Operating profit before taxes	50	5	55
Provision for taxes on operating profit	23	2	25
Net profit	27	3	30

(1) Including credit card and capital market activity.

The Corporate Segment

Net profit of the Corporate Segment totaled NIS 571 million, compared with NIS 383 million in the same period last year, an increase of 49.1%, mainly resulting from a decrease in the provisions for doubtful debts.

The Segment's income totaled NIS 1,855 million in the first nine months of 2006, compared with NIS 1,755 million in the same period last year, an increase of 5.7%.The increase in income is mainly a result of dividend income from securities held in receivership as credit collateral, which based on the directive of the Supervisor of Banks, are included in the Bank's securities portfolio.

The provision for doubtful debts totaled NIS 404 million in the first nine months of 2006, compared with NIS 671 million in the same period last year, a decrease of 39.8%, reflecting an improvement in the repayment capability of the borrowers, especially in the Construction and Real Estate and Industry sectors.

In the area of construction and real estate, a profit of NIS 99 million was recorded, compared with NIS 5 million in the same period last year. The improvement resulted mainly from a decrease in expenses for doubtful debts.

Credit to the public on September 30, 2006, totaled NIS 95.2 billion, compared with NIS 97.4 billion at the end of 2005, a decrease of 2.3%, as a result of the appreciation of the shekel exchange rate against the dollar.

Deposits from the public on September 30, 2006, totaled NIS 26.5 billion, compared with NIS 28.9 billion at the end of 2005, a decrease of 8.3%

Set out below are the condensed operating results of the Corporate Segment:

	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the nine months ended September 30, 2006				
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	**1,591**	**639**	**553**	**2,783**
- Intersegmental	**(607)**	**(328)**	**(297)**	**(1,232)**
Operating and other income:				
- From externals	**281**	**13**	**20**	**314**
- Intersegmental	**(10)**	**-**	**-**	**(10)**
Total income	**1,255**	**324**	**276**	**1,855**
Provision for doubtful debts	**268**	**142**	**(6)**	**404**
Operating and other expenses:				
- From externals	**246**	**16**	**128**	**390**
- Intersegmental	**69**	**-**	**-**	**69**
Operating profit before taxes	**672**	**166**	**154**	**992**
Provision for taxes on operating profit	**291**	**67**	**63**	**421**
Net profit	**381**	**99**	**91**	**571**

(1) Including credit card and capital market activity.

Set out below are the condensed operating results of the Corporate Segment (continued):

	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the nine months ended September 30, 2005				
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	3,246	896	539	4,681
- Intersegmental	(2,250)	(627)	(242)	(3,119)
Operating and other income:				
- From externals	174	19	-	193
- Intersegmental	-	-	-	-
Total income	1,170	288	297	1,755
Provision for doubtful debts	397	250	24	671
Operating and other expenses:				
- From externals	218	30	106	354
- Intersegmental	66	-	-	66
Operating profit before taxes	489	8	167	664
Provision for taxes on operating profit	204	3	74	281
Net profit	285	5	93	383
For the three months ended September 30, 2006				
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	**132**	**138**	**180**	**450**
- Intersegmental	**179**	**(37)**	**(95)**	**47**
Operating and other income:				
- From externals	**69**	**2**	**9**	**80**
- Intersegmental	**(3)**	**-**	**-**	**(3)**
Total income	**377**	**103**	**94**	**574**
Provision for doubtful debts	**81**	**68**	**(8)**	**141**
Operating and other expenses:				
- From externals	**81**	**6**	**40**	**127**
- Intersegmental	**22**	**-**	**-**	**22**
Operating profit before taxes	**193**	**29**	**62**	**284**
Provision for taxes on operating profit	**81**	**11**	**24**	**116**
Net profit	**112**	**18**	**38**	**168**

(1) Including credit card and capital market activity.

Set out below are the condensed operating results of the Corporate Segment (continued):

	Banking and financial services[(1)]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the three months ended				
September 30, 2005				
Profit (loss) from financing activities				
before provision for doubtful debts:				
- From externals	968	327	199	1,494
- Intersegmental	(632)	(229)	(91)	(952)
Operating and other income:				
- From externals	65	8	-	73
- Intersegmental	(2)	-	-	(2)
Total income	399	106	108	613
Provision for doubtful debts	52	84	8	144
Operating and other expenses:				
- From externals	72	10	37	119
- Intersegmental	22	-	-	22
Operating profit before taxes	253	12	63	328
Provision for taxes on operating profit	112	5	29	146
Net profit	141	7	34	182

(1) Including credit card and capital market activity.

Restrictions and supervision of the Segment's activity

With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Legal proceedings

See Note 4 to the financial statements.

The Financial Management Segment

The activity of this Segment includes the Bank's proprietary management (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity exposures resulting from the Bank's customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products.This segment also includes the Dealing rooms activity in financial instruments in foreign currency and shekels.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (unlinked shekel and CPI-linked).

Inflation/exchange rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures due to trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, an unplanned fund raising cost may result.

The Bank operates a format in which comprehensive hedging and investment services are provided to its customers through its dealing rooms worldwide. The dealing room in Tel Aviv provides customers with services related to the various financial instruments - foreign currency and shekel assets, interest rates, CPI, stock indices, commodities, and structured products. In recent months, as part of a reform enacted by the Ministry of Finance, Bank Hapoalim has started to act as a market maker in future contracts on Shahar (Government) bonds. In this activity, the dealing room also serves as a market maker, while the customer desk quotes prices and executes transactions with the Bank's customers.

As in bonds, the dealing room is also a market maker in most of the products in which it has activity. The fact that the Bank is a leading market maker enables it to offer its customers better service, while allowing them to enjoy attractive buy-sell spreads.

Derivative transactions with the Bank's customers are conducted in accordance with the credit limit allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal model that defines the credit exposure inherent in derivative transactions.

In recent years, there has been a steady increase in awareness of the activities offered by the dealing room, from customers seeking hedging transactions as well as from investors. This increase has also led to demand for a broader range of products at a higher level of sophistication.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 482 million in the first nine months of 2006, compared with NIS 552 million in the same period last year.

The Segment's income totaled NIS 848 million compared with NIS 916 million in the same period last year, a decrease of 7.4%.

Profit from financing activity decreased, mainly due to the influence of the "known" index on the CPI-linked financial capital and from changes in the exchange rates of the foreign currencies vis-a-vis the shekel and from a decrease in income from from the realization of bonds from the available-for-sale portfolio . The increase in operational income results mainly from the sale of the shares of Signature Bank and Mastercard which together contributed NIS 60 million.

The contribution of equity-basis investee companies to the Segment's net operating profit totaled NIS 81 million, compared with NIS 84 million in the same period last year.

Likewise, the segment's net income included extraordinary profit after taxes from the sale of shares of Industrial Buildings, which totaled NIS 46 million, while in the same period last year a profit of NIS 40 million was recorded due to the sale of shares of Amot.

Others and Adjustments

This framework includes all other activities under the responsibility of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, and credit card activity not attributed to the banking segments.

Net profit of this framework totaled NIS 27 million in January-September 2006, compared with NIS 12 million in the same period last year.

Income from credit card activity of incoming tourism and others totaled NIS 172 million, compared to NIS 153 million in the same period last year.

Activity in Products

A. Set out below is the distribution of the results of credit card operations by segments of activity:

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
				In NIS millions			
For the nine months ended September 30, 2006							
Operating and other income	**445**	**179**	**71**	**9**	**6**	**172**	**882**
Operating and other expenses	**266**	**99**	**39**	**4**	**3**	**145**	**556**
Operating profit before taxes	**179**	**80**	**32**	**5**	**3**	**27**	**326**
Provision for taxes on operating profit	**73**	**33**	**13**	**2**	**1**	**11**	**133**
Operating profit after taxes	**106**	**47**	**19**	**3**	**2**	**16**	**193**
Minority interests' share in profits of consolidated companies	**(16)**	**-**	**-**	**-**	**-**	**-**	**(16)**
Net profit	**90**	**47**	**19**	**3**	**2**	**16**	**177**

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
				In NIS millions			
For the nine months ended September 30, 2005							
Operating and other income	393	159	63	7	5	153	780
Operating and other expenses	228	84	34	3	2	124	475
Operating profit before taxes	165	75	29	4	3	29	305
Provision for taxes on operating profit	72	33	13	2	1	13	134
Operating profit after taxes	93	42	16	2	2	16	171
Minority interests' share in profits of consolidated companies	(14)	-	-	-	-	-	(14)
Net profit	79	42	16	2	2	16	157

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
				In NIS millions			
For the three months ended September 30, 2006							
Operating and other income	**156**	**62**	**24**	**3**	**3**	**58**	**306**
Operating and other expenses	**96**	**35**	**15**	**2**	**1**	**45**	**194**
Operating profit before taxes	**60**	**27**	**9**	**1**	**2**	**13**	**112**
Provision for taxes on operating profit	**25**	**11**	**4**	**-**	**1**	**5**	**46**
Operating profit after taxes	**35**	**16**	**5**	**1**	**1**	**8**	**66**
Minority interests' share in profits of consolidated companies	**(6)**	**-**	**-**	**-**	**-**	**-**	**(6)**
Net profit	**29**	**16**	**5**	**1**	**1**	**8**	**60**

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
				In NIS millions			
For the three months ended September 30, 2005							
Operating and other income	143	59	23	1	1	54	281
Operating and other expenses	86	31	13	-	-	44	174
Operating profit before taxes	57	28	10	1	1	10	107
Provision for taxes on operating profit	28	14	5	1	-	5	53
Operating profit after taxes	29	14	5	-	1	5	54
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	25	14	5	-	1	5	50

B. Set out below is the distribution of the results of capital market activity by segments of activity:

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
				In NIS millions			
For the nine months ended September 30, 2006							
Profit from financing activities before provision for doubtful debts	**6**	**25**	**3**	**1**	**7**	**3**	**45**
Operating and other income:							
- From externals	**183**	**541**	**60**	**18**	**56**	**166**	**1,024**
- Intersegmental	**(16)**	**(111)**	**(11)**	**(4)**	**(33)**	**175**	**-**
Total income	**173**	**455**	**52**	**15**	**30**	**344**	**1,069**
Operating and other expenses	**91**	**205**	**22**	**4**	**8**	**356**	**686**
Operating profit (loss) before taxes	**82**	**250**	**30**	**11**	**22**	**(12)**	**383**
Provision for taxes on operating profit (loss)	**33**	**112**	**12**	**4**	**9**	**(5)**	**165**
Operating profit (loss) after taxes	**49**	**138**	**18**	**7**	**13**	**(7)**	**218**
Minority interests' share in profits of consolidated companies	**(12)**	**-**	**-**	**-**	**-**	**-**	**(12)**
Operating profit (loss)	**37**	**138**	**18**	**7**	**13**	**(7)**	**206**
Net profit from extraordinary transactions, after taxes	**60**	**413**	**30**	**6**	**1**	**-**	**509**
Net profit (loss)	**97**	**551**	**48**	**13**	**13**	**(7)**	**715**

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
				In NIS millions			
For the nine months ended September 30, 2005							
Profit from financing activities before provision for doubtful debts	4	23	2	2	6	9	46
Operating and other income:							
- From externals	173	567	57	15	48	163	1,023
- Intersegmental	(13)	(91)	(9)	(3)	(24)	140	-
Total income	164	499	50	14	30	312	1,069
Operating and other expenses	88	204	21	2	7	323	645
Operating profit (loss) before taxes	76	295	29	12	23	(11)	424
Provision for taxes on operating profit (loss)	33	129	13	5	10	(5)	185
Operating profit (loss) after taxes	43	166	16	7	13	(6)	239
Minority interests' share in profits of consolidated companies	(12)	-	-	-	-	-	(12)
Net profit (loss)	31	166	16	7	13	(6)	227

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
				In NIS millions			
For the three months ended September 30, 2006							
Profit from financing activities before provision for doubtful debts	**3**	**10**	**1**	**-**	**2**	**-**	**16**
Operating and other income:							
- From externals	**59**	**152**	**18**	**6**	**16**	**24**	**275**
- Intersegmental	**(5)**	**(34)**	**(4)**	**(2)**	**(10)**	**55**	**-**
Total income	**57**	**128**	**15**	**4**	**8**	**79**	**291**
Operating and other expenses	**29**	**62**	**7**	**2**	**2**	**79**	**181**
Operating profit before taxes	**28**	**66**	**8**	**2**	**6**	**-**	**110**
Provision for taxes on operating profit	**11**	**30**	**3**	**-**	**2**	**-**	**46**
Operating profit after taxes	**17**	**36**	**5**	**2**	**4**	**-**	**64**
Minority interests' share in profits of consolidated companies	**(3)**	**-**	**-**	**-**	**-**	**-**	**(3)**
Net profit	**14**	**36**	**5**	**2**	**4**	**-**	**61**

	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
				In NIS millions			
For the three months ended September 30, 2005							
Profit from financing activities before provision for doubtful debts	2	9	-	2	3	1	17
Operating and other income:							
- From externals	60	195	19	5	19	48	346
- Intersegmental	(4)	(31)	(3)	(1)	(10)	49	-
Total income	58	173	16	6	12	98	363
Operating and other expenses	31	74	8	1	3	116	233
Operating profit (loss) before taxes	27	99	8	5	9	(18)	130
Provision for taxes on operating profit (loss)	12	43	4	2	4	(8)	57
Operating profit (loss) after taxes	15	56	4	3	5	(10)	73
Minority interests' share in profits (loss) of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit (loss)	11	56	4	3	5	(10)	69

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 603 million in the first nine months of 2006, compared with NIS 710 million in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies reached 6.4%, in annual terms, in the first nine months of 2006, compared with 9.3% in the same period last year.

The Bank's investment in subsidiary and affiliated companies totaled NIS 13.4 billion on September 30, 2006, compared with NIS 13.2 billion at the end of 2005.

Banking Subsidiaries in Israel (Bank Otsar Hahayal [until its sale], Bank Yahav, and Bank Massad) contributed a total of NIS 59 million to the Bank's net operating profit, compared with NIS 53 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 10.5% in the first nine months of 2006, compared with 10.3% in the same period last year.

The Bank's investment in banking subsidiaries in Israel totaled NIS 367 million on September 30, 2006, compared with NIS 756 million at the end of 2005. The decrease in balances resulted from the sale of the Bank's full holdings in Bank Otsar Hahayal.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - Further to the government decision dated May 2, 1993, concerning changes in the banking system, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel which allowed it to control Bank Otsar Hahayal and to increase its holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group. This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

On January 26, 2006, an agreement was signed between the Bank and First International Bank of Israel Ltd. (hereafter: "International Bank"), under which the Bank committed to selling its full holdings in Bank Otsar Hahayal to International Bank, in consideration for a total of approximately NIS 703 million, subject to adjustments based on the shareholders' equity of Bank Otsar Hahayal as at December 31, 2005. The transaction in which the Bank's full holdings in Bank Otsar Hahayal were sold was completed on August 17, 2006. For further details regarding the agreement, see Note 8 to the Condensed Financial Statements as at September 30, 2006.

Upon completion of the transaction, the Bank recorded a total net profit of approximately NIS 183 million in its financial statements for the third quarter of 2006, which was included under the item net profit from extraordinary transactions, after taxes.

Bank Yahav - A bank specializing in the provision of services to civil servants and to employees of government companies and corporations. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a six-month trial period, starting in the first quarter of 2007.

Bank Yahav's net profit totaled NIS 57 million in the first nine months of 2006, compared with NIS 49 million in the same period last year. Net return on equity amounted to 19.9%, compared with 17.9 % in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 21 million, compared with NIS 24 million in the same period last year. Bank Yahav's contribution to net profit from extraordinary transactions, due to the sale of mutual fund management rights, totaled NIS 9 million. The Bank's investment in Bank Yahav totaled NIS 224 million on September 30, 2006.

Bank Massad - Specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a six-month trial period, which started in September 2006.

Bank Massad's net profit totaled NIS 44 million in the first nine months of 2006, and includes NIS 17 million profit from the sale of mutual funds management rights, compared with NIS 15 million in the same period last year. Net return on equity amounted to 25.0%, compared with 8.8% in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 15 million, compared with NIS 7 million in the same period last year. Its contribution to the Bank's net profit from extraordinary activities, due to the sale of mutual fund management rights, totaled NIS 8 million. The Bank's investment in Bank Massad totaled NIS 143 million on September 30, 2006.

Subsidiaries abroad form part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, and Hapoalim Securities U.S.A. Inc. Subsidiaries abroad ended the first nine months of 2006 with a profit of NIS 257 million, compared with a profit of NIS 112 million in the same period last year (on the basis of their foreign currency statements of profit and loss, translated into shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 69 million in the first nine months of 2006, compared with NIS 223 million in the same period last year. The main difference in the contribution between the periods results from the influence of changes in the exchange rate of the shekel against the various currencies and from the cessation of the consolidation of Signature Bank during 2005.

The Bank's investment in subsidiaries abroad totaled NIS 3.7 billion on September 30, 2006.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - Mainly engages in the provision of private banking services to international customers.

Hapoalim Switzerland's net profit, according to its financial statements, totaled CHF 24 million in the first nine months of 2006, compared with CHF 19 million in the same period last year.

Hapoalim Switzerland's contribution to the Bank's net operating profit totaled NIS 61 million, compared with a negative contribution of NIS 11 million in the same period last year, resulting from improved profitability and from changes in the shekel exchange rate against the Swiss franc. The Bank's investment in Hapoalim Switzerland totaled NIS 1.0 billion on September 30, 2006.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - Engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.

Hapoalim Luxembourg's contribution to the Bank's net operating profit in the first nine months of 2006 was negative, in the amount of NIS 11 million, compared with a positive contribution in the amount of NIS 8 million in the same period last year. The difference resulted from the change in the shekel exchange rate against the dollar.

The Bank's investment in Hapoalim Luxembourg totaled NIS 104 million on September 30, 2006.

Poalim Asset Management (hereinafter: "PAM") - Global asset management companies. The companies develop complex new products for global private banking customers, in cooperation with the worldwide Frank Russell Company and with other leading bodies.

PAM's net profit totaled GBP 3 million in the first nine months of 2006, similar to the same period last year.

Taking into consideration the effect of the depreciation of the shekel against the pound sterling, the contribution of PAM to the Bank's net operating profit totaled NIS 26 million, compared with NIS 23 million in the same period last year.

The Bank's investment in PAM totaled NIS 106 million on September 30, 2006.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Cayman's contribution to the Bank's net operating profit was negative, in the amount of NIS 7 million, compared with a positive contribution in the amount of NIS 21 million in the same period last year. The difference resulted from the change in the shekel exchange rate against the dollar.

The Bank's investment in Cayman totaled NIS 231 million on September 30, 2006.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - In March 2006, the Bank acquired the company, a broker-dealer registered and operating in the United States (for further details, see the "International Activity" section below).

Hapoalim Securities' losses totaled USD 3 million.

The contribution of Hapoalim Securities to the Bank's net operating profit was negative, in the amount of NIS 20 million, due in part to the appreciation in the shekel exchange rate against the dollar, and in part to a business loss in the amount of NIS 13 million.

The balance of the investment totaled NIS 121 million on September 30, 2006.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") - On December 13, 2005, an agreement was signed under which the Bank will acquire 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking. The Bank completed the acquisition in early November 2006 (for further details, see the "International Activity" section below).

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, financial consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational roof - the "Isracard Group".

Income from credit cards - The contribution of credit card companies to the Bank's net operating profit totaled NIS 135 million, including NIS 29 million from the redemption of MasterCard Incorporated shares which was executed within the framework of a public share offering by MasterCard Incorporated, compared with NIS 90 million in the same period last year, an increase of 50.0%.

In addition, the Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 847 million, compared with NIS 756 million in the same period last year, an increase of 12.0%, which resulted mainly from an increase in the volume of activity in Israel and from incoming and outgoing tourism.

In the credit card market, it is possible for several issuers and several clearers to operate in "Visa" and "MasterCard" brands. In the future, this may also be possible for "Isracard", a brand owned by Isracard Ltd. (hereinafter: "Isracard") Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them, to regulate, among other matters, the interaction between them, including the rate of the "interchange commission" (the commission paid by clearers of credit card transactions to issuers of credit cards). Isracard and other credit card companies reached such an agreement, to be described below.

In May 2005, the Antitrust Commissioner (hereafter: the "Commissioner") declared Isracard a holder of a monopoly in clearing Isracard and MasterCard charge cards.

Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the declaration of the aforesaid monopoly, and Isracard has appealed to the Tribunal against the declaration of the monopoly. In any case, the Commissioner's declaration of the aforesaid monopoly will be cancelled subject to the establishment of an "arrangement" to be described as follows.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intends to impose directives on Isracard, under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard has received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of Isracard (the brand owned by Isracard) and MasterCard credit cards by additional clearers, subject to compliance with the license terms specified by the Commissioner.
- A directive instructing Isracard to sign an agreement regarding local clearing of the aforesaid credit cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a permanent interchange commission, to be approved, for the clearing of the said cards, and for clearing by Isracard of Visa cards issued by the other clearers.

- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

The terms stipulated by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary remuneration for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Based on the opinion of its legal advisors, the Bank and Isracard believe Isracard has strong arguments against the issuance of the directives, in the above-mentioned draft in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner.

At the end of June 2006, Isracard received notification from the Accountant-General in the Ministry of Finance that in August 2005 the Finance Minister had appointed an interministerial committee, headed by the Accountant-General, with the goal of examining market failures in the credit card clearing system in Israel and establishing an interchange commission mechanism in the credit card market. Isracard was invited to express its position to the committee and address these issues and related matters. In September 2006 Isracard presented its position to the committee. Following talks held between Isracard, the credit card companies Leumi Card Ltd. and Cartisei Ashrai LeIsrael Ltd. (the three companies jointly, hereafter: the "Credit Card Companies"), and the Commissioner, the Credit Card Companies reached an arrangement among themselves (hereafter: the "Arrangement"), with the Commissioner's support, under which the Credit Card Companies will enter into a detailed "local agreement" among themselves regarding full local clearing in Israel, including the operation of an appropriate technical interface, of transactions in Visa and MasterCard credit cards. This Arrangement also includes matters that require approval of a binding arrangement from the Restrictive Trade Practices Tribunal. The Credit Card Companies, together with the banks that control each of them - respectively, the Bank, Bank Leumi LeIsrael B.M., Israel Discount Bank Ltd., and First International Bank of Israel Ltd. - filed a request to approve a binding agreement with the Tribunal on October 30, 2006, under the terms formulated and agreed upon with the Commissioner. The Arrangement will be in effect from the date of approval by the Tribunal, and will expire on July 1, 2013. On October 31, 2006, the Tribunal granted provisional approval to the Arrangement, until a decision is reached, through a temporary permit. The terms of the Arrangement include, among other things: the establishment of interchange fees, which gradually decrease during the period of the Arrangement; commitment by the parties to petition the Tribunal for approval of an interchange fee for the period following the end of the Arrangement, should the parties wish to continue cross-clearing; the obligation of Isracard, under certain conditions, to set identical fees for the same business for clearing transactions in Isracard and MasterCard cards; and various rules of conduct that will apply to the Credit Card Companies in their agreements with businesses to enter into clearing arrangements with them, including a prohibition on ligation of different cards and various prohibitions on discrimination; and in addition, a commitment by the banks listed above to apply the aforesaid rules of conduct to themselves as well, and to undertake rules of conduct in their relationships with holders of credit cards and with businesses that accept credit cards, essentially prohibitions on discrimination, ligation, or influence in manners prohibited in the Arrangement to transfer to a particular credit card or clear with any of the Credit Card Companies.

The Arrangement also includes a directive under which the Commissioner will cancel the declaration of Isracard as the holder of a monopoly in clearing Isracard and MasterCard credit cards, under the conditions stipulated in the Arrangement, which include approval of the Arrangement by the Tribunal and the execution of cross-clearing of transactions through the technical interface.

At this stage, the Bank and Isracard cannot estimate whether or when the request for permanent approval of the Arrangement will be granted.

The Bank estimates that the possible materialization of any of the following factors: large-scale clearing of transactions in MasterCard cards by additional clearers other than Isracard; implementation of the Arrangement and its terms including reduction of the interchange fee or the equalization of clearing fees in Isracard cards to those of MasterCard cards; the declaration of a monopoly remaining in effect, in contradiction of the Arrangement, and the issuance of directives on the basis thereof, may lead to a decrease in the Bank Group's income in the future. However, the Bank cannot estimate the extent of such an effect.

Poalim Capital Markets ("PCM") - Operates a wide range of investment banking services, entrepreneurship, establishment, and management of private investment funds, including venture capital funds, and investment in capital funds and in knowledge and technology intensive companies. The activity of Poalim Capital Markets is managed via two main segments of activity: investment banking activity and the technology sector.

Poalim Capital Markets is engaged in initiating, establishing, and managing venture capital funds; investment and management of its own venture capital investments; and investment and participation in the management of other investment funds.

In addition, the Capital Markets Group provides various investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes, public and private offerings abroad, guidance of companies in Israel and abroad in investments of various kinds, etc. The Capital Markets Group also operates through an equity-basis investee (29.0%), Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private offerings.

In accordance with the company's strategy of expanding the investment banking services offered to its customers to include international capital markets, Poalim Capital Markets has entered into strategic collaborations with the U.S. investment bank William Blair, and with the London-based investment bank Bridgewell Securities Limited (hereinafter: "Bridgewell"). Within these collaborations, PCM, William Blair, and Bridgewell offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public offerings abroad, as well as services related to mergers and acquisitions.

Poalim Capital Markets ended the first nine months of 2006 with a total profit of NIS 44 million, compared with a profit of NIS 28 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 31 million in the first nine months of 2006, compared with NIS 16 million in the same period last year.

The Bank's investment in Poalim Capital Markets totaled NIS 234 million on September 30, 2006.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 81 million in the first nine months of 2006, compared with NIS 84 million in the same period last year.

The Bank Group's investment in equity-basis investee companies totaled NIS 769 million on September 30, 2006.

Clal Insurance Enterprises Holdings Ltd. - The contribution of Clal Insurance Enterprises Holdings to the Bank's net operating profit totaled NIS 47 million in the first nine months of 2006, compared with NIS 70 million in the same period last year.

The Bank holds 14.1% of the issued capital of Clal Holdings.

The Bank's investment in Clal Insurance Enterprises Holdings totaled NIS 375 million on September 30, 2006. The market value of the Bank's investment as at that date was NIS 641 million.

With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section on "Capital Market Reform" in the annual financial statements for 2005.

For details regarding exposure to class action suits at Clal Insurance Enterprises Holdings, see Note 5 to the Condensed Financial Statements.

Delek Real Estate Ltd. - In January 2006, the Bank Group acquired 11% of the share capital of Delek Real Estate through a share allocation, in consideration for a total of approximately NIS 260 million.

The contribution of Delek Real Estate to the Bank's net operating profit totaled NIS 13 million in the first nine months of 2006.

The Bank's investment in the company totaled NIS 264 million on September 30, 2006. The market value of the Bank's investment as at that date was NIS 405 million.

Industrial Buildings Ltd. - In January 2006, the Bank sold its full holdings in Industrial Buildings. The Bank recorded a total net profit of NIS 46 million in respect of this sale, which is included under the item net profit from extraordinary transactions after taxes.

Strategic Plan

The Bank operates under a long-term strategic plan, first approved in 2004, and updated towards the end of 2005 based on the business and economic changes that occurred over the year. The objective of the plan is to attain a steady annual return on equity of over 15%, similar to that of leading banks in Europe and the United States.

In the short term, the plan's objective for 2006 is to achieve a return on equity of 15% from regular banking activity. The Bank aims to complete its divestment from mutual and provident funds this year, as required under the capital market reform legislation. If this aim is achieved in full, the Bank is likely to achieve an overall return on equity of 25%.

In this context, the sale of the mutual fund management activity of PKN to PKN Plus Mutual Funds Ltd. (formerly know as Solomon Mutual Funds Ltd.) was completed at the end of the first quarter. In addition, on October 26, 2006, an agreement was signed for the sale of the mutual fund management activity of Lahak, and most of the provident fund management activity of Kovetz, to companies in the Prisma Group.

Note, however, that at this stage it is not possible to appraise whether these two transactions will be completed by the end of the year. Furthermore, the Bank is also required to divest from its holdings in the remaining provident funds under its management, primarily the provident fund Gadish. As long as the transactions already signed and the divestment from the remaining provident funds are not completed by the end of the year, the overall return on equity in 2006 may be lower.

Under the plan, the Bank will continue to work towards expansion of its operations abroad, with the aim of bringing these activities to approximately 30% of the Bank's overall operations in the future. Towards that purpose, the Bank plans to continue to consider offers and opportunities for full or partial acquisition of corporations and/or activities abroad.

The Bank aims to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in the various areas of its activity, particularly in customer service. The expansion overseas is aimed at creating additional growth engines while leveraging the Bank's capabilities in the various areas of banking. The expansion will not detract from the Bank's leadership in the Israeli banking system.

In its activity with retail customers, the Bank is working to continue to solidify its leadership in this sector. In 2006, the Bank aims to continue to improve customer service.

The Corporate Area is working to preserve the Bank's leading position with business sector customers. Extensive efforts are also invested in projects aimed at improving the quality of the credit portfolio and strengthening the Bank's capabilities in the area of measuring credit risks and managing credit.

In Treasury, the Bank is operating under a plan to increase income by enlarging the volume and scope of activity, while bringing about a controlled, prudent increase of the risk profile in dealing room activity. This plan is based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the operational infrastructures in the dealing rooms and in asset and liability management.

In international activity, the bank will continue on its growth trend this year. In the first quarter, the Bank completed the acquisition of the broker-dealer Hapoalim Securities U.S.A. Inc., which will serve the Bank's international and Israeli customers. In the last quarter the transaction for the purchase of Bank Pozitif in Turkey was completed.

The strategic plan is based, among other things, on the assumption that the Israeli economy will continue to develop and grow in accordance with Finance Ministry forecasts; the inflation level will be as planned; and the condition of the Israeli and international economy will help bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, enabling the Bank to continue to diminish problematic credit and the provision for doubtful debts;

B. The volume of customers' activities in the different segments will increase;

C. The Bank will be able to continue to expand its financial activity, in Israel and globally.

However, it should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind depends on the Bank's internal ability to carry out its objectives, as well as on the condition of the global economy, and especially on the economic, political, and security situation in Israel and in the region - all the more so following the war between Israel and Hezbollah in Lebanon and in view of the fighting in the Gaza Strip and the tension between Israel and the Palestinian Authority. The possibility of a slowdown in the growth rate in Israel and in the industrialized countries must be taken into consideration; various risks may threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as oil) in particular, volatility in capital markets, and more. The consequences and effects of the reform in the Israeli capital market pursuant to the "Bachar legislation" for the Bank's activity and income is also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank. It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is "forward-looking information".

International Activity

The Bank has made a strategic decision to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of deposits, the development of Global Private Banking, mergers and/or acquisitions, participation in international transactions, the floating of issues abroad, the expansion of local activity of the Bank's branches worldwide, and the development of relations with correspondent banks.

In order to implement this strategy, the Bank created the International Area, which will be responsible for Global Private Banking activity as well as business development abroad.

The Bank's activity abroad is centered in the area of private banking and in the corporate sector. Activity with the corporate sector includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank provides its high net worth customers abroad with sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, Australia, and Hong Kong, by means of 36 branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The Bank maintains ties with some 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS, Asia, and Latin America.

The Chicago branch closed in early 2006, and its activity was transferred to the New York branch.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The New York branch offers credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating, given by the international rating agencies Standard & Poor's or Moody's. The Bank uses its own rating model for unrated companies. As at September 2006, approximately 69% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance investments, such as credit derivatives, as well as in backup lines for issuing commercial paper and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch.

The New York branch provides FDIC deposit insurance coverage, similar to American banks.

During 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative to be implemented is the establishment of an asset-backed (mainly mortgage-backed) securities portfolio. At the end of September 2006, the value of the portfolio was USD 2.5 billion. In addition, since the previous quarter, the Bank began to purchase exchange-traded option contracts on interest rates for trading purposes, and began executing reversed repo transactions, in which securities are purchased with a commitment to resell them to the seller at a specified date and price.

In 2005, the Bank completed the acquisition of exclusive rights to advise customers and refer them to securitization services provided through issues of commercial paper by two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The aim of the acquisition is to offer securitization services to the Bank's large customers in the United States and in Israel. As at this time, securitization transactions were executed totaling approximately USD 500 million.

Hapoalim Securities U.S.A. Inc. (hereafter: the "Broker-Dealer") - In March 2006, the Bank acquired the company, which is a broker-dealer registered and operating in the United States, in consideration for a total of USD 30 million. The Broker-Dealer is subject to regulation and rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member.

The acquisition is aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers through a corporation that is part of the Bank Group.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its high net worth customers abroad with advanced, professional products and services, including investment products and global asset management services.

Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. - A banking subsidiary engaged mainly in private banking services offered through three branches - two in Switzerland, in Zurich and Geneva, and one in Luxembourg - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank Inter Maritime Bank, Geneva (hereafter: "Maritime"), which operated in Geneva. On January 1, 2006, Maritime was merged with Bank Hapoalim (Switzerland) Ltd., and ceased to exist as of that date.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg) S.A., which is engaged in financial banking activity in and outside of Luxembourg.

Poalim Asset Management (PAM) - The PAM group of companies in England and Ireland represents a key step in the implementation of the Bank's growth strategy abroad.

PAM companies initiate, select, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with leading international financial companies such as Russell, Permal, Templeton, and others.

Through PAM, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds, hedge funds, and specialty funds. PAM funds manage a total of approximately USD 2.4 billion in assets.

PAM companies also engage in the development of other investment products, including structured products in accordance with international standards, usually through bonds issued by leading global financial entities. PAM develops advanced global asset management models.

Bank Hapoalim (Cayman) Ltd. (hereafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A branch providing services to foreign residents from all over the world, and an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. In 2005, the private banking operations of the U.S. branches were consolidated in Miami, and the service and marketing activities were reorganized into desks based on the country of the activity.

U.K. branches - London and Manchester. The business activity of the U.K. branches includes granting of credit to large borrowers by way of loan consortiums with leading banks, dealing room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents. The area of private banking and the activity of the dealing room are strategic goals for the development of the U.K. branches in the coming years.

Global Private Banking results reflect the successful implementation of the strategy centered on the implementation of an open architecture model through PAM, which brings the Bank's customers the best investment products from the world's leading financial bodies while providing the highest level of professional support.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") - In early November 2006, the Bank, completed the acquisition of 57.55% of the means of control of Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif"), a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif prior to the acquisition was C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey, which retains the remaining holdings in Bank Pozitif following the acquisition. The acquisition was carried out via an investment in the equity of Bank Pozitif, at approximately USD 100 million, subject to adjustments. Following the acquisition, the shareholders' equity of Bank Pozitif will be approximately USD 170 million, and its assets will total approximately USD 350 million.

In addition to the existing areas of activity at Bank Pozitif, through its investment, the Bank intends to develop activity in the area of retail banking in Turkey.

On November 3, 2006 Bank Pozitif entered into an agreement for the purchase of full means of control of Demir Kazakhstan Bank (hereinafter: DKB), a bank incorporated and operating in Kazakhstan, from its current owner, Mr. Halit Cingillioglu, who is a related party of C Faktoring Anonim Sirketi and a controlling shareholder of other companies in its group.

In consideration of the purchase, Bank Pozitif will, on the closing date of the transaction, pay the sum of about USD 24 million, subject to adjustments.

The shareholders equity of DKB is currently USD 14 million.

DKB is engaged in the provision of banking services to corporate and retail customers. Bank Pozitif intends to continue to develop DKB and its activities by developing advanced banking capabilities and products, inter alia, expanding its branch network and broadening its customer base.

The completion of the acquisition of DKB is subject to the fulfillment of the various conditions precedent, including the receipt of a permit from the Governor of the Bank of Israel for the acquisition, and additional permits from the competent authorities in Turkey and Kazakhstan.

Set out below is the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	September 30 2006	December 31 2005
	USD millions	
Assets		
Cash on hand and deposits with banks	**7,389**	6,970
Securities	**5,318**	3,373
Credit to the public	**4,412**	4,325
Credit to governments	**23**	3
Buildings and equipment	**25**	23
Other assets	**450**	328
Total assets	**17,617**	15,022
Liabilities and capital		
Deposits from the public	**12,668**	9,765
Deposits from banks	**1,883**	2,105
Bonds and subordinated notes	**1,208**	1,455
Other liabilities	**442**	432
Total liabilities	**16,201**	13,757
Capital means**	**1,416**	1,265
Total liabilities and capital	**17,617**	15,022

* Data as prepared for inclusion in the Note on Operating Segments.

** Includes calculated capital for the Bank's branches that are not subsidiaries in the amount of USD 640 million (31.12.05: USD 561 million). The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*:

	For the nine months ended September 30	
	2006	**2005
	USD millions	
Profit from financing activities before provision for doubtful debts	**142**	137
Provision for doubtful debts	**2**	(6)
Profit from financing activities after provision for doubtful debts	**144**	131
Operating and other income	**86**	61
Operating and other expenses	**138**	119
Operating profit before taxes	**92**	73
Provision for taxes***	**38**	32
Operating profit after taxes	**54**	41
Minority interests' share in profits of consolidated companies	**-**	(2)
Net profit	**54**	39

* Data as prepared for inclusion in the Note on Operating Segments.

** Restated.

*** Includes provisions for additional taxes in Israel.

Set out below is the aggregate condensed financial statements of international activity (continued):

C. Customers' Assets

	September 30 2006	December 31 2005
	USD millions	
Deposits from the public, Bonds and subordinated notes	**13,876**	11,220
Customer assets (off-balance sheet)	**8,209**	8,412
Total	**22,085**	19,632

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements as at December 31, 2005. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the aforesaid estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations that were used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' report on the financial statements as at December 31, 2005.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.5% at the beginning of 2006, was raised to 5.5% at the end of July 2006.

The volume of term deposit tenders decreased in the first nine months of the year, from NIS 11 billion at the beginning of January 2006 to NIS 1 billion at the beginning of October 2006.

The Bank of Israel increased issues of short-term notes by approximately NIS 9 billion during the first nine months of the year.

As of February 21, 2006, banks' business hours were extended, as was the activity of the monetary department at the Bank of Israel, to 6:30 PM.

Unlinked shekel sources raised from the Bank's customers totaled NIS 86.1 billion at the end of September 2006, an increase of NIS 2.9 billion compared with the end of 2005.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 20.6 billion at the end of September 2006, compared with NIS 21.3 billion at the end of 2005.

Unlinked deposits increased to NIS 65.2 billion at the end of September 2006, an increase of NIS 3.7 billion compared with the end of 2005.

Unlinked saving plans decreased, and reached NIS 0.3 billion at the end of September 2006, compared with NIS 0.4 billion at the end of 2005.

CPI-linked sources accrued in saving plans and deposits with the Bank decreased, totaling NIS 29.9 billion at the end of September 2006, compared with NIS 30.9 billion at the end of 2005.

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 1.8 billion at the end of September 2006, compared with NIS 2.1 billion at the end of 2005.

Foreign currency sources raised by the Bank from customers in Israel and abroad increased during the first nine months of 2006 and totaled USD 21.7 billion at the end of September 2006, compared with USD 18.8 billion at the end of 2005.

Risk Management Policy

The Bank's activity is accompanied by financial risks - credit risk, which represents the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to price changes in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. The Bank manages these risks by assigning responsibility to designated members of the Board of Management. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Shushan. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Operational risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business (risk to reputation, competitive risk, regulatory and legislative risk, economic conditions, and political and security-related risk).

The Supervisor of Banks has stipulated directives concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of the management of risks by the Board of Directors of the banking corporation, the management of risks by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

The member of the Board of Management responsible for the Risk Management Area was Mr. Y. Yarom, until August 14, 2006, when Mrs. H. Pri-Zan replaced him. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank Group and risk management policy architecture compatible with the Group's goals and with the directives of Basle II and of the local regulator.

The Basle II Accord is a set of new directives published during 2004 and 2005 by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to establish capital adequacy requirements in relation to the level of credit and market risks and operational risks, to attain a comprehensive system of risk identification, evaluation, management, and control, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of the international standard detailed above as an important goal for the coming years. The Bank has charged the Risk Management Area with the responsibility for examining the implications and deciding on the ways to implement the directives of Basle II, as well as the directives of the Supervisor of Banks in Israel in this area, which are expected to be published.

As part of this deployment, in 2005, the Bank carried out mapping of gaps in relation to the Basle II recommendations and updated its long-term work plans in order to remedy such gaps, subject to changes that may be required when the Supervisor of Banks' directives on this matter are released, and subject to budgetary considerations.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector; limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level; and limits on maximum exposure to a group of borrowers. Any exception from these limits is reported to and approved by the Board of Directors.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing directly with customers is assigned to one officer, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them. Credit decision support systems for private customers have been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing Bank customers' transactions involving derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the Basle II document.

The Credit Risk Management Unit

The Credit Risk Management Unit reports to the Head of Risk Management.

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, control, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of Basle II regulations.

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and determines these borrowers' credit rating.

The Construction and Real Estate Sector

The Bank's Board of Directors has established a specific policy delineating the main criteria for financing borrowers in this sector, with reference to sub-sectors such as residential construction, commercial construction, office construction, and industrial construction. The Bank monitors activity in the different fields within the sector and examines supply and demand over a range of several years, by geographical breakdown and by sub-sectors. For the purposes of financing in this sector, specific analysis and monitoring tools are used which help the Bank in the decision-making process regarding financial involvement in various projects. A substantial part of construction financing is carried out through construction loans. This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction, with the help of external construction supervisors.

After years of sharp decline in the construction sector, activity in this sector is stabilizing, although the number of residential housing starts is low relative to the past. Non-residential construction (industrial, commercial, and public buildings) is stabilizing after a long period of declines, while an upward trend is apparent in infrastructures. In the first nine months of 2006, there was a decrease in the volume of problematic debts of this sector in the Bank.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

Set out below are the developments in problematic debts[1], according to the classifications determined by the Supervisor of Banks:

	September 30		December 31
	2006	2005	2005
		NIS millions	
Non-income-bearing	**4,951**	5,611	5,639
Restructured[1][b]	**1,900**	1,580	1,473
Designated for restructuring[2][b]	**604**	1,263	1,479
In temporary arrears	**902**	1,138	1,147
Under special supervision[a][b]	**8,105**	10,386	9,319
Total balance-sheet credit to problematic borrowers[3]	**16,462**	19,978	19,057
Off-balance-sheet credit risk in respect of problematic borrowers[3][4]	**1,657**	2,065	1,850
Bonds of problematic borrowers	**107**	327	294
Other assets in respect of derivative instruments of problematic borrowers	**9**	23	3
Overall credit risk in respect of problematic borrowers[3]	**18,235**	22,393	21,204
Assets received in respect of discharged credit	**312**	71	76
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**429**	420	417
(b) Of which: debts for which a specific provision exists[5]	**5,070**	5,661	5,831

1. Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
2. Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
3. Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and of borrower groups.
4. As calculated for the purpose of limiting indebtedness of a borrower and of borrower groups, except in respect of guarantees taken by a borrower for the purpose of securing the indebtedness of a third party.
5. Except for housing credit for which a provision commensurate with extent of arrears exists.

The Bank supervises and monitors problematic borrowers more closely, and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Management of Market and Liquidity Risks

Market risks arise from the Bank's exposure to exogenous price changes in the financial markets in which it operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest rate exposure), exchange rates (currency exposure), and inflation (linkage base exposure). In addition, liquidity risk arises from uncertainty with regard to the availability of resources.

Policy

ALM and market and liquidity risk management policy are defined and controlled by a global asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks. Policy and the establishment of limits are submitted for discussion and approval to the Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant.

The Bank's risk limits, which are approved by the Board of Directors, are based on guidelines that include, among other things, limits on the sensitivity of the Bank's economic value to changes in the primary risk factors and specific limits for each of the various trading activities. The Bank's market risk management policy is aimed at increasing expected returns, while maintaining approved and controlled risk levels.

Risk Management

Market and liquidity risks related to ALM and trading activity are managed based on a global view of the activity of the Bank in Israel and its branches abroad. As of May 2006, this activity is managed under the authority of the Head of Global Treasury, a member of the Board of Management. The Bank differentiates between non-trading exposures created during its routine asset and liability management (hereafter: "Asset and Liability Management", or "ALM") and "trading" exposures. Trading exposures are a result of the Bank's activity as a market maker and a trader in financial instruments, and from the Bank's proprietary investments in financial assets that are classified as part of the trading portfolio. Exposures are managed by the ALM units and dealing rooms in Israel and abroad which are engaged in financial trading activity.

Liquidity Risk

Liquidity risk in foreign currency and in shekels in the various segments of activity is managed and controlled routinely, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity risk evaluation model approved by the Board of Management and the Board of Directors, taking into consideration the proven stability of deposits at the Bank over long periods of time. In the model, future cash flows are forecast based on maturity dates and on various assumptions regarding the roll-over and maturity rates of assets and liabilities, in several different scenarios.The liquidity ratio required by the Bank of Israel is calculated for each scenario. A minimal level for this ratio is stipulated in procedures, in accordance with an authorization hierarchy.

The Bank operates a sophisticated and comprehensive computerized system of Asset and Liability Management (ALM) for liquidity and interest rate risks. A daily liquidity risk report is generated from this automated ALM system, based on the internal model approved by the Board of Directors.

Market Risks in the Overall Activity of the Bank

The Bank's overall risk level is measured and controlled according to guidelines that include limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors.

The ALM system also enables the Bank to estimate its earnings at-risk (the effect of changes in risk factors on future income) under various assumptions.

- Linkage base exposure - exposure to exchange rates and inflation.
- Interest rate exposures.

Market Risks in Trading Activity

The risk level of trading activity is measured and controlled according to guidelines that include limits on VAR, on the sensitivity of the economic value of the portfolios to changes in the primary risk factors, and on nominal exposure.

- Currency exposure - market making and trading.
- Interest rate exposures - market making and trading.
- Bond trading portfolio.

A detailed description of the management of market risks related to ALM and trading activities appears in the Annual Report.

Set out below is the main data for the reporting period:

Overall Activity of the Bank

Sensitivity of the Bank's capital to changes in the CPI and in foreign exchange rates (theoretical change in economic value as a result of each scenario)

Scenario	September 30 2006	Maximum in the period	Minimum in the period
		in NIS millions	
1% change in the CPI	**(43.3)**	(92.2)	(43.3)
3% change in the shekel/dollar exchange rate	**(14.3)**	(20.3)	(3.4)

Sensitivity of the Bank's capital to parallel shifts in interest rate curves (theoretical change in economic value as a result of each scenario)

Scenario	September 30 2006	Maximum in the period	Minimum in the period
		in NIS millions	
1% shift in CPI-linked interest	**(1.4)**	(27.6)	(1.4)
1% shift in unlinked interest	**(54.5)**	(59.8)	(31.7)
1% shift in foreign currency interest	**(89.0)**	(162.2)	(69.8)

Trading Portfolio

VAR Estimates of Trading Activity

	September 30 2006	Average for the period	Maximum for the period	Minimum for the period
		in NIS millions		
Bond trading	**12.6**	13.2	17.0	11.9
Trading in the dealing room	**16.1**	11.5	21.8	5.7
Total trading in Israel	**28.8**	24.7		

Implementation of the long-term strategic plan and growth of activity and approved risk limits are carried out in conjunction with the reinforcement of controls.

Market and liquidity risks are managed separately by each banking subsidiary, according to the policies determined by the board of directors of each company, but in line with uniform principles established by the Bank for the management of market and liquidity risks, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Risk Assessment and Control

Identification and assessment of risks, monitoring of limits, and reporting are carried out or monitored by the Risk Management Area, independent of the ongoing analyses and reports performed as part of the operation of the Global Treasury Area. The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of the market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for monitoring market and liquidity risks in the Group.

The Bank's overall risk level is assessed and monitored according to guidelines that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is performed using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank. Risk estimates are calculated using an automated market risk management system. This sophisticated system provides pricing models for all financial instruments traded by the Bank, and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books in general at any given time horizon.

Risk assessment as well as limit control of trading positions are performed daily.

Methodology for Estimating Market Risks

The risk is calculated for a horizon of ten business days and at a significance level of 99%, and is the highest of the risk estimates produced by the historical simulation and the Monte Carlo simulation. Under these two methods, a full revaluation of the trading portfolio is made numerous times in order to produce an estimate.

An assessment of the Bank's overall risk level is executed once a month, by use of a historical simulation with a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors.

Further details regarding the methodology of market risk assessment and its limitations are discussed in the Annual Report.

Reporting

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and on the results of operations, and monitors the implementation of policy that has been approved. (These procedures apply to all types of exposure detailed below.) In addition to periodic reports, procedures have been defined for reports to the secondary committees or the Board of Management on "trigger events" such as losses exceeding the limit defined in the procedure, or a material exception from procedures.

During the first nine months of 2006, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

Periodic reports on market and liquidity risks at subsidiaries are submitted to the Board of Management and the Board of Directors of the Bank, at an appropriate frequency based on the risk level.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect on September 30, 2006, was NIS 396 million, of which NIS 273 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 123 million were in respect of other subsidiaries.

Update of Procedures for Exposure to Market and Liquidity Risks

In 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Finance Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines.

The following are the updates performed during the first nine months of 2006:

- The dealing room became a market maker in bonds. Within this framework, the authorization for interest rate exposures in the dealing room was expanded.
- A risk limit was approved for initiated exposures in the Tel Aviv dealing room.
- The nominal authorization for activity in asset-backed securities was expanded, with no increase in the risk limit.
- A restricted risk limit out of the overall authorization for trading in options was allocated to options activity at branches abroad.

Operational Risk

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk and risk to reputation. The responsibility for routine operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department in the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting obligations, taking into consideration the Basle II guidelines.

The bank is preparing to implement the Basle II recommendations in stages, as part of the preparations for the Basle II Sound Practice principles, in line with the Bank's policy in this area.

The Bank of Israel recently published two draft standards related to operational risk management, which essentially match the recommendations of the Basle Committee. These drafts will serve as the basis for a dialogue on this subject with the banking sector.

Activity in the area of information security is conducted, as required by law, in order to reduce information security risks.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

During 2006, the development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Information systems regarding customers with public exposure were added and enhanced, and a system was set up to scan names against international lists of entities and individuals that pose a risk in relation to the prohibition on money laundering and financing of terrorism.

Training and integration of legal directives continued, with an emphasis on international banking activity and on accounts of foreign residents, relying extensively on lessons learned from events in Israel and elsewhere. Concurrently, there was a significant increase in the number of reports handled by the unit headed by the Supervisor of the Prohibition of Money Laundering and the Financing of Terrorism laws. The unit continues its initiatives in the area of developing control tools to identify, examine, and report to the Israel Money Laundering Prohibition Authority on unusual activities in accounts and on transactions by walk-in customers.

The Supervisor of the Prohibition of Money Laundering is solidifying and expanding measures to ensure implementation of the policy throughout the Bank Group, in Israel and globally.

On October 25, 2006 the Constitution-Law and Justice committee of the Knesset approved an amendment to the Prohibition of Money Laundering Law (identification obligations, reporting and record management of banking corporations for the Prevention of Money Laundering and Financing of Terrorism), 5761-2001 - enforcing identification and reporting obligations also on credit card companies.

Note that the directives of the Prohibition of Financing of Terrorism Law apply to terrorist organizations and terrorist operatives declared as such by the agencies responsible for handling this law, as well as to organizations and operatives not declared as such, including organizations that are not an affiliated group of people.

To date, the regulations required under the Prohibition of Financing of Terrorism Law to determine the manner in which terrorist organizations and operatives are to be declared as such have not been put in place.

Furthermore, since the law, as noted, also applies to corporations, non-affiliated groups, and individuals that have not been declared to be connected with terrorist acts, the Bank doubts whether it can fulfill the task with which it has been charged, in the absence of tools that could be used to identify terrorist organizations and operatives that have not been declared as such by government agencies.

The Bank has alerted the Minister of Justice, the Attorney General, and the Supervisor of Banks to the aforesaid difficulties in the implementation of the law. The Minister of Justice's response dated August 3, 2005, stated, inter alia, that, "Offences under Sections 9 and 10 of the law are offences requiring criminal intent... Therefore, in the absence of the foundations of criminal intent, criminal liability shall not be imposed under these Sections".

In this context, following a reassessment of the Bank's business relationships with Palestinian and Arab banks operating in the Palestinian Authority, in accordance with agreements previously made with these banks, the Bank notified these banks of the cessation of its business relationships with them. The cessation has been carried out in part, while part was to be carried out in July 2006. Before implementation, the relevant State authorities were notified of the cessation; however, in accordance with a request by the Governor of the Bank of Israel, the Bank agreed to continue these relationships until November 1, 2006, with the intention that by that date a satisfactory legal and operational solution will be found that will enable the Bank to provide services to these banks and their customers after that date as well.

At the end of October 2006, the Bank was informed that the Minister of Finance intended to exercise his authority under Section 9(D) of the Prohibition on Financing Terrorism Law and grant a permit to all banks operating in Israel, as well as a special permit to the Bank (and to two additional banks) in its status as a correspondent of Palestinian banks and a representative of these banks at the inter-bank clearing house in Israel, in a manner that will enable the Bank to continue to provide services to the Palestinian banks with which it has agreements, as noted, and to continue to provide services to its customers that involve the execution of monetary transactions with banks operating in Palestinian Authority territories and their customers.

This decision by the Minister of Finance is based, among other things, on the approval of the Knesset Finance Committee, as well as on an amendment approved by this committee to the Prohibition on Money Laundering and on Financing Terrorism Order.

According to the aforesaid amendment to this Order, banking corporations will be required to check against a list of "declared terrorist organizations and terrorist operatives" (i.e., a list prepared by State defense agencies) whether individuals and organizations appearing on the list are parties to transactions which the Israeli banks are asked to perform. In addition, broader-than-usual reporting obligations were applied to the banking corporations with regard to monetary transactions executed with banks operating in Palestinian Authority territories and their customers.

The aforesaid amendment to the Order stipulates various transitional periods, during which the banking corporations are supposed to perform the operational deployment necessary in order to comply with all directives of the amended Order.

Upon approval of the amendments to the aforesaid Order and receipt of the information regarding the Minister of Finance's intention to grant the bank and other banking corporations the aforesaid permits, the Board of Directors of the Bank, at its meeting on October 26, 2006, resolved that the Bank shall be allowed to continue to provide Palestinian banks and their customers with the services provided to them in the past, under the existing system of agreements.

Suitable notification was delivered to the relevant banks operating within Palestinian Authority territories.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer is required under the general framework of risk management in a banking corporation. The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations in the area of consumer protection directives and improvement of the infrastructures survey. Monitoring is done in conjunction with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation are monitored, as they pertain to consumer protection directives.

Main activities in January-September 2006:

In the area of training, planned visits were made to branches and Regional Managements in order to further the absorption and control of compliance with consumer protection directives. Compliance Officers in the branch network completed control processes on the following subjects related to consumer protection directives: confidentiality in banking, proper disclosure, and reports on dormant deposits.

A new kit was distributed for the use of branch Compliance Officers, aimed at promoting the absorption of consumer protection directives and improving control processes on subjects related to consumer protection directives.

The absorption of tutorials related to consumer protection directives continued, and a new tutorial on the subject of confidentiality in banking was distributed.

Seminars for branch and regional Compliance Officers on subjects related to consumer protection directives continued. Branch Compliance Officers also continue to receive training at the personal and regional level from regional Compliance Officers.

The computerization projects approved are proceeding on schedule. These projects will serve as support tools for control of compliance with consumer protection directives and for updates of the directives, at the Bank, at subsidiaries, and at auxiliary corporations in the Group.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981, as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "risk of a loss due to the inability to enforce an agreement by legal actions".

Legal risks handled by the bank as part of the plan formulated, as described below, include the following: risks resulting from legislation, regulations, rulings, and directives of government agencies; risks resulting from actions not backed by adequate agreements or taken without legal advice; and risks resulting from legal proceedings. It is the responsibility of the Head of Legal Risk to minimize and manage such risks.

In 2003, a legal risk plan was prepared at the Bank. The plan includes a document on policy and the interface between legal counsel and Bank units, and addresses legal risk management at the various units of the Bank. A separate policy document was prepared for subsidiaries in Israel and abroad, and each company was asked to prepare an individual risk management document appropriate to that company and its activity, based on the guidelines of the aforesaid policy document.

The plan emphasizes the following points:

- Identifying and handling areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, the plan delineates a general risk management policy which each subsidiary must adapt to its circumstances and operations; also required of these subsidiaries are mechanisms for reporting to the Head of Legal Risk.

Capital Market Activity

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:

The Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market in Israel (Legislative Amendments), 5765-2005 (hereafter: the "Law for Increasing Competition");

The Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005;

The Supervision of Financial Services (Provident Funds) Law, 5765-2005.

In addition, the Joint Investments Trust (Distribution Commissions) Regulations, 5766-2006, and the Supervision of Financial Services (Provident Funds) (Distribution Commissions) Regulations, 5766-2006, were published on February 26, 2006.

The legislation passed has wide-ranging implications for many and varied acts of legislation. The provisions of these three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, with reference to the position statements made by the various competent authorities and by the courts.

For further details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005.

The Capital Market

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; custodial services in securities; research and consulting services for customers on the capital market; management and operation of mutual funds; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specialize and engage in a specified field.

Among other things, the Bank operates through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the "Maof" Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

The average daily turnover of shares and convertible securities (including off-exchange transactions) totaled NIS 1,425 million in the first nine months of 2006, compared with NIS 957 million in the first nine months of 2005, an increase of approximately 48.9%. The average daily turnover of bonds totaled NIS 1,503 million in the first nine months of 2006, compared NIS 1,309 million in the same period last year, an increase of approximately 14.8%.

Mutual Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in mutual fund management companies within four years of the publication of the aforesaid law. (For details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005).

On March 31, 2006, the Bank completed the sale of the full mutual fund management rights of Poalim Mutual Funds Ltd. (PKN). (For further details regarding the sale, see Note 7 to the Condensed Financial Statements.)

On March 28, 2006, the sale of the mutual fund management rights of Yahav Massad Mutual Funds Ltd. was completed, in consideration for a total of NIS 56 million. Net profit from the sale totaled NIS 33 million.

On August 14, 2006, the sale of the mutual fund management rights of Otsarit - Mutual Fund Management Company Ltd. was completed, in consideration for a total of NIS 23 million. Net profit from the sale totaled NIS 14 million.

Following the sales described above, Lahak - Mutual Funds Management Ltd., who managed assets totaling NIS 12.3 billion on September 30, 2006, conducts the Bank Group's mutual fund management activity.

On October 26, 2006, Lahak signed an agreement with PKN Plus Mutual Funds Ltd., a company in the Prisma Group, for the sale of its mutual fund management rights. Upon completion of the transaction, the Bank is expected to record a net profit in the amount of approximately NIS 89 million.

For further details, see Note 13 to the Condensed Financial Statements.

Mutual Fund Distribution

The Bank has reached agreements with most of the mutual fund managers in Israel with regard to the levy of distribution fees for mutual fund units held through the Bank.

For details regarding the mutual funds distributed by the Bank Group, see the section "Development in Balance Sheet Items - Off Balance Sheet activity" above.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and account management services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

On September 30, 2006, the company managed portfolios at a monetary value of NIS 7.4 billion, compared with NIS 6.9 billion at the end of 2005.

Under the Law for Increased Competition and Reduced Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, Peilim will be required to stop providing investment portfolio management services to institutional investors (joint trust investment funds, provident funds, and insurers with investments credited to insured clients).

Provident, Advanced Study, Severance Pay, and Paid Sick Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years from the law's publication (for details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005).

The provident funds managed by the Bank Group include pension saving and severance pay funds, advanced study funds, and central funds for severance pay and paid sick leave. For details regarding the balances of the provident funds managed by the Bank Group, see the section "Development in Balance Sheet Items - Off Balance Sheet activity" above.

On October 26, 2006, Kovetz Provident Funds Management Company Ltd.,(hereinafter: "Kovetz") a wholly-owned subsidiary of the Bank, signed an agreement with Prisma the New Provident Funds Company Ltd., which is a company in the Prisma group, according to which, at the date of completion of the transaction, the provident fund management activity for the following funds will be sold: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, all rights and obligations of Kovetz in relation to the management of the aforesaid provident funds, and the right to receive the management fees of these funds. The balance of assets of the aforesaid funds totaled NIS 14 billion at the end of September 2006. The acquisition process has not yet been completed, and is contingent upon receipt of all approvals required by law.

Upon completion of the transaction, the Bank is expected to record a net profit in the amount of approximately NIS 267 million.

For further details, see Note 13 to the Condensed Financial Statements.

The value of assets of provident funds managed by the Bank Group, including funds managed by Kovetz, as mentioned above, totaled NIS 66 billion on September 30, 2006.

Provident funds of Bank Massad:

Bank Massad manages the provident fund Daphna, whose asset volume reached NIS 2.3 billion at the end of September 2006.

Provident funds of Bank Yahav for Government Employees Ltd.:

The value of the assets of the provident funds and the advanced study funds managed by Bank Yahav reached NIS 21.5 billion at the end of September 2006.

Pension Advising

According to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (hereafter: the "Pension Advising Law") and of the Banking (Licensing) Law, 5741-1981, as amended by the Law for Increased Competition and Reduced Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005 (hereafter, jointly, the "Legal Arrangement"), the Bank will be permitted to engage in pension advising in the future, under the terms stipulated in the Legal Arrangement.

The Bank is preparing for the time when it will be able to commence engaging in pension advising, as noted, in various activities. Among other things, the Bank has established a new division responsible for coordinating activity in the area of pension advising. The Bank is working to train pension advisors and prepare financial and other advisors for the role of pension advisor.

To date, about 220 advisors have been trained and have passed Finance Ministry examinations to receive a pension advisor's license and about 180 additional employees are in training courses in the Bank in order to obtain a pension advisors license. In addition, the Bank is adapting its procedures and systems, and working to formulate distribution agreements and set up computer infrastructures to provide service to customers, including systems to support pension advising and match suitable pension solutions to customers' unique characteristics.
As part of the aforesaid preparations, the Bank is acting to acquire the company Meitavit Ma'ayan Research and Development Ltd., which owns the rights to products and system developments of the necessary type, and has the expertise to prepare specifications for, write, and modify software solutions for pension advising.The Bank is taking action so that products and developments will be adapted to the Bank's systems and to the directives of the Legal Arrangement.

Services for Financial Asset Managers

During the third quarter of 2006, the Financial Asset Manager Services Division was established at the Bank, within the Client Asset Management Area. The Division will coordinate existing and future activities of operations and comptrolling for provident funds, mutual funds, and investment portfolio managers.
The creation of this division is part of the Bank's preparation for implementation of the new capital market reform legislation (the "Bachar legislation"), which amended the Banking (Licensing) Law, 5741-1981, within the Law for Increased Competition and Reduced Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005.
The new division centralizes the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above, under one roof, and offers them to all institutional entities that manage these assets: provident fund management companies, mutual fund management companies, and investment portfolio managers.
In the first nine months of 2006, several operational agreements were signed in the area of provident fund services, some incidental to the sale of such funds. In the area of mutual funds, an operational agreement was signed with the buyers of PKN.
In the Bank's opinion, even after the sale of the rights related to the management of PKN funds, as described in Note 7 to the Condensed Financial Statements as at September 30, 2006, and the agreement to sell the rights related to the management of Lahak funds and the rights to manage Kovetz provident funds, as described in Note 13 to the Condensed Financial Statements as at September 30, 2006, it is still possible that the implementation of the provisions of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse effect on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, as many uncertainties exist, with regard to the following matters, among others:
The timing and results of the Bank's divestment from the remainder of the assets from which it is required to divest under the provisions of the new legislation; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the volume of commissions which the Bank may collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell pension products.
The Bank Group's income from provident fund management fees totaled NIS 304 million in January-September 2006, compared with NIS 282 million in the same period last year, and NIS 368 million in the whole of 2005.

The Bank Group's income from mutual fund management fees totaled NIS 209 million in January-September 2006, compared with NIS 369 million in the same period last year, and NIS 499 million in the whole of 2005.

As of April 2006, the Bank collects distribution fees for mutual funds, which totaled the amount of NIS 57 million.

For details, see Note 3 to the Condensed Financial Statements and the Auditors' Review Report.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community", is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereafter: "Poalim for the Community"). Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

"Poalim for the Community" focuses on work with children and adolescents, with the aim of advancing the generation of the future, and its activity encompasses several diverse areas of activity and projects:

- "Poalim for the Community" Foundation - Contributes to a wide range of organizations that support the needy.
- "Read & Succeed" - In addition to the ongoing activities of "Poalim for the Community", the flagship community project "Read & Succeed" was launched in 2004, to encourage reading by children and adolescents and increase public awareness in this area. The project continued in 2005 and 2006.
- "Poalim Volunteers" - Extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships - Funding social activities through community-oriented sponsorships.
- Donations of computers and equipments - Each year the Bank donates computers and equipment to educational institutions, health care institutions, and various associations.
- Special projects for society and the community - On Jewish holidays and special occasions, "Poalim for the Community" participates in activities for society and the community.
- The "Violence - No Way" project - "Poalim for the Community" joins the fight against violence.
- A television campaign on the subject of the community - To encourage and promote charity and generosity.

- Support of residents in the conflict zones and IDF soldiers - Volunteer employees distributed "shelter kits" to conflict zone residents and "soldier kits" to IDF troops.
- Collaboration with the "Matan - Your Way to Give" Foundation - The Bank's employees and managers take an active part in activities through "Matan - Your Way to Give", which raises donations from employees for a variety of community projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in the first nine months of 2006 was expressed in a financial contribution of approximately NIS 39 million.

"Poalim for the Community" Foundation - Monetary donations to numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.
In the first nine months of 2006, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening weak populations, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.
The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.
Another important area in which "Poalim for the Community" is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.
The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" has taken on the aim of changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project continued in 2005 and 2006. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society. The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank has purchased tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project also includes a public informational campaign, in which the Bank invites the general public to bring children's books to its branches for donation to libraries. Other activities include meetings between students and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, conducted in collaboration with the Reshet television company, the Children's Channel, and other media, in which familiar figures that are popular among children and adolescents promote changes in reading habits. An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources, Logistics, and Purchasing Areas, the employees' union, the Head of Community Affairs, regional administrations of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in several areas of Israel are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health care institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.
In the first nine months of 2006, the Bank donated 1,900 computers.

"Poalim for Culture and Nature in Israel" - At Passover, "Poalim for the Community" decided on a special project in which all Israelis were invited to visit 37 sites and museums throughout Israel free of charge, during the holiday. This project was successfully launched in 2005, and the Bank decided to expand it in 2006.
Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim resolved to make it possible for parents and children throughout Israel to travel during the holiday and enjoy a variety of museums and sites all over the country, without the visits causing a heavy financial burden for the families.

"Violence - No Way" project - On June 15, 2006, "Poalim for the Community" launched a project aimed at fighting violence. "Poalim for the Community" supports and participates in extensive activity among adolescents, such as: explanatory and instructional activities at recreational sites; integration of Bank employee volunteers in police activity in recreational areas; operation of mobile units by professionals and Bank employees, aimed at identifying adolescents at risk and in distress, and referring them to professional support; operation of mediation centers for adolescents who have suffered or inflicted hurt; rehabilitation of adolescents involved in criminal activities; and more.These activities are carried out in collaboration and coordination with the Ministry of Public Security, the Israel Police, the Ministry of Education, the Center for Local Government, and heads of municipalities, as well as with regional and central radio stations throughout Israel.

In addition, a collaboration with the "Keshet" television network, through its "A Star is Born 4" program, produced a program with a high level of involvement and identification with this topic. The nationwide activities are accompanied by the slogan, "Violence - No Way".

Television campaign on the subject of the community - In March 2006, the Bank launched a television campaign showing activity for the benefit of the community, with the aim of encouraging and promoting more activities and volunteerism for Israeli society and communities. Within the campaign, Bank Hapoalim called the general public to contribute to the organizations "Haim" and "Etgarim", with a commitment that "Poalim for the Community" would match any amount contributed to these organizations during the campaign.

The campaign showed three of the dozens of projects in which "Poalim for the Community" is involved in the area of contribution to the community: the "Etgarim" organization, which works to enable disabled persons to participate in challenging sports activities; the "Haim" organization, which among other things enables children with cancer to take a flight over Israel and pilot the airplane themselves; and the "Cozy Corner" project, in which hundreds of sofa-beds were placed in dozens of children's wards at hospitals throughout Israel.

The slogan that closes the clips, "Acting wholeheartedly broadens the heart", describes the genuine sensation experienced by anyone involved in these projects, and connects to the Bank's slogan and philosophy that "Being first is a commitment". Being first is also a commitment to help others, a commitment to serve as a personal example, and a commitment to donate from the heart.

Support of conflict-zone residents and IDF soldiers - During the fighting in northern and southern Israel, Bank Hapoalim employees volunteered to distribute hundreds of "shelter kits" each day to residents in the north and south who were forced to remain in bomb shelters and protected areas. Each kit included a television, a DVD player, an electric fan, books and activity workbooks for children, sweets, and air conditioners for bomb shelters. Bank representatives also distributed care packages to soldiers.

In addition, the "Read & Succeed" project operated by "Poalim for the Community" to encourage reading among children and adolescents also mobilized to help residents of northern Israel. As part of the project, the Bank distributed tens of thousands of books to people staying in shelters, and a specially trained team held dozens of story hours in shelters in the conflict zones.

"Matan - Your Way to Give" (hereafter: "Matan") - Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.

Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.

"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Other Matters

The Israel Police conducted an investigation into the "Poalim for You" campaign initiated by the Bank in late 1993, including customers' complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999, between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.

The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.

During the police investigation, a former Member of the Board of Management and Head of Comptrolling was detained for questioning from November 5 to November 11, 2003, and resumed his full duties at the Bank on December 1, 2003. With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws.

In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

After the release of the Bank's annual financial statements for 2005, criticism was published in the media regarding the amount of the overall compensation paid to the Bank's senior executives, as reported in the financial statements.

In its meeting dated April 27, 2006, the Board of Directors of the Bank held a discussion of the compensation plan for the Bank's senior executives and determined that the principles instituted at the Bank from 1998 to the present were approved in a legal manner and served the best interest of the Bank and of all of its shareholders.

However, in view of the public sentiment on this matter, the Board of Directors resolved to establish a committee comprised of Board members, in which all external directors will also participate, to reexamine the compensation system. The Board of Directors emphasized that it is appropriate that the compensation policy for executives should continue to be based on achievements, excellence, and the attainment of business objectives, as has been the practice until now, for the good of the Bank and its shareholders. At the same meeting, Chairman of the Board Mr. S. Nehama, CEO of the Bank Mr. Z. Ziv, and Chairman of the Board of Isracard and of companies in the Poalim Capital Markets Group, Mr. D. Dankner, announced that notwithstanding their existing contracts, they agree that the committee may decide that in calculating bonuses, the Bank's profits should be taken into account excluding the substantial profits to be obtained from sales of assets imposed on the Bank as a result of the Bachar Reform (such as the sale of mutual funds, provident funds, and Bank Otsar Hahayal).

The Israel Securities Authority addressed a request to the Bank for details regarding the manner in which the compensation is determined. Later, the Bank was required to provide the Israel Securities Authority with a legal opinion regarding the question whether the Arison Group and Mr. D. Dankner had a personal interest in approving the salary of the Chairman of the Board of Directors of the Bank.

The Bank received a legal opinion produced jointly by the legal firms Gornitsky & Partners and Caspi & Partners, which determined that neither the Arison Group nor Mr. Dankner had a personal interest in approving the salary and compensation of the Chairman of the Board of Directors and that the approval of the salary and compensation of the Chairman of the Board of Directors by the general assembly of shareholders was performed in a lawful manner.

The Bank was contacted by two legal firms, on behalf of their clients that are shareholders in the Bank, stating that they intended to submit a request to the court to approve the filing of derived claims on behalf of the Bank, against members of the Board of Directors of the Bank, in regard to the approval of the terms of salary and compensation for senior officers of the Bank, and against some of those officers, all in order to cause them to repay to the Bank the amount which, in the opinion of these attorneys, should not have been approved and paid.

The Bank rejected the demand to file its own claim against members of the Board of Directors and against senior officers of the Bank, as in the opinion of the members of the Board of Directors who discussed the demand; all decisions on this matter were made in a lawful manner.

Subsequently, in July 2006, one of these legal firms, on behalf of their client, Mr. Shalom Vashdi, filed a request with the court to approve the filing of a derived claim on this matter on behalf of the Bank, against the Chairman of the Board of Directors, claiming that he should repay the entire salary he received from the Bank in the last seven years, and against members of the Board of Directors of the Bank, claiming that they should pay the Bank the amount of about NIS 42 million, which is the amount that, according to the originator of the request, should not have been paid to senior officers of the Bank. (Hereinafter: the "Derived Petition"),

Further to discussions held with the Israel Securities Authority, and further to discussions held with the representatives of the petitioner in the derived petition on October 4, 2006, an agreement was reached regarding a settlement between the Bank and officers of the Bank and the petitioner in the Derived Petition (hereafter: the "Settlement Agreement").

Under the Settlement Agreement, due to the public aspect of the case only, Mr. Nehama, Chairman of the Board of Directors of the Bank, and Mr. Ziv, CEO of the Bank, will each pay the Bank the amount of approximately NIS 13 million. These amounts constitute the full amount of the difference between the bonuses paid to Messrs. Nehama and Ziv by the Bank for the year 2004 and the bonuses paid to them for the year 2005. Payment of these amounts will be executed, as stipulated in the Settlement Agreement, among other things, out of the amounts to which Messrs. Nehama and Ziv will be entitled for the years 2006-2008, in CPI-linked values.

The Settlement Agreement further stipulates that Messrs. Nehama and Ziv relinquish, from 2006 forward, the bonuses to which they would be entitled for profits from the sale of provident funds and/or pension funds and mutual funds owned by the Bank, the sale of which is imposed upon the Bank by law; and for profits resulting from the sale of the Bank's shares in Bank Otsar Hahayal Ltd. (the "Forced Sales").

The Settlement Agreement notes that the aforesaid amounts will be repaid to the Bank by Messrs. Nehama and Ziv due to the public aspect of the case, despite the fact that the Bank, the members of the Board of Directors of the Bank, and their legal advisors have determined that the full payment of the bonuses was approved in a legal manner, and that Messrs. Nehama and Ziv were lawfully entitled to receive the full amounts paid to them as bonuses, in recognition of their accomplishments and the Bank's achievements during 2005, as was also stipulated in the Settlement Agreement.

The Settlement Agreement further states that due to the public aspect of the case, the Bank is considering the formulation of an updated option plan and/or compensation plan, to apply from 2006 forward, for Messrs. Nehama and Ziv, as well as for officers and other senior employees of the Bank, and its subsidiaries, all of them or in part.

The Settlement Agreement also stipulates that although Mr. Dankner did not join the Settlement Agreement, due among other causes to the fact that his compensation and bonus were approved by one-third of the assembly, and in light of the opinion of his legal advisors, Mr. Dankner was granted the right to join the Settlement Agreement, in writing, until March 1, 2007, and to pay the Bank the amount of NIS 7.5 million, in the same format in which Messrs. Nehama and Ziv are repaying funds to the Bank.

The validity of the Settlement Agreement is contingent, among other things, upon its approval by the authorized organs of the Bank, and upon its approval by the Court in a final and conclusive ruling, with approval of the Derived Petition as a derived claim.

On February 20, 2006, Board of Directors member Mr. Israel Makov announced his resignation from the Bank's Board of Directors, effective that day.

An extraordinary general assembly of the Bank's shareholders convened on March 8, 2006. The assembly resolved, inter alia, to approve the election of Ms. Nira Dror as an external director (in accordance with the Companies Law, 5749-1999), and of Ms. Pnina Dvorin as a director of the Bank, and to ratify the change in the period of the insurance policy for liability of directors and officers, including that of Mr. D. Dankner, who is a director and a controlling shareholder of the Bank. The assembly also resolved to approve an amendment and an elucidation to the Bank's articles.

On May 11, 2006, Mr. Imri Tov resigned from the Bank's Board of Directors, at the end of a term of six years at the Bank.

On July 27, 2006, the Bank's Board of Directors approved the appointment of Prof. Amir Barnea as an external director of the Bank (under Proper Conduct of Banking Business Directive 301 of the Bank of Israel).

On July 31, 2006, Prof. Gideon Chitayat resigned from the Bank's Board of Directors, at the end of a term of six years at the Bank.

On April 27, 2006, the Bank's Board of Directors approved the following appointments and changes to the Bank's Board of Management:

- Mr. Yacov Rozen, who serves as a Member of the Board of Management, was appointed to the position of Head of Finance (CFO) and Information Systems, effective May 1, 2006.
- Mr. Barry Ben-Zeev was appointed to the position of Member of the Board of Management and Head of Client Asset Management, effective May 1, 2006.
- Mr. Alberto Garfunkel was appointed to the position of Member of the Board of Management and Head of International Activity, effective August 14, 2006.
- Mr. Mario Shushan was appointed to the position of Member of the Board of Management and Global Treasurer, effective May 1, 2006.
- Mr. Doron Klausner was appointed to the position of Member of the Board of Management and Head of the Strategic Management Center, effective May 1, 2006.
- Mr. Ofer Levy was appointed to the position of Member of the Board of Management and Chief Accountant of the Bank, effective May 1, 2006.

- Ms. Hannah Pri-Zan, who served as a Member of the Board of Management and Head of Banking Subsidiaries, was promoted to the rank of Senior Deputy Managing Director, effective May 1, 2006.
- Mr. Abraham Harel, who served as a Member of the Board of Management and Head of Finance and Information Systems, resigned from this position on April 30, 2006.
- Mr. Isaac Behar, who served as a Member of the Board of Management and Head of Comptrolling, resigned from this position on April 30, 2006.

On June 29, 2006, the Bank's Board of Directors approved the appointment of Member of the Board of Management Ms. Hannah Pri-Zan to the position of Head of Risk Management, replacing Mr. Yosef Yarom, who resigned from the Board of Management of the Bank, all effective August 14, 2006.

Further to the information reported in the section on the Bank Group's activity and the business developments in the financial statements as at December 31, 2005, regarding investments in the Bank's share capital, note that:

A. As part of a private allocation plan of option notes without proceeds, senior executives were allocated non-tradable option notes exercisable into ordinary shares of the Bank. The balance of option notes near the date of publication of the annual financial statements for 2005 totaled 183,332 option notes. In May and September 2006, all of the option notes were exercised into shares, in consideration for a total of NIS 1,272,000.
The issued and paid-up capital of the Bank near the date of publication of the financial statements is NIS 1,260,717,500, divided into 1,260,717,500 ordinary shares of par value NIS 1 each.
B. On April 23, 2006, Israel Salt Industries Ltd. sold 9,900,000 shares directly, and sold 2,710,940 shares indirectly through its subsidiary Salt Industries Equity Holdings (1988) Ltd., together constituting approximately 1% of the share capital of the Bank, in consideration for NIS 23.27 per share, or a total consideration of NIS 294 million. Near the date of publication of the financial statements, the Arison-Dankner Group holds approximately 28.0% of the Bank's capital.
C. On September 21, 2006, a contract was signed between Arison Holdings (1998) Ltd. (hereafter: the "Buyer") and Madlen LLC, BH Israel LLC, and BH Investment Associates LLC (hereafter: the "Sellers"), whereby:
The Sellers committed to sell the Buyer shares of the Bank that they own, in the amounts, breakdown, and consideration listed below, all subject to the right of the Bank's shareholders who are a party to the shareholders' agreement dated August 1997 to purchase a relative part of the shares sold:

1. Madlen LLC - 25,418,933 shares, in consideration for USD 106,174,883.
2. BH Israel LLC - 7,401,395 shares, in consideration for USD 30,915,627.
3. BH Investment Associates LLC - 7,401,395 shares, in consideration for USD 30,915,627.

It was further agreed between the parties to the sale contract to reclassify some of their shares of the Bank, for the purposes of the permit under which the parties hold the controlling interest shares of the Bank (the "Permit"), such that 14,802,790 shares held by BH Israel LLC and 14,802,790 shares held by BH Investment Associates LLC will be reclassified as shares that are free and released from the directives of the Permit, while 29,605,580 shares held by the buyer are reclassified as shares subject to the directives of the Permit.

The sale contract is subject to all legal requirements and to a series of conditions, including the receipt of various regulatory approvals, which include approval by the Governor of the Bank of Israel.

The Bank has been informed that Israel Salt Industries Ltd. notified the parties to the contract described above that according to the contract between the parties and the controlling interest of the Bank, it is entitled to purchase from the Sellers all shares sold to Arison Holdings (1998) Ltd. under the contract dated September 21, 2006. Due to the fact that the parties to the aforesaid contract contest Israel Salt Industries Ltd.'s position, the latter has demanded an arbitration process to settle the disagreement, in accordance with the existing contract between the parties and the controlling interest of the Bank.

D. During September and October 2006, some of the members of the controlling shareholders' group, detailed in the table below, borrowed shares of the Bank and sold them on the same day, so that according to notification received from them, at the end of each day there was no change in the volume of the sellers' holdings in shares of the Bank.

The following table summarizes the data on the shares borrowed and sold:

Date borrowed	Borrowing company	Par value of borrowed shares	Weighted sale price (in points)	Consideration (NIS millions)
Sept. 26, 2006	BH Investment	7,802,790	1,980	154
Sept. 27, 2006	BH Investment	7,000,000	1,970	138
Oct. 4, 2006	BH Israel LLC	3,000,000	2,034	61
Oct. 5, 2006	BH Israel LLC	1,000,000	2,071	21
Oct. 16, 2006	BH Israel LLC	4,000,000	2,080	83
Oct. 29, 2006	BH Israel LLC	1,000,000	2,138	21
Oct. 31, 2006	BH Israel LLC	418,785	2,139	9
Nov. 1, 2006	BH Israel LLC	130,000	2,132	3
Nov. 6, 2006	BH Israel LLC	1,675,840	2,149	36
Nov. 7, 2006	BH Israel LLC	1,000,000	2,154	22
Nov. 8, 2006	BH Israel LLC	22,000	2,131	0.5
Nov. 9, 2006	BH Israel LLC	978,000	2,151	21
Nov. 12, 2006	BH Israel LLC	802,790	2,139	17

On May 24, 2006, the Bank's Board of Directors declared a dividend of about NIS 618 million, representing 49% of the issued share capital of the Bank, or 49 agorot per NIS 1 par value share. The dividend was paid on June 20, 2006.

On August 16, 2006, the Bank's Board of Directors declared a dividend of about NIS 340 million, representing 27% of the issued share capital of the Bank, or 27 agorot per share. The dividend was paid on September 14, 2006.

On November 20, 2006, the Bank's Board of Directors declared a dividend of about NIS 353 million, representing 28% of the issued share capital of the Bank, or 28 agorot per NIS 1 par value share.

The Board of Directors further resolved to declare November 29, 2006, as the date of record, November 30, 2006, as the ex-date, and December 14, 2006, as the date of payment.

In early April, following the receipt of approvals from the SEC (Securities Exchange Commission) in the United States, the Bank started implementation of a Level I ADR program in which American Depository Receipt (ADR) securities are issued, through the Bank of New York, which represent shares of the Bank and are traded over the counter in the United States.
ADR securities are convertible into the shares of the Bank which they represent, and vice versa - holders of Bank shares may convert them into ADRs representing shares of the Bank, all under the terms of the program.
The Level I Program enables American investors, including institutional investors, to invest in the Bank's share capital through the purchase of ADRs. Each ADR unit represents 5 ordinary shares of the Bank traded on the Tel Aviv Stock Exchange.

On May 11, 2006, Maalot - The Israel Securities Rating Company Ltd. raised Bank Hapoalim's rating to AAA, from AA+.
On May 10, 2006, Moody's Investors Service announced that it had upgraded Israel's rating outlook from Stable to Positive.

The Board of Directors of the Bank held 27 meetings during the period of January-September 2006. The various Board of Directors committees held 113 meetings during the period of January-September 2006.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, it has been determined that starting with the interim financial statements dated June 30, 2005, the Chief Executive Officer and the Chief Accountant of the Bank will each separately sign a declaration regarding "Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act", enacted in the United States (hereafter: the "Disclosure Declaration").
The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. The "controls and procedures regarding disclosure" are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.
At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of the "Effectiveness of Internal Control over Financial Reporting" established in Section 404, which include, among other things, the planning of a process aimed at providing a reasonable degree of confidence with regard to the evaluation of policy and procedures concerning the accuracy of records, completeness of records, correct authorizations in recording receipts and payments, and prevention and identification of unauthorized actions which may have a material impact on the Bank's financial reporting.

In December 2005, the Supervisor of Banks issued a circular regarding this matter, according to which banking corporations must prepare to include in their financial statements, starting in the financial statements for December 31, 2008, a declaration regarding the responsibility of management for the establishment and maintenance of an adequate system and procedures of internal control over financial reporting, and a year-end assessment of the effectiveness of the system and procedures of internal control over financial reporting. Concurrently, external auditors of banking corporations will be required to produce an opinion of the evaluation performed by the management of the banking corporation; in preparing the opinion, the auditors will be required to apply the relevant standards to be adopted or published by the PCAOB (Public Company Accounting Oversight Board), all in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at September 30, 2006. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the period of January-September, ended September 30, 2006, there was no change in the Bank's internal control over financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Shlomo Nehama	**Zvi Ziv**
Chairman of the Board of Directors	Chief Executive Officer

Tel-Aviv, November 20, 2006.

Principal Data of the Bank Hapoalim Group

Reported amounts
(in millions of NIS)

	For the 3 months ending on September 30		Change	For the 9 months ending on September 30		Change
	2006	2005		**2006**	2005	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**2,013**	1,999	0.7%	**5,956**	5,632	5.8%
Provision for doubtful debts	**273**	222	23.0%	**811**	1,016	(20.2%)
Operating and other income	**1,162**	1,227	(5.3%)	**3,744**	3,412	9.7%
Operating and other expenses	**1,877**	1,771	6.0%	**5,610**	5,176	8.4%
Operating profit before taxes	**1,025**	1,233	(16.9%)	**3,279**	2,852	15.0%
Operating profit after taxes	**560**	696	(19.5%)	**1,827**	1,661	10.0%
Net profit from extraordinary transactions, after taxes	**192**	41	368.3%	**751**	593	26.6%
Net profit	**768**	752	2.1%	**2,610**	2,274	14.8%

				Change compared with	
	30.9.2006	30.9.2005	31.12.2005	30.9.2005	31.12.2005
Balance Sheet - Principal Items					
Total balance sheet	**273,098**	260,462	273,307	4.9%	(0.1%)
Credit to the public	**180,034**	180,101	185,133	(0.0%)	(2.8%)
Securities	**43,348**	31,843	33,813	36.1%	28.2%
Deposits from the public	**216,872**	202,790	213,892	6.9%	1.4%
Debentures and subordinated notes	**19,226**	20,681	21,361	(7.0%)	(10.0%)
Shareholders' equity	**17,742**	16,436	16,237	8.0%	9.3%

	30.9.2006	30.9.2005	31.12.2005
Principal financial ratios			
Shareholders' equity to total assets	**6.5%**	6.3%	5.9%
Tier 1 capital to risk-weighted assets	**7.4%**	7.4%	7.0%
Capital to risk-weighted assets	**10.62%**	10.95%	10.62%
Credit to the public to total assets	**65.9%**	69.1%	67.7%
Deposits from the public to total assets	**79.4%**	77.9%	78.3%
Operating income to operating expenses	**66.7%**	65.9%	65.4%
Operating expenses to total income	**57.8%**	57.2%	57.6%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.4%**	0.4%	0.4%
Rate of provision for taxes	**44.3%**	41.8%	41.8%
Return of operating profit on equity, net[(a)]	**15.5%**	15.0%	15.2%
Return of net profit on equity[(a)]	**22.0%**	20.5%	19.0%
Return of net profit on total assets[(a)]	**1.3%**	1.2%	1.1%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

Reported amounts

	For the three months period ended September 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets(5)(6)	**94,482**	**1,733**	**7.54**		87,453	1,232	5.76	
Effect of derivatives(4)								
Embedded derivatives and ALM	**26,592**	**462**			17,493	323		
Total assets	**121,074**	**2,195**		**7.45**	104,946	1,555		6.06
Liabilities(6)	**(94,103)**	**(894)**	**(3.85)**		(87,372)	(568)	(2.63)	
Effect of derivatives(4)								
Embedded derivatives and ALM	**(16,145)**	**(267)**			(13,193)	(167)		
Total liabilities	**(110,248)**	**(1,161)**		**(4.28)**	(100,565)	(735)		(2.96)
Interest spread			**3.69**	**3.17**			3.13	3.10
Israeli currency - Linked to the CPI								
Assets(5)(6)	**59,370**	**877**	**6.04**		58,767	1,556	11.02	
Effect of derivatives(4)								
Embedded derivatives and ALM	**1,642**	**21**			1,723	33		
Total assets	**61,012**	**898**		**6.02**	60,490	1,589		10.93
Liabilities(6)	**(46,388)**	**(587)**	**(5.16)**		(47,693)	(1,122)	(9.75)	
Effect of derivatives(4)								
Embedded derivatives and ALM	**(9,679)**	**(111)**			(2,926)	(113)		
Total liabilities	**(56,067)**	**(698)**		**(5.07)**	(50,619)	(1,235)		(10.12)
Interest spread			**0.88**	**0.95**			1.27	0.81

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (58) million (September 30, 2005: NIS (104) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (13) million (September 30, 2005: NIS 47 million) in the foreign currency segment (including Israeli currency, linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended September 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Assets(5)(6)	**114,141**	**(2,129)**	**(7.25)**		102,470	1,219	4.84	
Effect of derivatives(4)								
Hedging derivatives	**37,644**	**634**			21,820	34		
Embedded derivatives and ALM	**118,121**	**(699)**			93,255	2,213		
Total assets	**269,906**	**(2,194)**		**(3.21)**	217,545	3,466		6.53
Liabilities(6)	**(110,783)**	**2,029**	**7.13**		(96,467)	(684)	(2.87)	
Effect of derivatives(4)								
Hedging derivatives	**(38,129)**	**(420)**			(21,741)	(145)		
Embedded derivatives and ALM	**(120,471)**	**1,004**			(95,141)	(2,162)		
Total liabilities	**(269,383)**	**2,613**		**3.82**	(213,349)	(2,991)		(5.73)
Interest spread			**(0.12)**	**0.61**			1.97	0.80

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (58) million (September 30, 2005: NIS (104) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (13) million (September 30, 2005: NIS 47 million) in the foreign currency segment (including Israeli currency, linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended September 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income(5)(6)	**267,993**	**481**	**0.72**		248,690	4,007	6.60	
Effect of derivatives(4)								
Hedging derivatives	**37,644**	**634**			21,820	34		
Embedded derivatives and ALM	**146,355**	**(216)**			112,471	2,569		
Total assets	**451,992**	**899**		**0.80**	382,981	6,610		7.08
Monetary liabilities generating financing expenses(6)	**(251,274)**	**548**	**0.87**		(231,532)	(2,374)	(4.16)	
Effect of derivatives(4)								
Hedging derivatives	**(38,129)**	**(420)**			(21,741)	(145)		
Embedded derivatives and ALM	**(146,295)**	**626**			(111,260)	(2,442)		
Total liabilities	**(435,698)**	**754**		**0.69**	(364,533)	(4,961)		(5.56)
Interest spread			**1.59**	**1.49**			2.44	1.52

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (58) million (September 30, 2005: NIS (104) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (13) million (September 30, 2005: NIS 47 million) in the foreign currency segment (including Israeli currency, linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

Reported amounts (in millions of NIS)

	For the three months period ended September 30			
	2006		2005	
	Average balance(1)	Financing income (expenses)	Average balance(1)	Financing income (expenses)
In respect of options		**60**		9
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)(2)		**28**		52
Commissions from financing transactions and other financing income(5)		**280**		306
Other financing expenses		**(8)**		(17)
Profit from financing activities before provision for doubtful debts		**2,013**		1,999
Provision for doubtful debts (including general and supplementary provision)		**(273)**		(222)
Profit from financing activities after provision for doubtful debts		**1,740**		1,777
Total				
Financial assets that generated financing income(3)(4)	**267,993**		248,690	
Assets deriving from derivative instruments(6)	**6,461**		4,495	
Other financial assets	**1,465**		546	
General provision and supplementary provision for doubtful debts	**(1,236)**		(1,296)	
Total financial assets	**274,683**		252,435	
Total				
Financial liabilities that generated financing expenses(4)	**(251,274)**		(231,532)	
Liabilities deriving from derivative instruments(6)	**(6,844)**		(4,990)	
Other financial liabilities	**(4,247)**		(2,948)	
Total financial liabilities	**(262,365)**		(239,470)	
Total excess of assets over financial liabilities	**12,318**		12,965	
Non-monetary assets	**6,070**		4,721	
Non-monetary liabilities	**(558)**		(811)	
Total capital resources	**(17,830)**		(16,875)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (58) million (September 30, 2005: NIS (104) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (13) million (September 30, 2005: NIS 47 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended September 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income(5)(6)	**25,858**	**372**	**5.88**		22,529	248	4.48	
Effect of derivatives(4)								
Hedging derivatives	**8,576**	**149**			4,846	15		
Embedded derivatives and ALM	**26,356**	**243**			20,334	501		
Total assets	**60,790**	**764**		**5.12**	47,709	764		6.56
Monetary liabilities in foreign currency generating financing expenses(6)	**(25,262)**	**(358)**	**(5.79)**		(21,287)	*(175)	*(3.33)	
Effect of derivatives(4)								
Hedging derivatives	**(8,679)**	**(98)**			(4,832)	(40)		
Embedded derivatives and ALM	**(27,218)**	**(211)**			(20,672)	(383)		
Total liabilities	**(61,159)**	**(667)**		**(4.43)**	(46,791)	*(598)		*(5.21)
Interest spread			**0.09**	**0.69**			*1.15	*1.35

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (58) million (September 30, 2005: NIS (104) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (13) million (September 30, 2005: NIS 47 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the nine months period ended September 30							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**93,834**	**4,914**	**7.04**		84,799	3,646	5.77	
Effect of derivatives[4]								
Embedded derivatives and ALM	**24,148**	**962**			18,015	1,150		
Total assets	**117,982**	**5,876**		**6.70**	102,814	4,796		6.27
Liabilities[6]	**(93,293)**	**(2,490)**	**(3.57)**		(86,974)	(1,691)	(2.60)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(15,799)**	**(574)**			(12,477)	(777)		
Total liabilities	**(109,092)**	**(3,064)**		**(3.76)**	(99,451)	(2,468)		(3.32)
Interest spread			**3.47**	**2.94**			3.17	2.95
Israeli currency - Linked to the CPI								
Assets[5][6]	**59,720**	**3,200**	**7.21**		57,711	3,362	7.84	
Effect of derivatives[4]								
Embedded derivatives and ALM	**1,588**	**74**			1,159	57		
Total assets	**61,308**	**3,274**		**7.18**	58,870	3,419		7.82
Liabilities[6]	**(47,080)**	**(2,189)**	**(6.25)**		(46,703)	(2,353)	(6.77)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(7,213)**	**(282)**			(2,436)	(161)		
Total liabilities	**54,293**	**(2,471)**		**(6.11)**	(49,139)	(2,514)		(6.88)
Interest spread			**0.96**	**1.07**			1.07	0.94

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (70) million (September 30, 2005: NIS (110) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (55) million (September 30, 2005: NIS 17 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the nine months period ended September 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Assets(5)(6)	**114,175**	**(1,566)**	**(1.82)**		104,912	6,035	7.74	
Effect of derivatives(4)								
Hedging derivatives	**32,254**	**1,002**			18,068	655		
Embedded derivatives and ALM	**125,663**	**2,655**			76,669	5,024		
Total assets	**272,092**	**2,091**		**1.03**	199,649	11,714		7.90
Liabilities(6)	**(110,763)**	**2,457**	**2.95**		(98,085)	(4,588)	(6.28)	
Effect of derivatives(4)								
Hedging derivatives	**(32,631)**	**(1,043)**			(17,957)	(619)		
Embedded derivatives and ALM	**(128,827)**	**(2,252)**			(81,009)	(4,924)		
Total liabilities	**(272,221)**	**(838)**		**(0.41)**	(197,051)	(10,131)		(6.91)
Interest spread			**1.13**	**0.62**			1.46	0.99

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (70) million (September 30, 2005: NIS (110) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (55) million (September 30, 2005: NIS 17 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the nine months period ended September 30							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income[5][6]	**267,729**	**6,548**	**3.27**		247,422	13,043	7.09	
Effect of derivatives[4]								
Hedging derivatives	**32,254**	**1,002**			18,068	655		
Embedded derivatives and ALM	**151,399**	**3,691**			95,843	6,231		
Total assets	**451,382**	**11,241**		**3.33**	361,333	19,929		7.42
Monetary liabilities generating financing expenses[6]	**(251,136)**	**(2,222)**	**(1.18)**		(231,762)	(8,632)	(5.00)	
Effect of derivatives[4]								
Hedging derivatives	**(32,631)**	**(1,043)**			(17,957)	(619)		
Embedded derivatives and ALM	**(151,839)**	**(3,108)**			(95,922)	(5,862)		
Total liabilities	**(435,606)**	**(6,373)**		**(1.96)**	(345,641)	(15,113)		(5.87)
Interest spread			**2.09**	**1.37**			2.09	1.55

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (70) million (September 30, 2005: NIS (110) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (55) million (September 30, 2005: NIS 17 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

Reported amounts
(in millions of NIS)

	For the nine months period ended September 30			
	2006		2005	
	Average balance(1)	Financing income (expenses)	Average balance(1)	Financing income (expenses)
In respect of options		**155**		(64)
In respect of other derivative instruments (not including options,				
hedging derivatives, ALM derivatives and embedded derivatives				
that have been detached)(2)		**83**		108
Commissions from financing transactions and other financing income(5)		**858**		820
Other financing expenses		**(8)**		(48)
Profit from financing activities before provision for doubtful debts		**5,956**		5,632
Provision for doubtful debts (including general and supplementary provision)		**(811)**		(1,016)
Profit from financing activities after provision for doubtful debts		**5,145**		4,616
Total				
Financial assets that generated financing income(3)(4)	**267,729**		247,422	
Assets deriving from derivative instruments(6)	**6,263**		4,015	
Other financial assets	**1,747**		1,416	
General provision and supplementary provision for doubtful debts	**(1,192)**		(1,220)	
Total financial assets	**274,547**		251,633	
Total				
Financial liabilities that generated financing expenses(4)	**(251,136)**		(231,762)	
Liabilities deriving from derivative instruments(6)	**(6,752)**		(4,560)	
Other financial liabilities	**(4,539)**		(2,882)	
Total financial liabilities	**(262,427)**		(239,204)	
Total excess of assets over financial liabilities	**12,120**		12,429	
Non-monetary assets	**6,179**		5,080	
Non-monetary liabilities	**(810)**		(903)	
Total capital resources	**(17,489)**		(16,606)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (70) million (September 30, 2005: NIS (110) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (55) million (September 30, 2005: NIS 17 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Management Review - Rates of Income and Expense - Consolidated (continued)

For the nine months period ended September 30

	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income[5][6]	**25,160**	**1,258**	**6.72**		23,719	234	1.32	
Effect of derivatives[4]								
Hedging derivatives	**7,166**	**226**			4,000	151		
Embedded derivatives and ALM	**27,186**	**1,421**			17,088	737		
Total assets	**59,512**	**2,905**		**6.56**	44,807	1,122		3.35
Monetary liabilities in foreign currency generating financing expenses[6]	**(24,544)**	**(957)**	**(5.23)**		(22,229)	(13)	(0.08)	
Effect of derivatives[4]								
Hedging derivatives	**(7,247)**	**(232)**			(3,976)	(143)		
Embedded derivatives and ALM	**(28,068)**	**(1,154)**			(18,060)	(580)		
Total liabilities	**(59,859)**	**(2,343)**		**(5.25)**	(44,265)	(736)		(2.22)
Interest spread			**1.49**	**1.31**			1.24	1.13

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2006 NIS (70) million (September 30, 2005: NIS (110) million) in the unlinked segment, NIS (4) million (September 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (55) million (September 30, 2005: NIS 17 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended September 30, 2006 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, November 20, 2006.

Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended September 30, 2006 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, November 20, 2006.

Somekh Chaikin

ZIV HAFT

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months periods ended September 30, 2006

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at September 30, 2006, statements of profit and loss and statements of changes in shareholders' equity for the three and nine months periods then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to the following notes to the condensed consolidated interim financial statements:

a. Note 2 (1), regarding the adjustment via restatement of the data for previous periods, following the start of implementation of Accounting Standard no. 24, "Share-based payment".

b. Note 3, regarding Capital Market Reform. The aforesaid note states, inter alia, that even, after the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the Provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty as detailed in this note.

c. Note 4(A) regarding exposure to class action claim filed against the Bank.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, November 20, 2006

Condensed Consolidated Balance Sheet
as at September 30, 2006

Reported amounts
(in millions of NIS)

December 31		September 30	
2005		**2006**	2005
Audited		Unaudited	
	Assets		
41,062	Cash on hand and deposits with banks	**36,261**	36,128
33,813	Securities	**43,348**	*31,843
185,133	Credit to the public	**180,034**	*180,101
1,193	Credit to governments	**794**	1,339
662	Investments in equity basis investees	**769**	628
3,729	Buildings and equipment	**3,650**	3,590
**7,715	Other assets	**8,242**	**6,833
**273,307	Total assets	**273,098**	**260,462
	Liabilities and Shareholders' Equity		
213,892	Deposits from the public	**216,872**	202,790
6,424	Deposits from banks	**4,924**	6,310
3,363	Deposits from the Government	**2,815**	3,137
21,361	Debentures and subordinated notes	**19,226**	20,681
**11,483	Other liabilities	**11,136**	**10,553
**256,523	Total liabilities	**254,973**	**243,471
547	Minority interests	**383**	555
**16,237	Shareholders' equity	**17,742**	**16,436
**273,307	Total liabilities and shareholders' equity	**273,098**	**260,462

* Reclassified.
** Restated - see note 2.

The accompanying notes are an integral part of the condensed financial statements.

Shlomo Nehama	**Zvi Ziv**	**Ofer Levy**
Chairman of the Board of Directors	President & Chief Executive Officer	Senior Deputy Managing Director Chief Accountant

Tel Aviv, November 20, 2006

Condensed Consolidated Statement of Profit and Loss
for the Periods Ended September 30, 2006

Reported amounts
(in millions of NIS)

Year ended December 31 2005 Audited		Three months ended September 30 2006 Unaudited	Three months ended September 30 2005 Unaudited	Nine months ended September 30 2006 Unaudited	Nine months ended September 30 2005 Unaudited
	Profit from financing activities before				
7,609	provision for doubtful debts	**2,013**	1,999	**5,956**	5,632
1,268	Provision for doubtful debts	**273**	222	**811**	1,016
	Profit from financing activities after				
6,341	provision for doubtful debts	**1,740**	1,777	**5,145**	4,616
	Operating and other income				
*3,548	Operating commissions	**944**	*926	**2,922**	*2,618
72	Profits from investments in shares, net	**17**	20	**180**	50
*980	Other income	**201**	*281	**642**	*744
*4,600	Total operating and other income	**1,162**	*1,227	**3,744**	*3,412
	Operating and other expenses				
**,*4,122	Salaries and related expenses	**1,123**	**,*1,053	**3,297**	**,*3,049
	Maintenance and depreciation of buildings				
1,185	and equipment	**321**	299	**948**	877
*1,729	Other expenses	**433**	*419	**1,365**	*1,250
**7,036	Total operating and other expenses	**1,877**	**1,771	**5,610**	**5,176
**3,905	Operating profit before taxes	**1,025**	**1,233	**3,279**	**2,852
**1,634	Provision for taxes on operating profit	**465**	**537	**1,452**	**1,191
**2,271	Operating profit after taxes	**560**	**696	**1,827**	**1,661
	The share in net, after-tax operating profits				
106	of equity basis investees	**31**	32	**81**	84
	Minority interests, net in after-tax				
(79)	operating profits of subsidiary companies	**(15)**	(17)	**(49)**	(64)
**2,298	Net operating profit	**576**	**711	**1,859**	**1,681
	Net profit from extraordinary transactions,				
590	after taxes	**192**	41	**751**	593
**2,888	Net profit	**768**	**752	**2,610**	**2,274
	Net profit per share (in NIS):				
**1.83	Net operating profit	**0.46**	**0.57	**1.47**	**1.34
**0.47	Profit from extraordinary transactions	**0.15**	**0.03	**0.60**	**0.47
**2.30	Profit per share	**0.61**	**0.60	**2.07**	**1.81

* Reclassified.
** Restated - see note 2.

The accompanying notes are an integral part of the condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2006

Reported amounts (in millions of NIS)

	Three months ended September 30					
	2006			2005		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**
	Unaudited					
Balance as at the beginning of the period	**7,321**	**340**	**9,605**	7,262	390	*8,298
Net profit			**768**			*752
Exercise of share options				5		
Adjustments in respect of presentation of securities available for sale at fair value			**180**			189
Related tax effect			**(71)**			(76)
Paid dividend		**(340)**			(390)	-
Dividend that was declared after the balance sheet date		**353**	**(353)**		390	(390)
Benefit inherent in the allotment of share options to employees	**9**			6		
Net losses from cash flows hedging			**(118)**			
Related tax effect			**48**			
Balance as at the end of the period	**7,330**	**353**	*****10,059**	7,273	390	*8,773

* Restated - see note 2.

** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 215 million (September 30, 2005 - NIS 331 million, December 31, 2005 - NIS 264 million).

*** Including NIS 2,776 million that cannot be distributed as dividend.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2006 (continued)

Reported amounts
(in millions of NIS)

	Nine months ended September 30					
	2006			2005		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**
	Unaudited					
Balance as at the beginning of the period	**7,281**	**139**	**8,817**	7,225	339	*7,581
Net profit			**2,610**			*2,274
Exercise of share options	**21**			33		
Adjustments in respect of presentation of securities available for sale at fair value			**(89)**			384
Related tax effect			**40**			(159)
Paid dividend		**(139)**	**(958)**		(339)	(918)
Dividend that was declared after the balance sheet date		**353**	**(353)**		390	(390)
Benefit inherent in the allotment of share options to employees	**28**			15		
Net losses from cash flows hedging			**(13)**			
Related tax effect			**5**			
Translation adjustments in respect of equity basis investees***						1
Balance as at the end of the period	**7,330**	**353**	******10,059**	7,273	390	*8,773

* Restated - see note 2.

** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 215 million (September 30, 2005 - NIS 331 million, December 31, 2005 - NIS 264 million).

*** Adjustments from translation of financial statements of autonomous units.

**** Including NIS 2,776 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2006 (continued)

Reported amounts
(in millions of NIS)

	Year ended December 31		
	2005		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**
	Audited		
Balance as at the beginning of the period	7,225	339	*7,581
Net profit			*2,888
Exercise of share options	33		
Adjustments in respect of presentation of securities available for sale at fair value			273
Related tax effect			(115)
Paid dividend		(339)	(1,309)
Dividend that was declared in current year and not yet paid			(365)
Dividend that was declared after the balance sheet date		139	(139)
Benefit inherent in the allotment of share options to employees	22		
Translation adjustments in respect of equity basis investees***			3
Other adjustments relating to equity basis investees	1		
Balance as at the end of the period	7,281	139	*8,817

* Restated - see note 2.

** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 215 million (September 30, 2005 - NIS 331 million, December 31, 2005 - NIS 264 million).

*** Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of these financial statements.

Note 1

The accounting policies applied in the preparation of the condensed financial statements as at September 30, 2006 are consistent with those applied in the audited annual financial statements, as at December 31, 2005, except as described in Note 2 thereafter. These reports should be perused in connection with the annual financial statements as at December 31, 2005, and the notes accompanying them.

Note 2
Implementation for the first time of Accounting Standards

(1) The financial statements are adjusted in a manner of restatement in order to represent retroactively the correction caused by adopting accounting standard No. 24 of the Israeli Accounting Standard Board, "share based payment".
The standard requires recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled with capital instruments, cash, or other assets. According to the standard, share-based payment transactions in which goods or services are received are to be recorded at fair value.
The standard also establishes different disclosure requirements with regard to the substance and volume of share-based payment arrangements in existence during the period, and with respect to the manner in which such arrangements' fair value was determined.
The standard applies to financial statements for periods starting January 1, 2006. The directives of the standard are to be implemented for every share-based payment transaction performed after March 15, 2005 and not yet vested by the standard's inception date. The standard also requires restatement of comparative information that refers to periods as of March 15, 2005. With regard to share-based payments classified as liabilities (such as phantom option plans) in existence at the inception date, the standard is to be applied retroactively and comparative information is to be restated. Changes in terms of share-based payment transaction settled with capital instruments performed after March 15, 2005, will be handled in accordance with the directives of the new standard, and restatement of comparative information that refers to periods as of March 15, 2005 is required.

The effect of the transition is indicated by a restatement of comparative data for previous periods, as follows:

Effect on balance sheet	September 30, 2005	December 31, 2005
Increase in other liabilities-Employees in respect of salaries and related expenses, net	60	73
Increase in other assets	25	32
Total decrease in shareholders' equity	35	41

Effect on profit and loss statement	July-September 2005	January-September 2005	The Year 2005
Increase in salaries and incidental expenses	15	23	36
Decrease in provision for taxes on operating profit	6	9	16
Decrease in net profit	9	14	20

(2) In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard established presentation rules for financial instruments in financial statements, and specifies the due disclosure required in respect of such instruments. In addition, the standard establishes the manner of classifying financial instruments into financial liabilities and shareholders' equity, the classification of interest, dividends, losses and profits related to the instruments, and the circumstances under which financial assets should be offset against financial liabilities. The new standard applies to financial statements for periods beginning January 1, 2006, and forward.
The standard states that it should be adopted "from this day forward". The comparison numbers presented in financial statements for periods beginning on the date on which the standard takes effect will not be restated.
The Supervisor of Banks has issued directives on certain topics pertaining to the treatment of financial instruments. On those topics, these directives apply to the Bank.
The effect of the standards' implementation on the financial statements for the first time is not material.

(3) In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 21, regarding "Earnings Per Share" (hereinafter: "Standard 21"). This Standard establishes principles for the calculation and presentation of basic earnings per share and diluted earnings per share. The Standard cancels the directives of the Institute of Certified Public Accountants in Israel's Opinion Statement No. 55 regarding Earnings Per Share. The Standard stipulates, among other things, that the diluting effect of instruments convertible into shares of the Bank and of options on shares of the Bank should be included only in diluted earnings per share.
Standard 21 applies to financial statements for periods starting January 1, 2006, and forward. The Bank has adopted the Standard by restatement of comparison data on earnings per share for previous periods.
The effect of implementing standard 21 for the first time is not material.

Note 3
Capital Market Reform

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:
The increased competition and reduced concentration and conflicts of interests in the Israeli capital market law (legislative amendments), 2005 (hereinafter: the "Increased Competition Law").
The supervision of financial services (engaging in pension advising and pension marketing) law, 2005.
The supervision of financial services (provident funds) law, 2005.
In addition, the joint investments trust (distribution commission) regulations, 5766-2006, and the supervision of financial services (provident funds) (distribution commissions) regulations, 5766-2006, were published on February 26, 2006.
The legislation passed has wide ranging implications for many and varied legislative matters and a material effect on the bank's business.
For additional details concerning reform of the capital market, see Note 31 to the financial statements as at December 31, 2005.
In the Bank's estimation even after the sale of the rights related to the management of PKN funds, as described in Note 7 thereafter, and the agreement to sell the rights to the management of Lahak funds and the rights to the management of Kovetz provident funds, as described in Note 13 below, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual funds management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty in relation to the following matters, among other things:
The timing and the result of the divestment of the Bank from the remainder of the assets from which it is required to divest under the directives of the new legislation, the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the volume of commissions which the Bank will collect from its customers for advising on their investments and the date at which the Bank will be permitted to sell pension products.
The Bank Group's income from provident fund management fees totaled NIS 304 million in January - September 2006 compared with NIS 282 million in the same period last year and NIS 368 million in the year 2005.
The Bank Group's income from mutual fund management fees totaled NIS 209 million in January - September 2006 compared with NIS 369 million in the same period last year and NIS 499 million in the year 2005.
As of April 2006, the Bank collects distribution fees of mutual funds that amounted to NIS 57 million.

Note 4
Legal claims and requests to certify claims as class actions that were filed against the Bank and its consolidated subsidiaries

The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.The causes of the claims against the Bank's Group are various and wide-ranging. In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provision are necessary.
The additional exposure in respect of claims submitted against the Bank on various matters, as at September 30, 2005, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted to approximately NIS 191 million.
For details concerning requests to certify claims as class actions in material amounts - see Note 20C(4) to the financial statements as at December 31, 2005.
As at the date of publication of the financial statements, there have been no material changes with regard to legal claims against the Bank's Group relative to the description in the aforesaid financial statements, other than the following:
A. On September 18, 2006, the Bank received a statement of a claim and a petition to certify the claim as a class action, filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. (hereafter: the "Other Defendants").
The claimant claims that while she had an account with the Bank, excessive and unreasonable interest payments were collected from her by the Bank, as well as payments for added risk, credit allocation fees, and management fees, which she claims were uniform at all of the defendants. According to the claimant, the Bank acted in coordination with the Other Defendants, under a comprehensive arrangement between them, and as a result of the uniformity of interest rates, competition between them was prevented or reduced, leading to an increase in the interest spread in the unlinked shekel segment in current accounts; this created, according to the claimant, profits for the defendants, while causing immense damage to the public and to the economy.
The amount specified in the claim statement is NIS 7 billion against all of the defendants; the claimant notes that she reserves the right to amend the claim statement.
At this early stage, it is not possible to estimate the outcome of the hearing of the petition to hear the claim as a class action, nor of the claim itself. No provision was included in the financial statements in respect thereto.
B. With regard to the claim described in Note 20C(4)4 to the financial statements dated December 31, 2005, dealing with purchase offers published by the Bank for shares of Mishkan - the claim and the petition to certify the claim as a class action were dismissed by the court on October 29, 2006.

Note 5
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Claims and petitions to file class actions related to the company's insurance business are pending against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank.
For details of the aforesaid claims, see Note 20C(16) to the financial statements as at December 31, 2005.
As at the date of publication of the financial statements, there have been no material changes with regard to claims against the company in relation to the description in the aforesaid financial statements, other than the following:
A. Further to Note 20(C)(16)(a) to the financial statements as at December 31, 2005 , in March 2006, Clal Holdings was notified of a decision by the District Court to expunge the claims and the petitions to certify the claims as class actions.
B. Further to Note 20C (16)(d) to the financial statements as at December 31, 2005, in June 2006, the claimant filed a petition to renew the proceedings in this case. Clal Insurance's response to the petition was submitted in September 2006.
C. In October 2000, Clal Insurance, consolidated company, received a monetary claim and a claim for a declarative decree submitted against it and against Cellcom Israel Ltd. (hereinafter: "Cellcom") and against Sahar Insurance Company Ltd. (today Harel Insurance Company Ltd.) to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), as well as petition to certify the claim as a class action on behalf of all Cellcom customers who purchased insurance for their cellular telephones starting in 1994 (hereinafter: the "petition"). Clal Insurance insured the cellular telephones in 1999 and in 2000 against loss and theft (risk). The claim which is the subject of the petition concerns unlawful collection of VAT on the insurance premium component and the provision of illegal insurance services, in violation of the directives of the Insurance Business Supervision Law, 5741-1981.
The amount of the claim against Clal Insurance was not stated separately. The amount specified in the request as assessed by the claimants, is NIS 402 million, of which the amount alleged charged in respect of insurance for loss and risk for the period 1999 and 2000 (in which, the insurance was made by Clal Insurance) is NIS 57 million.
In February 2006, the company was notified of a decision by the District Court of Tel-Aviv-Jaffa to dismiss the petition to certify the claim as a class action, while charging the claimant with expenses. In April 2006, the claimants filed an appeal of the decision to dismiss the claim with the Supreme Court. The hearing of the appeal is scheduled for January 2007.
The financial statements of Clal Holdings as at September 30, 2006, state that in the opinion of the management of Clal Holdings, based on an assessment by its legal advisors, there are good chances that the Petition will be denyed. Therefore, no provision was included in the financial statements.

Note 6

On March 17, 2006, "Hapoalim U.S.A. Holding", a wholly owned subsidiary of the Bank, acquired full ownership of Investec (US) Corporate, a broker-dealer company registered and operating in the United States, in consideration for a total of $30 million.
Upon completion of the transaction, the Company changed its name to Hapoalim Securities USA Inc.

Note 7

On October 16, 2005, PKN, a mutual fund management company wholly owned by the bank, signed an agreement (hereinafter: the "agreement") with Solomon Mutual Funds Ltd. (hereinafter: the "buyer"), according to which PKN will sell to the buyer, at the date of completion of the transaction, all of PKN rights and obligations in regard to the management of PKN mutual funds, including the right to receive all revenues derived as a result thereof, and the goodwill acquired by PKN over the years in the area of management of PKN mutual funds, including the rights to the use of the commercial name PKN (hereinafter: the "assigned rights and obligations").
Under the agreement, the buyer undertakes to continue to manage the PKN mutual funds, while complying with all obligations under (A) the directives of the existing management agreements; (B) the directives of the prospectuses and public reports; and (C) the directives of any relevant law, all according to the terms set forth in the agreement.
The agreement stipulates, inter alia, issues such as the parties' behavior during the period from the signing of the agreement to its completion, distribution fees, the provision of various services by the Bank, and the loan of Bank employees to the buyer.
The agreement stipulates that at the date of completion of the transaction, in consideration for the acquisition of the assigned rights and obligations, the buyer will pay to PKN the total amount of approximately NIS 954 million (hereinafter: the "consideration"), subject to adjustments in cases specified in the agreement.
On February 20, 2006, an amendment to the agreement was signed, in which it was agreed to reduce the consideration amount, taking into account the decrease in the monetary volume of the assets of funds managed by PKN.
At the date of completion of the agreement, on March 31, 2006, the consideration was set at a total of NIS 834 million. The Bank included a total net profit of NIS 491 million in respect of this sale in the first quarter of 2006, under the item net profit from extraordinary transactions after taxes.

Note 8

Further to the government decision dated May 2, 1993, concerning changes in the banking System, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel and which allowed it control Bank Otsar Hahayal and to increase its Holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group.This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

During the period covered by the aforesaid permit, the Bank increased its holdings in Bank Otsar Hahayal, with the aim of being able to sell a full controlling interest when the time came, by purchasing shares from its partners in ownership of Bank Otsar Hahayal, primarily from Hever I.D.F. Personnel Ltd. (hereinafter: "Hever").

According to the agreement formulated, under which the Bank acquired shares of Bank Otsar Hahayal from Hever, Hever received various rights, including the right of first refusal to purchase the Bank's holdings in Bank Otsar Hahayal, with Hever entitled to assign this right to a third party. Hever was also granted an option to participate in the Bank's profits from the sale of some of its holdings in Bank Otsar Hahayal.

On January 9, 2006, the Bank and Hever signed an agreement under which Hever waived the aforesaid right of first refusal and the aforesaid option to participate in the Bank's profits, in return, the Bank made a commitment to pay Hever an amount of approximately NIS 65 million.The Bank also paid Hever NIS 20 million, the amount of tax applicable in respect of the dividend paid to Hever by Bank Otsar Hahayal in January 2006.The signing of this agreement helped the Bank to complete the process of selling its full holdings in Bank Otsar Hahayal. On August 17, the process of selling the full holdings in Bank Otsar Hahayal to First International Bank of Israel Ltd (hereinafter: "International Bank") was completed, for a total of approximately NIS 703 million, subject to adjustments to be carried out based on the shareholders' equity of Bank Otsar Hahayal as of December 31, 2005.The consideration is calculated according to the rate of the Bank's holdings in Bank Otsar Hahayal and according to a value based on approximately 185% of the shareholders' equity of Bank Otsar Hahayal. It was agreed in the sale agreement that the Bank will continue to provide certain operational services to Bank Otsar Hahayal, under the agreement in place since 1997 (before the Bank acquired full control of Bank Otsar Hahayal) and in effect through the end of 2011, in order to ensure that Bank Otsar Hahayal is able to continue to provide full banking services to its customers, as it has done until now.

However, the agreement stipulates that International Bank is entitled to exercise its control of Bank Otsar Hahayal and cease purchasing these operational services after a three year period, provided that in any case the Bank will continue to receive NIS 20 million per year till the end of 2011 in return for the provision of operational services, if these are terminated. In such a case, the Bank would receive the payment from Bank Otsar Hahayal or from International Bank.

Arrangements were also set forth for the continuation of the agreement between Otsar Hahayal and the Isracard Group, and for collaboration between International Bank and the Isracard Group.

The Bank recorded a net profit in the amount of NIS 183 million in respect of this sale in the third quarter of 2006, included under the item: net profit from extraordinary transactions, after taxes.

Note 8
(continued)

The following are highlights of the financial statements of Bank Otsar Hahayal Ltd., as included in the consolidated financial statements of the Bank Group:

	December 31 2005
	In millions of NIS
Balance sheet data:	
Total assets	9,146
Securities	553
Credit to the public	6,937
Deposits from the public	8,937

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2006	2005	**2006**	2005	2005
	In millions of NIS				
Profit and loss data:					
Profit from financing activities before provision for doubtful debts	**252**	236	**80**	80	315
Provision for doubtful debts	**15**	14	**10**	3	23
Operating and other income	**88**	90	**23**	32	121
Operating expenses	**229**	223	**71**	72	299

Note 9

On January 26, 2006, the Bank Group acquired 11% of the share capital of Delek Real Estate Ltd. through a share allocation, in consideration for a total of approximately NIS 260 million. The investment in the company is included in the consolidated financial statements based on equity method.

Note 10

On January 26, 2006, the Bank group sold 13.05% of the share capital of Industrial Buildings Ltd. to Delek Real Estate, in consideration for a total of approximately NIS 250 million. The Bank recorded a total net profit of approximately NIS 46 million in respect of this sale in the first quarter of 2006, included under the item profit from extraordinary activities after taxes.

Note 11

On June 27, 2006, Value-Added Tax Order (Tax Rate on Non-Profit Organizations and Financial Institutions), 5766-2006 (hereinafter: the "Amendment"), was published.

Pursuant to the Amendment that takes effect as of July 1, 2006, payroll tax and earnings tax rates applicable to financial institutions had been reduced from 17% to 15.5%.

The provision for taxes on the Bank's income includes earnings tax, according to the Value-Added Tax Law applicable to income. Accordingly, the statutory tax rate applicable to the Bank is 40.65% in 2006, 38.53% in 2007, 36.80% in 2008, 35.93% in 2009, and 35.06% from 2010 and forward.

Current taxes and deferred tax balances as at September 30, 2006, were calculated according to the new tax rates, as stipulated in the Amendment. The effect of the change on the consolidated financial statements for the nine months ended September 30, 2006 is not material.

Note 12

A. In July 2006, the Israeli Accounting Standards Board published Accounting Standard No.29, regarding the adoption of International Financial Reporting Standards (IFRS) (hereinafter: "the standard"). The standard stipulates that entities subject to the securities law, 5728-1968 which are required to report according to the regulations of this law, shall prepare their financial statements according to IFRS for periods starting January 1, 2008. The standard allows early adoption, starting with financial statements to be published after July 31, 2006.

Note 12
(continued)

The aforesaid does not apply to entities subject to the securities regulations (Periodic and Immediate Reports of a foreign Corporation), 5761-2000, and whose financial statements are not prepared in accordance with Israel GAAP. In addition, the standard stipulates that entities which are not subjected to the Securities Law, 5728-1968 and are not required to report according to the provisions of this law are also permitted to prepare their financial statements according to IFRS, starting with financial statements to be published after July 31, 2006.

IFRS will be adopted for the first time while implementing the directives of International Financial Reporting Standard No. 1, First-Time Adoption of IFRS for the transition period.

At the date of publication of the financial statements, the Supervisor of Banks had not yet published directives, if at all, with regard to the manner of adoption of the standard by banking corporations.

At this stage, the supervisor of Banks determine that the financial statement of banking corporations will be prepared according to supervisor of banks directives.

The Supervisor of Banks has notified the banking corporations that he intends to adopt those Israeli standards based on IFRS that do not pertain to the core of banking business.

B. In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (hereafter: the "Standard"). The Standard sets forth rules for the recognition, measurement, and subtraction of fixed asset items, and the disclosure required in respect thereto. The Standard stipulates, among other things, that when recognizing a fixed asset item for the first time, the entity must estimate and include as part of the cost of the item the costs that it will incur as a result of the obligation to dismantle and transfer the item and restore the space in which it is located. The Standard further stipulates that a group of similar fixed asset items shall be measured at cost, deducting accrued depreciation, and deducting losses from decline in value; or alternatively, at a revalued amount, deducting accrued depreciation, while an increase in the value of the asset as a result of revaluation beyond the initial cost shall be allocated directly to shareholders' equity, under the revaluation fund item. Any part of a fixed asset with a significant cost relative to the total cost of the item shall be depreciated separately, including costs of significant periodic tests. The Standard further stipulates that a fixed asset item acquired in return for another non-monetary item within a transaction of a commercial nature shall be measured at fair value.

The Standard will apply to financial statements for periods starting January 1, 2007.

As of the date of publication of the financial statements, the Supervisor of Banks has not yet published directives regarding the manner of adoption of the Standard by banking corporations, if at all.

Note 13

The following agreements were signed on October 26, 2006:

A. An agreement between Lahak Mutual Funds Management Ltd., a wholly owned subsidiary of the Bank (hereafter: "Lahak"), and Pekan Plus Mutual Funds Ltd. (hereafter: "Pekan Plus"), a company in the Prisma group (hereafter: the "Lahak Agreement").

Under the Lahak Agreement, Lahak will sell to Pekan Plus, at the date of completion of the transaction, the full rights and obligations of Lahak related to the management of Lahak mutual funds, including the right to receive any income deriving from such management, and the goodwill accumulated by Lahak over the years in the area of the management of Lahak mutual funds, including the rights to the use of the commercial name "Lahak".

Under the Lahak Agreement, Pekan Plus undertakes to continue to manage the Lahak mutual funds, while fulfilling all obligations under (A) the provisions of the existing management agreements; (B) the provisions of the prospectuses and public reports; and (C) the provisions of any law, all according to the terms stipulated in the agreement.

Due to the directives of the Joint Investment Trust Law, 5754-1994, regarding the "market share limit" of a fund manager, if the total volume of Pekan Plus funds at the date of completion of the transaction under the Lahak Agreement (i.e., all funds managed by Pekan Plus, including those whose management is to be acquired under the Lahak Agreement) exceeds the permitted market share, it is possible that Lahak may continue to manage some of the Lahak funds, such that Pekan Plus does not exceed the "market share limit" (hereafter: the "Surplus Lahak Funds"), for an additional period, at the end of which the management of the Surplus Lahak Funds will be transferred to Pekan Plus (if and as permitted by the market share of Pekan Plus), or to another fund manager.

The expected consideration for Lahak from the sale of the aforesaid full rights and obligations amounts to approximately NIS 150 million, and the expected profit is approximately NIS 89 million.

The transaction described above sets forth arrangements, among other things, for the distribution of the mutual funds transferred, as well as the provision of various services by the Bank, for a long-term period, as an addition to previous agreements signed between Pekan Plus and the Bank Group with regard to the acquisition of PKN mutual funds.

Completion of the transaction is contingent upon receipt of the required regulatory approvals, approval by the trustee of the funds, and realization of all of the suspending conditions for the execution of the transaction for the sale of Kovetz Provident Funds Management Company Ltd. to Prisma the New Provident Funds Company Ltd., detailed in Section B' below (hereafter: the "Kovetz Agreement").

Note 13 (continued)

Pekan Plus shall be entitled to request that the Lahak Agreement be realized separately, under certain conditions, regardless of the realization of the Kovetz Agreement. In such a case, Pekan Plus shall deposit with a trustee the amount of NIS 50 million, to be transferred to Lahak, as an addition to the consideration, if the sale transaction described in the Kovetz Agreement is not executed by April 20, 2007, except if the non-execution results from a breach by Kovetz of its obligations under the provisions of the Kovetz Agreement.

B. An agreement between Kovetz Provident Funds Management Company Ltd., a wholly owned subsidiary of the Bank (hereafter: "Kovetz"), and Prisma the New Provident Funds Company Ltd., a company in the Prisma group, for the sale of the management of the following provident funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth and Marpeh Central Sick Pay Fund, including the goodwill accumulated by Kovetz in the management of the aforesaid provident funds over the years of its activity, the full rights and obligations of Kovetz in the management of the aforesaid provident funds, and the right to receive the management fees of these provident funds.

The expected consideration for Kovetz from the sale of the aforesaid full rights and obligations amounts to approximately NIS 455 million, and the expected profit is approximately NIS 267 million.

As part of the transaction described above, the purchaser is to enter into long-term agreements with the Bank regarding the distribution of the aforesaid provident funds as well as the provision of operational services by the Bank.

Completion of the transaction is contingent upon receipt of the required regulatory approvals. The transaction is also contingent upon amendment of the articles of the provident funds, as stipulated in the agreement; the signing of a distribution and operation agreement with the Bank; and the completion of the Lahak Agreement.

Note 14

After the release of the Bank's annual financial statements for 2005, criticism was published in the media regarding the amount of the overall compensation paid to the Bank's senior executives, as reported in the aforesaid financial statements.

In its meeting dated April 27, 2006, the Board of Directors of the Bank held a discussion of the compensation plan for the Bank's senior executives and determined that the principles instituted at the Bank from 1998 to the present were approved in a legal manner and served the best interest of the Bank and of all of its shareholders.

However, in view of the public sentiment on this matter, the Board of Directors resolved to establish a committee comprised of Board members, in which all external directors will also participate, to reexamine the compensation system. The Board of Directors emphasized that it is appropriate that the compensation policy for executives should continue to be based on achievements, excellence, and the attainment of business objectives, as has been the practice until now, for the good of the Bank and its shareholders. At the same meeting, Chairman of the Board Mr. S. Nehama, CEO of the Bank Mr. Z. Ziv, and Chairman of the Board of Isracard and of companies in the Poalim Capital Markets Group, Mr. D. Dankner, announced that notwithstanding their existing contracts, they agree that the committee may decide that in calculating bonuses, the Bank's profits should be taken into account excluding the substantial profits to be obtained from sales of assets imposed on the Bank as a result of the Bachar Reform (such as the sale of mutual funds, provident funds, and Bank Otsar Hahayal).

The Israel Securities Authority addressed a request to the Bank for details regarding the manner in which the compensation is determined. Later, the Bank was required to provide the Israel Securities Authority with a legal opinion regarding the question whether the Arison Group and Mr. D. Dankner had a personal interest in approving the salary of the Chairman of the Board of Directors of the Bank.

The Bank received a legal opinion produced jointly by the legal firms Gornitsky & Partners and Caspi & Partners, which determined that neither the Arison Group nor Mr. Dankner had a personal interest, in approving the salary and compensation of the Chairman of the Board of Directors. Accordingly, the approval of the salary and compensation of the Chairman of the Board of Directors by the general assembly of shareholders was performed in a lawful manner.

The Bank was contacted by two legal firms on behalf of their clients which are bank shareholders stating that they intended to submit a request to the court to approve the filing of derivative claims on behalf of the Bank, against members of the Board of Directors of the Bank, in regard to the approval of the terms of salary and compensation for senior officers of the Bank, and against some of those officers, all in order to cause them to repay to the Bank the amount which, in the opinion of these attorneys, should not have been approved and paid.

The Bank rejected the demands to file its own claim against members of the Board of Directors and against senior officers of the Bank, as in the opinion of the members of the Board of Directors who discussed the demand, all decisions on this matter were made in a lawful manner.

Subsequently, in July 2006, one of these legal firms filed on behalf of its client Mr. S. Vashdi a request with the court to approve the filing of a derivative claim on this matter on behalf of the Bank, against the Chairman of the Board of Directors, claiming that he should repay the entire salary he received from the Bank in the last seven years, and against members of the Board of Directors of the Bank, claiming that they should pay the Bank the amount of about NIS 42 million, which is the amount that, according to the originator of the request, should not have been paid to senior officers of the Bank (hereafter: the "Deriative petition").

Note 14
(continued)

Further to discussions held with the Israel Securities Authority, and further to discussions held with the representatives of the petitioner in the derivative petition, in October 4, 2006, an agreement was reached regarding a settlement between the Bank and officers of the Bank and the petitioner in the Derivative Petition (hereafter: the "Settlement Agreement").

Under the Settlement Agreement and due to the public aspect of the case only, Mr. Nehama, Chairman of the Board of Directors of the Bank, and Mr. Ziv, CEO of the Bank, will each pay the Bank the amount of approximately NIS 13 million. These amounts constitute the full amount of the difference between the bonuses paid to Messrs. Nehama and Ziv by the Bank for the year 2004 and the bonuses paid to them for the year 2005. Payment of these amounts will be performed, as stipulated in the Settlement Agreement, among other things, out of the amounts to which Messrs. Nehama and Ziv will be entitled to receive from the Bank for the years 2006-2008, in CPI-linked values.

The Settlement Agreement further stipulates that Messrs. Nehama and Ziv relinquish, from 2006 forward, the bonuses to which they would be entitled for profits from the sale of provident funds and/or pension funds and mutual funds owned by the Bank, the sale of which is imposed upon the Bank by law; and for profits resulting from the sale of the Bank's shares in Bank Otsar Hahayal Ltd. (the "Forced Sales").

The Settlement Agreement notes that the aforesaid amounts will be repaid to the Bank by Messrs. Nehama and Ziv due to the public aspect of the case, despite the fact that the Bank, the members of the Board of Directors of the Bank, and their legal advisors have determined that the full payment of the bonuses was approved in a legal manner, and that Messrs. Nehama and Ziv were lawfully entitled to receive the full amounts paid to them as bonuses, in recognition of their accomplishments and the Bank's achievements during 2005, as was also stipulated in the Settlement Agreement.

The Settlement Agreement further states that due to the public aspect of the case, the Bank is considering the formulation of an updated option plan and/or compensation plan, to apply from 2006 forward, for Messrs. Nehama and Ziv, as well as for officers and other senior employees of the Bank and it's subsidiaries, all of them or in part.

The Settlement Agreement also stipulates that although Mr. Dankner did not join the Settlement Agreement, due among other causes to the fact that his compensation and bonus were approved by one-third of the assembly, and in light of the opinion of his legal advisors, Mr. Dankner was granted the right to join the Settlement Agreement, in writing, until March 1, 2007, and to pay the Bank the amount of NIS 7.5 million, in the same format in which Messrs. Nehama and Ziv are repaying funds to the Bank.

The validity of the Settlement Agreement is contingent, among other things, upon its approval by the authorized organs of the Bank, and upon its approval by the Court in a final and conclusive ruling, with approval of the Derivative Petition as a derivative claim.

Note 15

In early November 2006, the Bank completed the acquisition of 57.55% of the means of control of Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif"), a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif prior to the acquisition was C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey, which retains the remaining holdings in Bank Pozitif following the acquisition.

The acquisition was carried out via an investment in the equity of Bank Pozitif, at approximately USD 100 million, subject to adjustments. Following the acquisition, the shareholders' equity of Bank Pozitif will stand at approximately USD 170 million, and its assets will total approximately USD 350 million.

In addition to the existing areas of activity at Bank Pozitif, through its investment, the Bank intends to develop activity in the area of retail banking in Turkey.

On November 3, 2006 Bank Pozitif entered into an agreement for the purchase of full means of control of Demir Kazakhstan Bank (hereinafter: DKB), a bank incorporated and operating in Kazakhstan, from its current owner, Mr. Halit Cingillioglu, who is a related party of C Faktoring Anonim Sirketi and a controlling shareholder of other companies in its group.

In consideration of the purchase, Bank Pozitif will, on the closing date of the transaction, pay the sum of about USD 24 million, subject to adjustments. The shareholders equity of DKB is currently USD 14 million.

DKB is engaged in the provision of banking services to corporate and retail customers. Bank Pozitif intends to continue to develop DKB and its activities by developing advanced banking capabilities and products, inter alia, expanding its branch network and broadening its customer base.

The completion of the acquisition of DKB is subject to the fulfillment of the various conditions precedent, including the receipt of a permit from the Governor of the Bank of Israel for the acquisition, and additional permits from the competent authorities in Turkey and Kazakhstan.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

Reported amounts (in millions of NIS)

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	Unaudited			
A. In respect of assets*:				
From credit to the public	**1,245**	3,264	**6,861**	10,073
From credit to the Government	**(9)**	30	**(1)**	105
From deposits with banks	**(473)**	348	**(610)**	1,650
From deposits with the Bank of Israel and from cash	**(14)**	31	**34**	132
From debentures	**(273)**	331	**249**	1,053
From other assets	**(5)**	9	**13**	27
	471	4,013	**6,546**	13,040
B. In respect of liabilities*:				
On deposits from the public	**1,024**	(1,722)	**(1,209)**	(6,396)
On deposits from the Government	**(24)**	(68)	**(123)**	(143)
On deposits from the Bank of Israel	**(3)**	(1)	**(12)**	(4)
On deposits from banks	**(95)**	(34)	**(161)**	(267)
On debentures and subordinated notes	**(151)**	(657)	**(788)**	(1,769)
On other liabilities	**21**	(5)	**38**	(8)
	772	(2,487)	**(2,255)**	(8,587)
C. In respect of derivative instruments and hedging activities:				
Ineffective part in hedging relations**	**-**	(4)	**(6)**	(6)
Net income in respect of ALM derivative instruments***	**410**	127	**583**	369
Net income in respect of other derivative instruments	**88**	61	**238**	44
	498	184	**815**	407

* Including effective component in hedging relations.

** Ineffectiveness deriving from fair value hedges.

*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	Unaudited			
D. Other*				
Commissions from financing transactions	**60**	60	**190**	175
Profits from sale of debentures available for sale, net	**12**	13	**41**	53
Realized and unrealized profits from adjustments to fair value of debentures held for trading, net	**14**	9	**9**	12
Other financing income	**194**	224	**618**	580
Other financing expenses	**(8)**	(17)	**(8)**	(48)
	272	289	**850**	772
Total profit from financing activities before provision for doubtful debts	**2,013**	1,999	**5,956**	5,632
Of which: exchange rate differences, net	**(294)**	(10)	**(375)**	17

E. Details of net effect of derivative instruments hedging on profit from financing activities				
Financing income (expenses) in respect of assets	**(10)**	6	**(2)**	(3)
Financing income (expenses) in respect of liabilities	**224**	(113)	**(33)**	45

* Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended September 30					
	2006			2005		
	Specific provision*	Supplementary provision**	Total	Specific provision*	Supplementary provision**	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,549**	**1,218**	**11,767**	10,614	1,229	11,843
Subsidiary consolidated in the past	**(254)**	**(23)**	**(277)**	-	-	-
Provisions during the period***	**411**	**19**	**430**	437	24	461
Reduction of provisions	**(134)**	**(6)**	**(140)**	(227)	(5)	(232)
Recoveries of debts written-off in previous years	**(17)**	**-**	**(17)**	(7)	-	(7)
Provision charged to statement of profit and loss	**260**	**13**	**273**	203	19	222
Write-offs	**(380)**	**-**	**(380)**	(300)	-	(300)
Provision balance as at the end of the period	**10,175**	**1,208**	**11,383**	10,517	1,248	11,765
Of which: provision balance which was not deducted from the item "Credit to the public"	**635**	**-**	**635**	841	-	841

* In other loans not including provision for interest on doubtful debts after the debts were declared doubtful.
In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears.

** Including a general provision for doubtful debts.

*** On January 1, 2006, the Bank of Israel published a circular concerning the manner of calculation of the provision for doubtful debts in respect of loans for housing. The circular states, among other things, that a bank that chooses to calculate provisions for loans using the depth of arrears method, even when it is not required to do so under the directives, is not permitted to reduce the provisions by means of a decision to perform specific provisions.
The circular also provides clarification regarding the calculation of the extent of arrears, provides instructions regarding the calculation of the provisions in respect of loan arrangements and restructuring, and the calculation of the provision in respect of loans in which the principal is settled in a single payment, and disallows the reduction of a provision in respect of a debt settled after the balance sheet date, even if the settlement is received in cash.
The effect of the new circular on the provision for doubtful debts by depth of arrears in the period January-September 2006 is a net increase of provision for doubtful debts amounting to approximately NIS 18 million, which charged to statement of profit and loss in the first quarter of 2006.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Nine months ended September 30					
	2006			2005		
	Specific provision*	Supplementary provision**	Total	Specific provision*	Supplementary provision**	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,587**	**1,172**	**11,759**	10,299	1,219	11,518
Subsidiary consolidated in the past	**(254)**	**(23)**	**(277)**	(36)	-	(36)
Subsidiary consolidated at first	**-**	**-**	**-**	5	-	5
Provisions during the period***	**1,284**	**94**	**1,378**	1,603	*74	*1,677
Reduction of provisions	**(501)**	**(35)**	**(536)**	(589)	*(45)	*(634)
Recoveries of debts written-off in previous years	**(31)**	**-**	**(31)**	(27)	-	(27)
Provision charged to statement of profit and loss	**752**	**59**	**811**	987	29	1,016
Write-offs	**(910)**	**-**	**(910)**	(738)	-	(738)
Provision balance as at the end of the period	**10,175**	**1,208**	**11,383**	10,517	1,248	11,765
Of which: provision balance which was not deducted from the item "Credit to the public"	**635**	**-**	**635**	841	-	841

* In other loans not including provision for interest on doubtful debts after the debts were declared doubtful.
In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears.

** Including a general provision for doubtful debts.

*** On January 1, 2006, the Bank of Israel published a circular concerning the manner of calculation of the provision for doubtful debts in respect of loans for housing. The circular states, among other things, that a bank that chooses to calculate provisions for loans using the depth of arrears method, even when it is not required to do so under the directives, is not permitted to reduce the provisions by means of a decision to perform specific provisions.
The circular also provides clarification regarding the calculation of the extent of arrears, provides instructions regarding the calculation of the provisions in respect of loan arrangements and restructuring, and the calculation of the provision in respect of loans in which the principal is settled in a single payment, and disallows the reduction of a provision in respect of a debt settled after the balance sheet date, even if the settlement is received in cash.
The effect of the new circular on the provision for doubtful debts by depth of arrears in the period January-September 2006 is a net increase of provision for doubtful debts amounting to approximately NIS 18 million, which charged to statement of profit and loss in the first quarter of 2006.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

Reported amounts
(in millions of NIS)

	September 30, 2006						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
				Unaudited			
Assets							
Cash on hand and deposits with banks	**4,987**	**843**	**23,836**	**3,276**	**3,319**	**-**	**36,261**
Securities	**13,900**	**2,281**	**18,664**	**4,413**	**2,430**	**1,660**	**43,348**
Credit to the public[2]	**72,337**	**53,799**	**37,744**	**6,873**	**9,245**	**36**	**180,034**
Credit to governments	**-**	**188**	**605**	**1**	**-**	**-**	**794**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**769**	**769**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,650**	**3,650**
Other assets	**2,267**	**50**	**2,803**	**323**	**2,266**	**533**	**8,242**
Total assets	**93,491**	**57,161**	**83,652**	**14,886**	**17,260**	**6,648**	**273,098**
Liabilities							
Deposits from the public	**89,450**	**26,412**	**80,409**	**12,413**	**8,152**	**36**	**216,872**
Deposits from banks	**1,578**	**1,601**	**1,132**	**119**	**494**	**-**	**4,924**
Deposits from the Government	**38**	**2,596**	**178**	**2**	**1**	**-**	**2,815**
Debentures and subordinated notes	**1,138**	**12,884**	**4,723**	**200**	**281**	**-**	**19,226**
Other liabilities	**4,260**	**622**	**3,141**	**384**	**2,226**	**503**	**11,136**
Total liabilities	**96,464**	**44,115**	**89,583**	**13,118**	**11,154**	**539**	**254,973**
Excess of assets (liabilities)	**(2,973)**	**13,046**	**(5,931)**	**1,768**	**6,106**	**6,109**	**18,125**
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	**-**	**-**	**469**	**(144)**	**(325)**		
Effect of not hedging derivatives:							
Derivative instruments							
(not including options)	**8,527**	**(8,128)**	**5,779**	**(1,102)**	**(5,076)**		
Options in the money, net							
(in terms of underlying assets)	**490**	**(180)**	**322**	**(200)**	**(432)**		
Options out of the money, net							
(in terms of underlying assets)	**454**	**-**	**(209)**	**(215)**	**(30)**		
Total	**6,498**	**4,738**	**430**	**107**	**243**	**6,109**	
Options in the money, net							
(present value of stated amount)	**484**	**(189)**	**410**	**(436)**	**(269)**		
Options out of the money, net							
(present value of stated amount)	**3,459**	**-**	**(1,895)**	**(946)**	**(618)**		

* Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	September 30, 2005						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items***	Total
			Unaudited				
Assets							
Cash on hand and deposits with banks	8,393	1,195	21,429	3,083	2,028	-	36,128
Securities	12,023	*2,068	*11,718	3,589	1,840	605	*31,843
Credit to the public(2)	68,636	*54,942	*40,626	5,920	9,832	145	*180,101
Credit to governments	2	578	751	8	-	-	1,339
Investments in equity basis investees	-	-	-	-	-	628	628
Buildings and equipment	-	-	-	-	-	3,590	3,590
Other assets	**1,617	171	2,884	161	1,605	395	**6,833
Total assets	**90,671	58,954	77,408	12,761	15,305	5,363	**260,462
Liabilities							
Deposits from the public	86,751	29,995	67,182	11,508	7,209	145	202,790
Deposits from banks	831	1,416	2,960	398	705	-	6,310
Deposits from the Government	135	2,800	194	8	-	-	3,137
Debentures and subordinated notes	1,103	12,546	5,965	395	288	384	20,681
Other liabilities	**3,608	672	3,881	264	1,632	496	**10,553
Total liabilities	**92,428	47,429	80,182	12,573	9,834	1,025	**243,471
Excess of assets (liabilities)	**(1,757)	11,525	(2,774)	188	5,471	4,338	**16,991
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	530	(146)	(384)		
Effect of not hedging derivatives:							
Derivative instruments							
(not including options)	2,657	(1,475)	4,115	(195)	(5,423)	321	
Options in the money, net							
(in terms of underlying asset)	389	(179)	(773)	550	13		
Options out of the money, net							
(in terms of underlying asset)	569	(163)	(406)	(49)	49		
Total	1,858	9,708	692	348	(274)	4,659	
Options in the money, net							
(present value of stated amount)	311	(183)	(990)	892	(30)		
Options out of the money, net							
(present value of stated amount)	2,046	(180)	(957)	(373)	(536)		

* Reclassified.
** Restated - see Note 2.
*** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	December 31, 2005						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
	Audited						
Assets							
Cash on hand and deposits with banks	8,614	1,160	25,947	3,241	2,100	-	41,062
Securities	11,770	1,633	12,882	3,937	2,124	1,467	33,813
Credit to the public[2]	73,225	57,201	39,006	5,891	9,790	20	185,133
Credit to governments	-	473	717	3	-	-	1,193
Investments in equity basis investees	-	-	-	-	-	662	662
Buildings and equipment	-	-	-	-	-	3,729	3,729
Other assets	*1,776	211	2,554	172	2,474	528	*7,715
Total assets	*95,385	60,678	81,106	13,244	16,488	6,406	*273,307
Liabilities							
Deposits from the public	91,542	29,559	73,461	11,370	7,940	20	213,892
Deposits from banks	1,240	1,779	2,388	488	529	-	6,424
Deposits from the Government	353	2,813	193	3	1	-	3,363
Debentures and subordinated notes	1,158	13,131	5,950	393	323	406	21,361
Other liabilities	*4,263	601	3,352	267	2,469	531	*11,483
Total liabilities	*98,556	47,883	85,344	12,521	11,262	957	*256,523
Excess of assets (liabilities)	*(3,171)	12,795	(4,238)	723	5,226	5,449	*16,784
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	515	(144)	(371)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	4,612	(3,547)	4,328	(847)	(4,872)	326	
Options in the money, net							
(in terms of underlying asset)	328	(218)	(774)	486	178		
Options out of the money, net							
(in terms of underlying asset)	37	(51)	73	(51)	(8)		
Total	*1,806	8,979	(96)	167	153	5,775	
Options in the money, net							
(present value of stated amounts)	190	(240)	(644)	594	100		
Options out of the money, net							
(present value of stated amounts)	532	(48)	171	(180)	(475)		

* Restated - see Note 2.
** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended September 30, 2006							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	**701**	**95**	**395**	**204**	**450**	**168**	**-**	**2,013**
Inter-segmental	**(179)**	**234**	**(143)**	**(85)**	**47**	**126**	**-**	**-**
Operating and other income:								
From externals	**417**	**351**	**132**	**34**	**80**	**16**	**132**	**1,162**
Inter-segmental	**(22)**	**(42)**	**(12)**	**(7)**	**(3)**	**-**	**86**	**-**
Total income	**917**	**638**	**372**	**146**	**574**	**310**	**218**	**3,175**
Provision for doubtful debts	**36**	**3**	**44**	**49**	**141**	**-**	**-**	**273**
Net profit	**246**	**82**	**54**	**37**	**168**	**163**	**17**	**768**
Return on equity (rate of net profit out of average of equity)	**46.4%**	**31.9%**	**25.6%**	**17.6%**	**10.9%**	**16.0%**	**-**	**19.0%**

	Three months ended September 30, 2005*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	735	(570)	259	213	1,494	(132)	-	1,999
Inter-segmental	(302)	881	(32)	(101)	(952)	506	-	-
Operating and other income:								
From externals	387	430	141	26	73	15	155	1,227
Inter-segmental	(19)	(38)	(15)	(3)	(2)	-	77	-
Total income	801	703	353	135	613	389	232	3,226
Provision for doubtful debts	18	3	31	26	144	-	-	222
Net profit	87	140	46	30	182	266	1	752
Return on equity (rate of net profit out of average of equity)	15.9%	48.6%	23.5%	15.0%	12.6%	35.4%	-	20.2%

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Nine months ended September 30, 2006							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	**2,030**	**(863)**	**1,094**	**644**	**2,783**	**268**	**-**	**5,956**
Inter-segmental	**(530)**	**1,881**	**(338)**	**(277)**	**(1,232)**	**496**	**-**	**-**
Operating and other income:								
From externals	**1,225**	**1,200**	**409**	**102**	**314**	**84**	**410**	**3,744**
Inter-segmental	**(65)**	**(134)**	**(34)**	**(22)**	**(10)**	**-**	**265**	**-**
Total income	**2,660**	**2,084**	**1,131**	**447**	**1,855**	**848**	**675**	**9,700**
Provision for doubtful debts	**97**	**15**	**151**	**134**	**404**	**-**	**10**	**811**
Net profit	**495**	**778**	**165**	**92**	**571**	**482**	**27**	**2,610**
Return on equity (rate of net profit out of average of equity)	**29.5%**	**106.4%**	**26.1%**	**14.8%**	**12.8%**	**16.1%**	**-**	**22.0%**

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Nine months ended September 30, 2005*							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	1,873	(2,180)	660	612	4,681	(14)	-	5,632
Inter-segmental	(631)	3,143	2	(285)	(3,119)	890	-	-
Operating and other income:								
From externals	1,142	1,191	392	89	193	40	365	3,412
Inter-segmental	(55)	(111)	(37)	(17)	-	-	220	-
Total income	2,329	2,043	1,017	399	1,755	916	585	9,044
Provision for doubtful debts	62	8	139	132	671	-	4	1,016
Net profit	237	927	103	60	383	552	12	2,274
Return on equity (rate of net profit out of average of equity)	14.6%	106.9%	17.3%	10.1%	9.0%	23.5%	-	20.5%

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Year ended December 31, 2005*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Audited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	2,130	(2,793)	939	887	6,085	361	-	7,609
Inter-segmental	(442)	4,021	(34)	(423)	(3,934)	812	-	-
Operating and other income:								
From externals	1,585	1,601	518	126	269	65	436	4,600
Inter-segmental	(75)	(155)	(43)	(30)	(2)	-	305	-
Total income	3,198	2,674	1,380	560	2,418	1,238	741	12,209
Provision for doubtful debts	87	10	152	171	844		4	1,268
Net profit (loss)	317	1,029	170	97	594	717	(36)	2,888
Return on equity (rate of net profit out of average of equity)	13.9%	96.8%	19.9%	11.6%	10.2%	21.5%	-	19.0%

* Reclassified.

ɔre de 2006 **Bank Hapoalim** Condensed Financial Statement as at September 30, 2006 **Bank Hap**

ıidos em 30 de Setembro de 2006 **Banque Hapoalim** Résumé de l'état financier au 30 septemb

ıк **"Апоалим"** выписка из финансовых отчетов на 30 сентября 2006 **Bank Hapoalim** Estados

ם תמצית דוחות כספיים רבעוניי **בנק הפועלים** **Bank Hapoalim** Estados Financieros Condensados al 30

2006 بنك هبوعليم ملخص التقارير المالية الفصلية ليوم 30 أيلول **Bank Hapoalim** Relatórios Finan

ed Financial Statement as at September 30, 2006 **עלים** תמצית דוחות כספיים רבעוניים ליום 30 בספטמבר 2006

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